Filed pursuant to Rule 424(b)(3)

Registration No. 333-264398

Up to 3,340,620 Ordinary Shares

Brenmiller Energy Ltd.

This prospectus relates to the resale by the selling shareholders identified in this prospectus of up to 3,340,620 ordinary shares, par value NIS 0.02 per share, or Ordinary Shares, as further described below under “Prospectus Summary—Recent Private Placement.”

The selling shareholders are identified in the table commencing on page 77. No Ordinary Shares are being registered hereunder for sale by us. We will not receive any proceeds from the sale of the Ordinary Shares by the selling shareholders. All net proceeds from the sale of the Ordinary Shares covered by this prospectus will go to the selling shareholders (see “Use of Proceeds”). The selling shareholders are offering their securities in order to create a public trading market for our equity securities in the United States. Unlike an initial public offering, any sale by the selling shareholders of the Ordinary Shares is not being underwritten by any investment bank. The selling shareholders may sell all or a portion of the Ordinary Shares from time to time in market transactions through any market on which our Ordinary Shares are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale (see “Plan of Distribution”).

Our Ordinary Shares have been approved for listing on the Nasdaq Capital Market, or Nasdaq, under the symbol “BNRG.”

Our Ordinary Shares currently trade on the Tel Aviv Stock Exchange Ltd., or TASE, under the symbol “BNRG.” The last reported sale price of our Ordinary Shares on May 22, 2022 was NIS 14.54, or approximately $4.33 per share (based on the exchange rate reported by the Bank of Israel on such date).

We expect the opening price of our Ordinary Shares on Nasdaq to be determined based on the closing price of our Ordinary Shares on the TASE on May 25, 2022, converted to U.S. dollars (based on the exchange rate reported by the Bank of Israel on such date).

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and a “foreign private issuer”, as defined in Rule 405 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and are eligible for reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. (see “Risk Factors” beginning on page 9).

Neither the Securities and Exchange Commission, or the SEC, the Israel Securities Authority, or the ISA, nor any state or other foreign securities commission has approved nor disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 24, 2022

i

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor any of the selling shareholders have authorized anyone to provide you with different information. Neither we nor any of the selling shareholders are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the applicable document. Since the date of this prospectus, our business, financial condition, results of operations and prospects may have changed.

For investors outside of the United States: Neither we nor any of the selling shareholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “we,” “us,” “our,” the “Company” and “Brenmiller” refer to Brenmiller Energy Ltd. and its wholly owned subsidiaries, Brenmiller Energy (Rotem) Ltd., a company incorporated under the laws of the State of Israel, and Brenmiller Energy Inc., a company incorporated under the laws of Delaware, United States.

Our reporting currency is the U.S. dollar and our functional currency is the New Israeli Shekel. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “NIS” are to New Israeli Shekels, to “dollars” or “$” are to U.S. dollars, and to “EUR” are to the Euro.

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications.

We report our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

As a result of a two-for-one reverse split of our outstanding Ordinary Shares, which became effective on February 20, 2022, or the Reverse Split, the selling shareholders may resell up to 3,340,630 Ordinary Shares, pursuant to this prospectus. Unless the context expressly indicates otherwise, all references to share and per share amounts referred to herein reflect the amounts after giving effect to the Reverse Split. The number of Ordinary Shares currently issued and outstanding is 13,706,328. The number of Ordinary Shares that will be issued and outstanding immediately after this offering is 15,430,234 Ordinary Shares and includes:

●	1,517,655 Ordinary Shares issued at the Second Closing (as defined herein);

●	152,655 Ordinary Shares issuable upon the exercise of outstanding prefunded warrants to purchase Ordinary Shares at an exercise price of NIS 0.60 per Ordinary Share issued at the Second Closing and exercisable immediately upon issuance, or the Prefunded Warrants (subject to the 9.99% beneficial ownership limitation set forth in the Private Placement (as defined below), or the 9.99% Beneficial Ownership Limitation); and

●	53,596 Ordinary Shares issuable upon the exercise of 107,192 non-marketable options at an exercise price of NIS 14.18 per Ordinary Share to a third party as part of a transaction fee in connection with the Private Placement.

The number of Ordinary Shares to be outstanding immediately after this offering Ordinary Shares excludes:

●	274,116 Ordinary Shares issuable upon the exercise of 548,232 options to directors, officers, service providers and employees that are exercisable within 60 days; and

●	834,999 Ordinary Shares issuable upon the exercise of 1,669,998 warrants to directors, officers, service providers and employees that are exercisable within 60 days.

ABOUT THIS PROSPECTUS

This prospectus describes the general manner in which the selling shareholders identified in this prospectus may offer from time to time up to 3,340,620 Ordinary Shares. If necessary, the specific manner in which the Ordinary Shares may be offered and sold will be described in a supplement to this prospectus, which supplement may also add, update or change any of the information contained in this prospectus. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date—for example, any prospectus supplement—the statement in the document having the later date modifies or supersedes the earlier statement.

GLOSSARY OF DEFINED TERMS

bGen™ means our propriety technology.

BIRD Foundation means the Israel-United States Research and Development Foundation.

EIB means the European Investment Bank.

ENEL means Enel S.p.A., an Italian international manufacturer and distributor of electricity and gas.

ESG means non-financial environmental, social and governance objectives.

Fortlev means Fortlev Energia Solar Ltd., a Brazilian plastic tank manufacturer.

GDPR means the General Data Protection Regulation, and any additional requirements in the national implementing laws of countries in the European Economic Area.

IEC means the Israel Electric Corporation.

IIA means the Israel Innovation Authority of the Ministry of Economy and Industry.

IRS means the United States Internal Revenue Service.

ISO means the International Organization for Standardization.

LIBOR means the London-Inter-bank Offered Rate.

LIBOR Transition Event means the occurrence of one or more of the following events with respect to the LIBOR rate:

(1) a public statement or publication of information by or on behalf of the administrator of the LIBOR rate announcing that such administrator has ceased or will cease to provide the LIBOR rate, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the LIBOR rate;

(2) a public statement or publication of information by the regulatory supervisor for the administrator of the LIBOR rate, the U.S. Federal Reserve System, an insolvency official with jurisdiction over the administrator for the LIBOR rate, a resolution authority with jurisdiction over the administrator for the LIBOR rate or a court or an entity with similar insolvency or resolution authority over the administrator for the LIBOR rate, which states that the administrator of the LIBOR rate has ceased or will cease to provide the LIBOR rate permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the LIBOR rate; or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the LIBOR rate announcing that the LIBOR rate is no longer representative.

Ministry of Defense means the Israeli Ministry of Defense.

Ministry of Economy and Industry means the Israeli Ministry of Economy and Industry.

Ministry of Energy means the Israeli Ministry of Energy.

MW means megawatt, the standard term of measurement for bulk electricity. One megawatt is equal to 1 million watts.

MWh means a megawatt hour, equaling 1,000 kilowatts of electricity generated per hour and is used to measure electric output.

NYPA means New York Power Authority, a New York State public-benefit corporation.

PFIC means a passive foreign investment company.

Private Placement Investors means Alpha Capital Anstalt, Clover Alpha L.P., Clover Wolf Capital Limited Partnership and More Provident Funds Ltd.

QEF means a qualified election fund.

R&D means research and development.

RSU means restricted stock unit.

SEC means the United States Securities and Exchange Commission.

TASE means the Tel Aviv Stock Exchange, Ltd.

TES means thermal energy storage.

USPTO means the United States Patent and Trademark Office.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. Before you decide to invest in our securities, you should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and related notes appearing at the end of this prospectus.

We are a technology company that develops, produces, markets and sells TES systems based on our proprietary and patented bGen™ technology. The use of our technology enables better renewable integration, increases energy efficiency and reduces carbon emissions by allowing constant and reliable energy while stabilizing the intermittent nature of renewable sources.

We believe that climate change is the greatest challenge of our times. A major contributor to climate change is carbon emissions being emitted to the atmosphere. To combat this, countries and organizations have set and are continuing to set targets for themselves and various industries to reduce their carbon emissions. In order to meet such carbon emission targets, we believe it is necessary to ban the use of fossil fuels and, instead, rely on renewable energy sources and systems that result in carbon capture, energy storage, efficient energy recovery, and the reuse of wasted heat. Our bGen™ TES system stores energy and can recover wasted heat from available energy resources to provide one consistent energy output. By doing so, the bGen™ TES system can precisely match energy supplies with the demand and bridges the gap between renewable energy and conventional power sources. Accordingly, TES systems such as our bGen™ system have become essential to the renewable energy market to ensure the reliability and stability of energy supplies.

We have developed our bGen™ technology over the last eight years and have tested it across three generations of demonstration units at various sites globally. Our bGen™ technology uses crushed rocks to store heat at temperatures of up to 1400˚ Fahrenheit and is comprised of three key elements inside one unit: thermal storage, heat exchangers, and a steam generator. The use of crushed rock as a means of storage results in no hazardous challenges to the environment and enhances system durability so that even after tens of thousands of charge and discharge cycles, the storage material does not need to be replaced because the storage material does not suffer from degradation in performance. Additionally, the bGen™ technology can be charged multiple heat sources, such as residual heat, biomass, and renewables, as well as from electrical sources using embedded electric heathers within the TES system. The TES system dispatches thermal energy on demand in the form of steam, which can be saturated for industrial use, or in the form of a superheated steam, which can be used to activate steam turbines.

The following image depicts our bGen™ system charged by flue gases.

The TES system is capable of being implemented into both power plants and industrial facilities. Its applications may vary, but include, and are not limited to, the use in recovering wasted heat in production processes, solar thermal power plants, cogeneration plants, and the electrification of heat. The TES system is passive, meaning that it can function with no moving parts, motors or chemical materials that change their accumulation state and, therefore, has relatively low maintenance and operating requirements compared to other energy storage solutions.

Our TES systems are suitable for integration into gas powered and combined cycle power plants, which can provide energy shifting, improve their ramp-up rates, add flexibility to their operations profile. Integration of the TES system in coal power plants can provide customers with grid storage capabilities by charging with curtailed renewable energy, and generating electricity during peak hours. Massive implementation of this application could eventually transform coal power plants into grid storage plants.

We are focused on the sale of thermal storage equipment using two different business models. To date, all of our projects have been made using the sale of equipment model in which we design and sell our equipment to third party customers, install the equipment at the customer’s site and the customer remains the owner of the equipment and we provide warranty and maintenance services to the customer at a predetermined price as part of the sale package.

We intend to implement in the near future a second business model, which we refer to as an ESCO – energy service company model, wherein we lease our equipment to third party customers, install our equipment at a customer’s site, provide operation and maintenance services. We then sell energy (steam, hot air, etc.) to the customer at agreed upon prices. The ESCO model is more suitable to industrial customers who are not energy experts and wish to outsource their energy services.

We market our products through exclusive and non-exclusive distributers in our target markets, with online marketing efforts to attract potential customers, and direct outreach to potential customers through our sales team. Our primary target markets are in the United States, Europe, Brazil, and Israel. We are establishing commercial pilots in each of these target markets and, depending on their success, we expect to develop our sales and services for future customers in these regions.

Since our incorporation, we have had ongoing losses and incurred negative cash flows from operating activities. For example, as of December 31, 2021, we had operating losses of $11,066 thousand. We have mainly financed our activities through private issuances of Ordinary Shares. Management’s plans in regard to these uncertainties include continuing commercialization of our services and securing sufficient financing through the sale of additional equity securities or debt. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations or that such financing will be available on terms acceptable to us.

Recent Developments

Private Placement

Pursuant to a securities purchase agreement dated October 29, 2021, or the Private Placement, with the Private Placement Investors, on December 29, 2021 we issued 1,670,310 Ordinary Shares for aggregate gross proceeds of $7.5 million, or the First Closing.

Pursuant to the terms of the Private Placement, a second closing, or the Second Closing, occurred in which we received aggregate gross proceeds of $7.5 million in in exchange for the issuance of an additional 1,517,655 Ordinary Shares and 152,655 Prefunded Warrants upon the approval of our Ordinary Shares for listing on a tier of the Nasdaq Stock Market LLC and the effectiveness of a registration statement covering the resale of the Ordinary Shares and the Ordinary Shares underlying the Prefunded Warrants, or the Nasdaq Milestone. The Private Placement included an undertaking for us to file a registration statement with the SEC within 45 days from the First Closing. We filed the registration statement of which this prospectus forms a part in connection with the Private Placement and our Ordinary Shares have been approved for listing on Nasdaq.

In connection with the Private Placement, Mr. Avraham Brenmiller, our controlling shareholder, who as of the date of this prospectus owns 36.37% of our outstanding Ordinary Shares, has agreed to refrain from selling any of his Ordinary Shares of the Company or other securities convertible, exchangeable or exercisable into Ordinary Shares of the Company until at least the later of (i) 180 days after the First Closing or (ii) the date on which our Ordinary Shares begin trading on Nasdaq.

COVID-19 Pandemic

In December 2019, a novel strain of coronavirus, or COVID-19, was identified in Wuhan, China. The spread of COVID-19 from China to over 200 countries, including the United States and Israel, resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a new disease.

In efforts to mitigate the spread of COVID-19, many countries have imposed various restrictions, which included restrictions on movement and on gatherings in person. In addition, a widespread vaccination campaign began in Israel, the United States and in many other countries worldwide, which has enabled the easing of some of the restrictions that had been imposed in various jurisdictions. Moreover, in Israel, we were named an essential business which permitted us to continue working on site and in person during government imposed restrictions on in person gatherings.

There has been a direct impact from these COVID-19 related restrictions in the countries in which we operate outside of Israel, primarily including Brazil and Italy. However, in light of the fact that our projects are planned and manufactured at our facility in Israel, our planning and manufacturing processes are not currently expected to be affected by restrictions that have been imposed in the countries in which we sell our projects outside of Israel. Nevertheless, we may experience delays in installations or receiving payments as COVID-19 mitigation measures are still in place restricting international travel and there have been delays in international supply chains, shipping and commerce as a result of the pandemic. Furthermore, the profitability of our projects may be impaired in light of an increase in the prices of raw materials and equipment, which are required for production, an increase in transportation prices and the impact on the exchange rates or the currencies in the markets in which we operate.

Towards the end of 2021, and in the beginning of 2022, and despite the presence of new waves caused by new variants of COVID-19 (such as the Omicron variant), many countries are easing their COVID-19 mitigation measures. While certain COVID-19 mitigation actions have since been relaxed, no assurance can be made that such actions, or other measures, will not be reimposed in the future.

We continue to examine the consequences of the COVID-19 pandemic, perform risk assessments and implement operational solutions that we believe will help us deal with the COVID-19 pandemic, we are unable to accurately predict the impact that the COVID-19 pandemic will have on our operations going forward due to uncertainties that will be dictated by the length of time that the COVID-19 pandemic and related disruptions continue, the impact of governmental regulations that might be imposed in response to such pandemic and overall changes in the behavior of our customers.

Summary Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. You should read these risks in full before you invest in our securities. The following is a summary of such risks.

Risks Related to Our Business and Industry

●	We are highly dependent on the successful development, marketing and sale of our proprietary technology, including our TES systems, to our target customers;

●	we are highly dependent on our key employees;

●	the loss of the services of any of our executive officers or any key employees or consultants may adversely affect our ability to execute our business plan and harm our operating results;

●	we face business disruption and related risks resulting from the outbreak of the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations;

●	our field is generally new and we may not be aware of all of the risks that our company will face;

●	we are dependent upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business;

●	we are dependent upon third-party service providers to provide a high quality of service, which if not met, may impact the utility of our products, our business, operating results and reputation;

●	we are dependent on the use of certain raw materials and changes in the price or availability of such raw materials may impact our ability to efficiently produce our products;

●	we need to obtain and uphold permits, certifications and authorization in various jurisdictions;

●	the field of energy storage integration is relatively new and still developing, and the regulation of the field is also changing and developing;

●	we may be subject to litigation for a variety of claims, which could adversely affect our results of operations, harm our reputation or otherwise negatively impact our business; and

●	our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cybersecurity.

Risks Related to Our Financial Condition and Capital Requirements

●	We expect to be exposed to fluctuations in the rate of energy tariffs, interest rates, and currency exchange rates, which could adversely affect our results of operations;

●	we may enter into agreements to operate projects at a financial loss in order to penetrate certain markets;

●	even following the Private Placement, we expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all, which may require us to curtail, delay or adjust our commercialization and product development efforts, expansion to new markets, or other activities; and

●	our revenues and efforts to become profitable may be impacted by our need to pay royalties on government grants and other agreements, which may also include terms subjecting us to penalties if we are in default of material terms.

Risks Related to Our Intellectual Property

●	If we are unable to obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us;

●	intellectual property rights of third parties could adversely affect our ability to commercialize our products and services, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates, which may be costly; and

●	we may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Risks Related to our Ordinary Shares

●	We do not know whether a market for the Ordinary Shares will be sustained or what the trading price of the Ordinary Shares will be and as a result, it may be difficult for you to sell your Ordinary Shares;

●	the market price of our Ordinary Shares may be highly volatile, and you could lose all or part of your investment;

●	we may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC;

●	there is no established trading market for the Ordinary Shares in the United States, and an active trading market may not develop; and

●	our securities will be traded on more than one market or exchange and this may result in price variations.

Risks Related to our Incorporation and Our Operations in Israel

●	Potential political, economic and military instability in Israel, where our headquarters, members of management, production facilities and employees are located, may adversely affect our results of operations;

●	the termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase our costs and taxes;

●	we received grants from the IIA that may require us to pay royalties and restrict our ability to transfer technologies or know-how outside of Israel;

●	it may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors and the Israeli experts named in this prospectus in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts;

●	your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies; and

●	we may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

Corporate Information

We are an Israeli corporation based in Rosh Haayin, Israel, and were incorporated in Israel in 2012. In August 2017, we became a public company in Israel and our Ordinary Shares were listed for trade on the TASE. Our principal executive offices are located at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel. Our telephone number in Israel is +972-77-693-5140. Our website address is https://bren-energy.com/. The information contained on, or that can be accessed through, our website is not part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely as an inactive textual reference.

This prospectus contains trademarks, trade names, and service marks, which are the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

Implications of being a “Foreign Private Issuer”

We are subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements, we file reports with the SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual report with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Our officers, directors, and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, as a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Stock Market rules for domestic U.S. issuers and are not required to be compliant with all Nasdaq Stock Market rules as of the date of our initial listing on Nasdaq as would domestic U.S. issuers. (see “Risk Factors—Risks Related to Our Ordinary Shares”). These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting company. We intend to take advantage of the exemptions available to us as a foreign private issuer during and after the period we qualify as an “emerging growth company.”

THE OFFERING

This prospectus relates to the resale by the selling shareholders identified in this prospectus of up to 3,340,620 Ordinary Shares. All of the Ordinary Shares, when sold, will be sold by these selling shareholders. The selling shareholders may sell their Ordinary Shares from time to time at prevailing market prices. We will not receive any proceeds from the sale of the Ordinary Shares by the selling shareholders.

Ordinary Shares currently issued and outstanding	13,706,328 Ordinary Shares

Ordinary Shares that will be issued and outstanding immediately after this offering	15,430,234 Ordinary Shares

Ordinary Shares offered by the selling Shareholders	Up to 3,340,620 Ordinary Shares

Use of proceeds	We will not receive any proceeds from the sale of the Ordinary Shares by the selling shareholders. All net proceeds from the sale of the Ordinary Shares covered by this prospectus will go to the selling shareholders (see “Use of Proceeds”).

Risk factors	You should read the “Risk Factors” section starting on page 9 of this prospectus for a discussion of factors to consider carefully before deciding to invest in our securities.

TASE symbol	“BNRG”

Nasdaq symbol	“BNRG”

The number of Ordinary Shares currently issued and outstanding is 13,706,328. The number of Ordinary Shares that will be issued and outstanding immediately after this offering is 15,430,234 Ordinary Shares outstanding and includes:

●	1,517,655 Ordinary Shares issued at the Second Closing;

●	152,655 Ordinary Shares issuable upon the exercise of outstanding Prefunded Warrants (subject to the 9.99% Beneficial Ownership Limitation); and

●	53,596 Ordinary Shares issuable upon the exercise of 107,192 non-marketable options at an exercise price of NIS 14.18 per Ordinary Share to a third party as part of a transaction fee in connection with the Private Placement.

The number of Ordinary Shares to be outstanding immediately after this offering Ordinary Shares excludes:

●	274,116 Ordinary Shares issuable upon the exercise of 548,232 options to directors, officers, service providers and employees that are exercisable within 60 days; and
●	834,999 Ordinary Shares issuable upon the exercise of 1,669,998 warrants to directors, officers, service providers and employees that are exercisable within 60 days.

Unless otherwise indicated, all information in this prospectus assumes and gives effect to the Reverse Split.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data as of and for the periods ended on the dates indicated below. We have derived the following statements of operations data for the years ended December 31, 2021 and 2020 and balance sheet data as of December 31, 2021 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results as of a particular date or for a particular period are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
Dollars in thousands, except per share data	2021	2020

Consolidated Statement of Operations:
Revenues	$395	$-
Costs and expenses:
Cost of revenues	(4,051)	(122)
Research, development and engineering expenses, net	(3,700)	(3,913)
Facilities launching expenses	-	(343)
Marketing and project promotion expenses, net	(747)	(370)
General and administrative expenses	(2,586)	(1,466)
	(10,689)	(6,214)
Impairment loss of Rotem 1 project	(82)	(2,973)
Other expenses, net	(295)	(143)
Operating loss	(11,066)	(9,330)
Financial income	1,073	963
Financial expenses	(355)	(1,114)
Financial income (expenses), net	718	(151)
Net loss	$(10,348)	(9,481)
Loss per share(1):
Basic	$(0.87)	$(1.19)
Diluted	$(0.94)	$(1.19)
Loss per share(1):
Basic	11,934,472	7,950,325
Fully diluted	12,119,472	7,950,325

(1)	Reflects the effect of the Reverse Split and is reflected on a fully retrospective basis in the historical financial statements (see Note 11A and Note 16 to our audited consolidated financial statements included elsewhere in this prospectus).

	As of December 31,
Dollars in thousands	2021	2020

Consolidated Statement of Financial Position:
Cash and Cash equivalents	$8,280	$2,278
Total assets	14,596	9,009
Total non-current liabilities	4,897	5,804
Accumulated loss	(95,686)	(85,338)
Total equity (capital deficiency)	5,543	(307)

RISK FACTORS

Investing in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the financial statements and related notes, before deciding whether to purchase the Ordinary Shares. If any of the following risks are realized, our business, operating results, financial condition and prospects could be materially and adversely affected. In that event, the price of the Ordinary Shares could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

We are highly dependent on the successful development, marketing, and sale of our proprietary technology.

Our proprietary technology is the basis of our business. As a result, the success of our business plan is highly dependent on our ability to remain competitive by selling our TES systems to customers in our two main focus areas, the industrial heat sector and utility thermal power plants. To the best of our knowledge, our technology and know-how are proprietary. However, there is no certainty that potential customers will prefer our technology over that of other companies currently existing or that will exist in the future. Additionally, some of our competitors have existed in the market longer than we have and have capital resources and investments in research and development that are considerably larger than our own. If any new or existing competitor develops a product that is perceived as more efficient than, lower in cost than, or generally preferable to our current or future products, our financial results may be negatively impacted.

Furthermore, we are at an important stage of our operations and we are currently demonstrating our technology to the market through the use of development projects and operating pilots on the premises of a number of our significant customers in Israel and abroad. If we do not succeed in showcasing our technology to the marketplace, this may have a material adverse effect on our operations and sales.

We are highly dependent on our key employees.

Our future growth and success depend to a large extent on the continued services of members of our current management including, in particular, Mr. Avraham Brenmiller, who serves as our Chief Executive Officer and the Chairman of our board of directors. Any of our employees and consultants may leave the Company at any time, subject to certain notice periods. The loss of the services of any of our executive officers or any key employees or consultants may adversely affect our ability to execute our business plan and harm our operating results. Our operational success will substantially depend on the continued employment of senior executives, technical staff, and other key personnel. The loss of key personnel may have an adverse effect on our operations and financial performance.

We face business disruption and related risks resulting from the outbreak of the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.

The outbreak of COVID-19, which originated in Wuhan, China in 2019, has since spread across the globe, including the United States, Israel, and other countries in which we operate. On March 11, 2020, the World Health Organization declared the outbreak a pandemic. While COVID-19 is still spreading and the final implications of the pandemic are difficult to estimate at this stage, it is clear that it has affected the lives of a large portion of the global population. At this time, the pandemic has caused states of emergency to be declared in various countries, travel restrictions imposed globally, quarantines established in certain jurisdictions, and various institutions and companies being closed. We are actively monitoring the pandemic and we are taking any necessary measures to respond to the situation in cooperation with the various stakeholders.

COVID-19 infection of our workforce could result in a temporary disruption in our business activities, including manufacturing, demonstrating our global prototypes, and other functions. Based on guidelines provided by the Israeli Government, employers (including us) are also required to prepare and increase as much as possible the capacity and arrangement for employees to work remotely. In that regard, while we continued to operate almost fully including carrying out our studies in compliance with all applicable Israeli rules and guidelines, our employees worked remotely when full lockdowns were enforced. In addition, the closure of borders and state-mandated quarantines, have made it difficult for us to assist in the installation and integration of our demonstration units around the globe.

The spread of infectious disease, including COVID-19, may also result in the inability of our manufacturers to deliver components or finished products on a timely basis and may also result in the inability of our suppliers to deliver the parts required by our manufacturers to complete manufacturing of components or finished products. Our products are highly based on mental supply and transportation costs. Due to the increase in metal prices and transportation costs that have occurred in connection with supply chain irregularities arising from the COVID-19 pandemic, the profitability of our projects and our sales may be affected.

The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

Our field is generally new and we may not be aware of all of the risks that the Company will face.

The field of TES is comprised of technologies that are still in their early stages with limited implementations and track record. While we attempt to anticipate the risks the Company and holders of our Ordinary Shares may face resulting from our operations, there may be certain risks specific to our sector to which we have yet to be exposed or made aware. Further, there may be certain risks that will develop depending on the manner in which the field develops. Accordingly, holders of our Ordinary Shares may be unable to anticipate all of the risks that are associated with the Company.

Our future growth depends on pivoting our business from our previous products and services to our TES system with our bGen™ technology. This change in our products and services also makes it difficult to evaluate our current business and future prospects and may increase the risk that we will not be successful.

Our business focus has shifted from operating concentrated solar thermal plants set to supply electricity to the sale of TES, based on our patented bGen™ technology. Our success as a company and ability to generate revenues in the future is dependent on the success of our pilot projects, the satisfaction of our customers and our ability to commercialize our technology. In addition, attracting new customers to our bGen™ technology may involve evaluation processes during the pilot stage that prospective clients may not be willing to engage in before experiencing satisfying results with our products and services, while we will continue to accrue research, development and engineering expenses. If we are not successful in our pilot projects using our bGen™ technology, we may not be able to expand our business, reach our targeted industrial facilities market and power plants market or achieve commercialization of our bGen™ technology, which could cause a material adverse effect to our business, financial condition, results of operations and prospects.

We are dependent upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business.

We rely on third parties to manufacture and supply us with proprietary custom subcomponents. We rely on a limited number of suppliers who provide us with materials and components as well as manufacture and assemble certain components of our products. As of the date of this prospectus, our current manufacturer’s warranty for the equipment used in establishing and operating our prototypes is limited, whether as a result of the passage of the warranty period or whether as a result of the warranty being inapplicable to one or more components. Accordingly, in the event equipment must be repaired or replaced, our financial results may be negatively impacted. Further, we may encounter expenses in the event that the equipment requires a repair that is not included under the maintenance agreements with our manufacturers, which may or may not include protection for wear and tear or loss of output.

Additionally, our suppliers may encounter problems themselves during manufacturing for a variety of reasons, including, for example, failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunction and environmental factors, failure to properly conduct their own business affairs, infringement of third-party intellectual property rights, and as a result of the COVID-19 pandemic and the resulting government restrictions, any of which could delay or impede their ability to meet our requirements. Our reliance on these third-party suppliers also subjects us to other risks that could harm our business, including:

●	we may not be able to obtain an adequate supply in a timely manner or on commercially reasonable terms;

●	our suppliers, especially new suppliers, may make errors in manufacturing that could negatively affect the efficacy or safety of our products or cause delays in shipment;

●	we may have difficulty locating and qualifying alternative suppliers;

●	switching components or suppliers may require product redesign, which could significantly impede or delay our commercial activities;

●	the occurrence of a fire, natural disaster or other catastrophe impacting one or more of our suppliers may affect their ability to deliver products to us in a timely manner; and

●	our suppliers may encounter financial or other business hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

We may not be able to quickly establish additional or alternative suppliers, if necessary, in part because we may need to undertake additional activities to establish such suppliers. Any interruption or delay in obtaining products from our third-party suppliers, or our inability to obtain products from qualified alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to switch to competing products.

We are dependent upon third-party service providers. If such third-party service providers fail to maintain a high quality of service, the utility of our products could be impaired, which could adversely affect the penetration of our products, our business, operating results and reputation.

The success of certain services and products that we provide are dependent upon third-party service providers. Such service providers include engineering, procurement, and construction companies which are responsible for preparing the infrastructure for installing our prototype systems and the maintenance and operation service companies at the next stages after commissioning of our sites. As we expand our commercial activities, an increased burden will be placed upon the quality of such third-party providers. If third-party providers fail to maintain a high quality of service, our products, business, reputation and operating results could be adversely affected. In addition, poor quality of service by third-party service providers could result in liability claims and litigation against us for damages or injuries.

In particular, we are dependent upon industrial production floors and operation managers of utility plants, or other similar service provides, on which we operate to consistently operate the site and ensure the proper utilization of our energy storage output.

We are dependent on the use of certain raw materials and changes in the price or availability of such raw materials may impact our ability to efficiently produce our products.

We use certain raw materials in the production of our energy storage elements, including metal sheet rolls, processed metal parts, piping accessories, construction and support metal parts, and stainless-steel pipes. We use purchased parts for assemblies, such as pumps, heat exchangers, insulation units, control items such as control electronics and controlled valves, heating elements, and fasteners such as screws and rivets. Although we are not dependent on any one supplier of any of the above materials or items, we are dependent on their general availability and market prices. The availability and market price of any of the above materials or items are affected by a number of external factors such as shipping costs and components shortages that are outside of our control.

The COVID-19 pandemic is unprecedented in its severity for the supply chain of most companies and factories in Israel and abroad. The disruption in the global supply chain is reflected in the production stoppages throughout China, and in other countries, the shortage of raw materials, subcomponents and finished products. The COVID-19 outbreak has exposed the importance on the supply chain, which relies on global supply sources and subcontracted production. The epidemic disrupted the ongoing operations of manufacturing plants in China earlier this year, which play a key role in the supply chains of many companies around the world and created a chain reaction that's felt in almost all industries, including the electronics, metal raw materials, metal finished parts, and a wide range of consumer and industrial products, which we rely on to supply our required raw materials.

The COVID-19 pandemic created difficulties in managing inventory levels. Products were snatched from shelves and consumers began to stockpile. Manufacturers do not know how demand will behave and accordingly how much to produce. The supply chain behaves according to the Bullwhip phenomenon – characterized by increasing fluctuations in inventory in response to changes in customer demand as they move forward along the supply chain. That is, inventory is teetering in larger and larger "waves" in response to customer demand. The whip's largest "wave" hits raw materials suppliers, causing them to see the largest variance in demand in response to changing customer demand. The instability will lead to some industries going beyond Just-In-Case inventory management, which will keep larger stocks close to their reach. This is instead of Just-In-Time prevailing approach.

A big effect is caused by the workforce. Taking employees on unpaid leave and the Israeli Ministry of Health’s guidelines for maintaining distance reduce the number of workers throughout the economy as well as factories and production lines, causing a significant reduction in output. Factories that previously worked only one shift moved to work two or three shifts. Tasks that can be performed remotely are done from home. In logistics centers and distribution centers of the marketing networks, the challenge is even greater. The sharp increase in demand for deliveries from food chains has created a lot of congestion in logistics centers, where the shortage of workers is causing a delay in delivery times of one week or more.

We need to obtain and uphold permits, certifications, and authorization in various jurisdictions.

Our products are intended to be sold globally. This means that we will operate in different jurisdictions, some of which have requirements for regulatory permits, certifications, authorizations, or requirements from government authorities or other administrative bodies. In addition, these may have different local standards or specific divergences, which is normal in the energy industry. We intend to apply for and obtain all relevant permits and authorization that are required in accordance with agreements or to carry out our operations. This includes our intention to operate within, and obtain approvals for, the requirements of the ISO that are relevant to our field (such as ISO14001, ISO9000 and ISO18001).

We also need to obtain special certifications for marketing and sales in some of the countries in which we intend to operate. This means that marketing and sales in different jurisdictions are and will remain dependent on us receiving relevant permits, certifications and authorizations, or that registration may be required at state or administrative bodies in countries where this is required. Further, there is a risk that legislation or other public or private regulations or standards may change, which could result in us losing a permit that it has already been granted, or no longer meeting the requirements of the relevant authorities or administrative bodies. We may need to make extensive adaptations to our operations and products in order to address changes in requirements and standards, which may result in higher costs and lower margins.

Furthermore, in certain circumstances, we are dependent on our customers to obtain and maintain environmental permits, and permits to import and install our products in each local market. If we were to lose relevant permits, certifications, and authorizations, or if our customers were to lose any of their permits, this could have a significant negative impact on our operations, financial position and earnings.

The field of energy storage integration is relatively new and still developing, and the regulation of the field is also changing and developing.

Our field is developing and, accordingly, so is its regulatory scheme. It is likely that the regulatory schemes in which we operate will continue to change and develop, which may affect our operations. As of the date of this prospectus, we have not yet received all necessary approvals to operate our energy storage systems. For instance, for our forthcoming project in Romania, we have not yet received approvals, for both the civil utilization and the use of the local biomass certain fuel and emissions. There is no certainty that we will receive such approvals on our projected timeline or at all or if we are approved, that the outcome will be favorable to us. Further, if our permits are approved, the approval may be conditioned based on certain terms, which may cause a delay in our timelines and increase process costs. Additional conditions like geopolitical challenges may make our projects unfeasible or significantly undesirable for us.

We may be subject to litigation for a variety of claims, which could adversely affect our results of operations, harm our reputation, or otherwise negatively impact our business.

We may be subject to litigation for a variety of claims arising from our normal business activities. These may include claims, suits, and proceedings involving labor and employment, wage and hour, commercial and other matters. The outcome of any litigation, regardless of its merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. Any adverse determination related to litigation could adversely affect our results of operations, harm our reputation or otherwise negatively impact our business. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows and our ability to raise capital.

Our management team has limited experience managing a U.S. reporting company.

None of our management team has experience managing a publicly traded company in the United States, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Although we are a public company in Israel, our management team may not successfully or efficiently manage our transition to being a public company in the United States that is subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, results of operations and prospects.

Our business may be impacted by changes in general economic conditions.

Our business is subject to risks arising from changes in domestic and global economic conditions, including adverse economic conditions in markets in which we operate, which may harm our business. For example, the current COVID-19 pandemic has caused significant volatility and uncertainty in U.S. and international markets. If our future customers significantly reduce spending in areas in which our technology and products are utilized, or prioritize other expenditures over our technology and products, our business, financial condition, results of operations and prospects would be materially adversely affected.

Disruption to the global economy could also result in a number of follow-on effects on our business, including a possible slow-down resulting from lower customer expenditures; inability of customers to pay for products, solutions or services on time, if at all; more restrictive export regulations which could limit our potential customer base; negative impact on our liquidity, financial condition and share price, which may impact our ability to raise capital in the market, obtain financing and secure other sources of funding in the future on terms favorable to us.

 In addition, the occurrence of catastrophic events, such as hurricanes, storms, earthquakes, tsunamis, floods, medical epidemics and other catastrophes that adversely affect the business climate in any of our markets could have a material adverse effect on our business, financial condition and results of operations. Some of our operations can be located in areas that have been in the past, and may be in the future, susceptible to such occurrences.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

Our business and operations might be adversely affected by security breaches, including any cybersecurity incidents.

We depend on the efficient and uninterrupted operation of our computer and communications systems, and those of our consultants, contractors and vendors, which we use for, among other things, sensitive company data, including our intellectual property, financial data and other proprietary business information.

While certain of our operations have business continuity and disaster recovery plans and other security measures intended to prevent and minimize the impact of IT-related interruptions, our IT infrastructure and the IT infrastructure of our consultants, contractors and vendors are vulnerable to damage from cyberattacks, computer viruses, unauthorized access, electrical failures and natural disasters or other catastrophic events. We could experience failures in our information systems and computer servers, which could result in an interruption of our normal business operations and require a substantial expenditure of financial and administrative resources to remedy. System failures, accidents, or security breaches can cause interruptions in our operations and can result in a material disruption of our targeted phage therapies, product candidates, and other business operations. The loss of data could result in delays in our research, development, or regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur regulatory investigations and redresses, penalties and liabilities and the development of our product candidates could be delayed or otherwise adversely affected. Because there are many different security breach techniques and such techniques continue to evolve, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. If a breach of security or other data security incident occurs or is perceived to have occurred, the perception of the effectiveness of our security measures and reputation could be harmed and we could lose current and potential customers.

Even though we believe we carry commercially reasonable business interruption and liability insurance, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. For example, we are not insured against terrorist attacks or cyberattacks. Any natural disaster or catastrophic event could have a significant negative impact on our operations and financial results. Moreover, any such event could delay the development of our products under development.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cybersecurity.

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our new products development programs. For example, the loss of data from our projects could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. We may not be able to remedy any problems caused by hackers or other similar actors in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until after they are launched against a target, we and our service providers may be unable to anticipate these techniques or to implement adequate preventative measures. To the extent that any disruption or security breach was to result in a loss of or damage to our project data, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the GDPR, damage to our reputation, and the finalization of our products under development could be delayed.

Risks Related to Our Financial Condition and Capital Requirements

We expect to be exposed to fluctuations in the rate of energy tariffs, which could adversely affect our results of operations.

Our advantages in enhancing both the green side of energy supplies to potential clients and the cost of produced energy is very much connected to changing tariffs of the different energy sources including, but not limited to, natural gas, biomass, and fuel oil. Drastic changes in these tariffs have a high effect on the economics or return on investment of our projects. Changes to energy tariffs could impact our, results of operations and profitability as well as the feasibility of entering new projects.

Industrialized countries are struggling to limit their greenhouse gas emissions. Energy use and energy tariffs have a high effect in this climate debate. The tariffs and prices for the natural gas and coal energy sources, together with the tariffs of the carbon tax and the trading prices per each tone of CO2, will dictate the speed at which we can shift toward new technologies and utilize green technologies in the process of our production floors and power production at the utilities. The speed at which we are able to shift to utilizing more green technologies is a major factor which effects the level of demand of products we develop, which supply the technologies and products to this green shift, to both the power production segment and the industry process floors. Higher prices for natural gas and coal with lower availability of these sources in different world regions, caused by geopolitical crises and regulations, with increasing prices for the carbon tax and the price per credits for tons of CO2, will highly increase the demand for our products.

We may in the future be exposed to fluctuations in interest rates, which could adversely affect our results of operations.

As of the date of this prospectus, we have not drawn from our facility with the EIB and do not rely on debt to finance our operations. However, in the event that we need to draw from the EIB facility or seek to obtain debt financing, we may be exposed to fluctuations in interest rates which could affect our financing costs.

We may enter into agreements to operate projects at a financial loss in order to penetrate certain markets.

In order to penetrate certain markets or demonstrate our technological capabilities, and as part of our long-term business strategy, we may enter into agreements to operate projects at a financial loss to us. Such agreements may materially affect our business, financial condition, and results of operations.

Even following the Private Placement, we expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or adjust our commercialization and product development efforts, expansion to new markets, or other activities.

We have shifted our primary activity away from establishing new power plants and toward the commercial sale of our storage systems. Accordingly, we have reduced our need for credit, which we previously have financed through banks or other institutions in Israel and abroad. However, we anticipate that we will still need to rely on external sources of financing, such as credit, for our working capital.

As of December 31, 2021, our cash and cash equivalents were $8.28 million. On December 29, 2021, pursuant to the Private Placement, we received $7.5 million in gross proceeds and we expect to receive the balance of $7.5 million of gross proceeds substantially contemporaneously with the effectiveness of this registration statement, of which this prospectus forms a part. We expect that our existing cash, cash equivalents, and short-term deposits, as of the date of this prospectus, will be sufficient for at least 12 months of operations following the date of this prospectus. However, we expect that we will require substantial additional capital to continue our research and development activity and to proceed with pilot projects that partly will have to be financed by us in order to penetrate relevant markets or secure certain clients and commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us. Our future funding requirements will depend on many factors, including but not limited to:

●	the costs to produce our energy storage facilities, including expenses related to research, development and engineering to develop our energy storage facilities;

●	the costs to build our factory in Israel and transform the functionality of the facility from reliance on manual-labor to reliance on mechanized labor;

●	increasing our marketing efforts to increase the commercialization of our storage systems; and

●	the level of revenues received from commercial sales of our products.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. In addition, our ability to raise capital could be affected by various factors, including prevailing market and economic conditions. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the Ordinary Shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights, and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results, and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue our research or development efforts or the development or commercialization of our existing products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition, and results of operations.

Our revenues and efforts to become profitable may be impacted by our need to pay royalties on government grants and other agreements, which may also include terms subjecting us to penalties if we are in default of material terms.

We are required to pay annual royalties to the Israeli government at a rate of between 3% and 5% on revenues from the use of technology that has been developed under IIA, Ministry of Economy and Industry, and Ministry of Energy programs up to the total amount of grants received and bearing interest at an annual rate of LIBOR applicable to dollar deposits. Because the interest is based on LIBOR, our revenues and efforts to become profitable may be further impacted by the occurrence of a LIBOR Transition Event. With respect to our project agreement with Fortlev for the use of our bGen™ product, the maximum annual royalties to pay to the Israeli government offices has been increased to 120% of the total amount of grants that have been received.

In addition, in consideration for the support from the BIRD Foundation, we are obligated, among other things, to pay annual royalties at a rate of 5% on all of the revenues deriving from the technology that has been developed and up to a maximum ceiling of 150% of the amount of the grant, subject to the terms of the agreement with the BIRD Foundation.

If we are able to generate revenues from the commercialization of our technology, the requirement that we pay royalties on certain projects will impact the amount of revenue that we generate and may delay our efforts to become profitable.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us.

Our success and future revenue growth will depend, in part, on our ability to protect our patent rights. In addition to the protection afforded by any patents that may be granted, historically, we have relied on trade secret protection and confidentiality agreements with our employees, consultants, and contractors to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, agreements may be breached, trade secrets may be difficult to protect, and we may not receive adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors or other unauthorized third parties.

Although our patent applications were approved in certain jurisdictions, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable, or invalidated. Furthermore, even if they are unchallenged, our patents may not adequately protect our intellectual property, products, or services and provide exclusivity for our new products or services or prevent others from designing around our claims. Furthermore, there is no guarantee that third parties will not infringe or misappropriate our patents or similar proprietary rights. In addition, there can be no assurance that we will not have to pursue litigation against other parties to assert its rights.

Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively, and our business and results of operations would be harmed.

No assurance can be made that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or those competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products and services, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third-party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third-party intellectual property rights are held to cover our products or services or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or services or our product candidates (and any relevant services) unless we successfully pursue litigation to nullify or invalidate the third-party intellectual property right concerned or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products or services. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or services or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third-party patents or applications. For example, U.S. patent applications filed before November 29, 2000, and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or services could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our services, our new products, or the use of our new products. Third-party intellectual property rights holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable, and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products or services. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products or services that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. Numerous U.S. and foreign-issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing new products and services. As our industries expand and more patents are issued, the risk increases that our products and services may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, designs, or methods of manufacture related to the use or manufacture of our products or services. There may be currently pending patent applications or continued patent applications that may later result in issued patents that our products or services may infringe. In addition, third parties may obtain patents or services in the future and claim that a use of our technologies infringes upon these patents.

 If any third-party patents were held by a court of competent jurisdiction to cover aspects of our processes for designs or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products or services. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or services, or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing is entitled to the patent, while generally outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted on September 16, 2011, the United States has moved to a first-to-file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our new products or services, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement, during prosecution. Under the Leahy-Smith Act, the validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our product development, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our new products or services to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Ordinary Shares.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents, or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products or services. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on products and services, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

Competitors may use our technologies develop their own products or services in jurisdictions where we have not obtained patent protection to and may export infringing products or services to territories where we have patent protection, but where patents are not enforced as strictly as they are in the United States. These products or services may compete with our products or services. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products or services in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly, puts the issuance of our patent applications at risk, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and any damages or other remedies that we may be awarded, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to our Ordinary Shares

Future sales of our Ordinary Shares could reduce the market price of our Ordinary Shares.

Substantial sales of our Ordinary Shares on the Nasdaq and TASE, including following this offering, may cause the market price of our Ordinary Shares to decline. Sales by our shareholders of substantial amounts of our Ordinary Shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of our Ordinary Shares.

The issuance of any additional Ordinary Shares or any securities that are exercisable for or convertible into Ordinary Shares may have an adverse effect on the market price of our Ordinary Shares and will have a dilutive effect on our existing shareholders and holders of Ordinary Shares.

We do not know whether a market for the Ordinary Shares will be sustained or what the trading price of the Ordinary Shares will be and as a result, it may be difficult for you to sell your Ordinary Shares.

An active trading market for the Ordinary Shares may not be sustained. It may be difficult for you to sell your Ordinary Shares without depressing the market price for the Ordinary Shares or at all. As a result of these and other factors, you may not be able to sell your Ordinary Shares at or above the offering price or at all. Further, an inactive market may also impair our ability to raise capital by selling Ordinary Shares and may impair our ability to enter into strategic partnerships or acquire companies, products, or services by using our equity securities as consideration.

We have never paid cash dividends on our share capital, and we do not anticipate paying any cash dividends in the foreseeable future.

In the two financial years prior to the date of this prospectus, we have incurred losses of approximately $55 million in the aggregate, which has resulted in our inability to distribute dividends. We have never declared or paid cash dividends, and we do not anticipate paying cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Ordinary Shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions, and other factors deemed relevant by our board of directors.

We may need additional capital, and the sale of additional shares or equity or debt securities could result in additional dilution to our shareholders.

We may need to raise additional capital through a combination of private and public equity offerings, debt financings and collaborations, and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our Ordinary Shares. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring debt, making capital expenditures, or declaring dividends. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

We may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

Based on the projected composition of our income and valuation of our assets, we may be a PFIC for 2021 and may become or continue to be a PFIC in the future. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenues Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC (see “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information).

The JOBS Act will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in the Company and adversely affect the market price of the Ordinary Shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of our Ordinary Shares pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30; and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find the Ordinary Shares less attractive because we may rely on these exemptions. If some investors find the Ordinary Shares less attractive as a result, there may be a less active trading market for the Ordinary Shares, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are subject to less stringent disclosure requirements than domestic registrants and are permitted, and may in the future elect to follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. registrants.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, we report our financial statements in accordance with IFRS as opposed to U.S. GAAP, which is used by domestic U.S. registrants. We have not attempted to identify or quantify the differences between the two reporting standards, and such differences historically or in the future may be material to our financial statements. Additionally, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Israeli legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

We will follow Israeli laws and regulations that are applicable to Israeli companies with securities registered under the Exchange Act. However, Israeli laws and regulations applicable to Israeli companies do not contain any provisions comparable to the U.S proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K, or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic registrants that are non-accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Israeli laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Israeli law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. registrant.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2022. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors, or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

We will incur significantly increased costs as a result of the listing of our securities for trading on Nasdaq. By becoming a public company in the United States, our management will be required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements.

Upon the listing of securities on Nasdaq, we will become a publicly-traded company in the United States. As a public company in the United States, we will incur additional significant accounting, legal and other expenses that we did not incur before the offering. We also anticipate that we will incur costs associated with corporate governance requirements of the SEC, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees, and shareholder reporting, and make some activities more time-consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules, and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

Sales of a significant number of shares of our Ordinary Shares in the public markets or significant short sales of our Ordinary Shares, or the perception that such sales could occur, could depress the market price of our Ordinary Shares and impair our ability to raise capital.

Sales of a substantial number of shares of our Ordinary Shares or other equity-related securities in the public markets could depress the market price of our Ordinary Shares. If there are significant short sales of our Ordinary Shares, the price decline that could result from this activity may cause the share price to decline more so, which, in turn, may cause long holders of our Ordinary Shares to sell their shares, thereby contributing to sales of our Ordinary Shares in the market. Such sales also may impair our ability to raise capital through the sale of additional equity securities in the future at a time and price that our management deems acceptable, if at all.

The market price of our Ordinary Shares may be highly volatile, and you could lose all or part of your investment.

The market price of our Ordinary Shares is likely to be volatile. This volatility may prevent you from being able to sell your Ordinary Shares at or above the price you paid for your securities. Our share price could be subject to wide fluctuations in response to a variety of factors, which include:

●	whether we achieve our anticipated corporate objectives;

●	actual or anticipated fluctuations in our quarterly or annual operating results;

●	changes in our financial or operational estimates or projections;

●	our ability to implement our operational plans;

●	termination of the lock-up agreement or other restrictions on the ability of our stockholders to sell shares after this offering;

●	changes in the economic performance or market valuations of companies similar to ours; and

●	general economic or political conditions in the United States or elsewhere.

In addition, the stock market in general, and the stock of publicly-traded renewable energy companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance, and we have little or no control over these factors.

There is no established trading market for the Ordinary Shares in the United States, and an active trading market may not develop.

There is currently no public market on a U.S. national securities exchange for the Ordinary Shares. Our Ordinary Shares have been approved for listing on Nasdaq under the symbol “BNRG.” There can be no assurance that an active trading market for the Ordinary Shares will develop or be maintained. In the absence of an active trading market for the Ordinary Shares, shareholders may not be able to sell their Ordinary Shares at or above the offering price or at the time that they would like to sell. The lack of an active trading market may also reduce the fair market value of the Ordinary Shares.

Our securities will be traded on more than one market or exchange and this may result in price variations.

Our Ordinary Shares have traded on the TASE since August 2017. After our Ordinary Shares are listed for trading on the Nasdaq, trading in our Ordinary Shares will take place in different currencies (dollars on the Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, trading days, and public holidays in the United States and Israel). The trading prices of our securities on these two markets may differ due to these and other factors. Any decrease in the price of our Ordinary Shares on the TASE could cause a decrease in the trading price of our Ordinary Shares on the Nasdaq.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our Ordinary Shares, our share price and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our Ordinary Shares, or provide more favorable relative recommendations about our competitors, the price of our Ordinary Shares would likely decline. If any analyst who may cover us were to cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price of our Ordinary Shares or trading volume to decline.

Risks Related to our Incorporation and Our Operations in Israel

Potential political, economic and military instability in Israel, where our headquarters, members of our management team, our production facilities, and employees are located, may adversely affect our results of operations.

Our executive offices and production plant, wherein most of our employees are employed, are located in Rosh Haayin and Dimona, Israel. In addition, the majority of our key employees, officers, and directors are Israeli citizens. Accordingly, political, economic, and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, Hamas (an Islamist militia and political group that has historically controlled the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). While Israel has entered into peace agreements with Egypt, Jordan, United Arab Emirates, Bahrain, Morocco and Sudan, it has no peace arrangements with any other neighboring or other Arab countries. In addition, relations between Israel and Iran continue to be hostile, due to the fact that Iran is perceived by Israel as a sponsor of Hamas and Hezbollah, maintains a military presence in Syria, and is viewed as a strategic threat to Israel in light of its nuclear program. The assassinations of Iran’s senior generals Qassim Soleimani by the United States military and Mohsen Farichasde, which Iran claims is associated with Israel, has contributed to the tension in the region and further intensified the hostility between Iran and Israel and between Israel and Hezbollah, which is positioned alongside Israel’s northern border. In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. The restrictive laws, policies, or practices directed towards Israel or Israeli businesses could, individually or in the aggregate, have a material adverse effect on our business in the future, for example by way of sales opportunities that we could not pursue or from which we will be precluded. In addition, should the movement for boycotting, divesting, and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States and Europe, this may also adversely affect our business and financial condition. Further deterioration of Israel’s relations with the Palestinian Authority or countries in the Middle East could expand the disruption of international trading activities in Israel, may materially and negatively affect our business conditions, could harm our results of operations, and adversely affect the market price of our Ordinary Shares.

Any hostilities involving Israel, terrorist activities, political instability or violence in the region, or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect our operations and results of operations and the market price of our Ordinary Shares.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business, financial condition, and results of operations.

Further, many Israeli citizens are obligated to perform several days, and in some cases, more, of annual military reserve duty each year until they reach the age of 40 (or older for certain reservists) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition, and results of operations.

We expect to be exposed to fluctuations in currency exchange rates, which could adversely affect our results of operations.

We are exposed to foreign currency risk mainly with respect to revenue generated outside of Israel, the purchase of raw materials, foreign subcontractors and advisors and royalty liabilities that are denominated or linked to dollars. Most of our expenses are denominated in NIS, which expenses primarily include payroll expenses, the dollar and, to a lesser extent, the Euro. In the years ended December 31, 2021 and December 31, 2020, between approximately 63% and 88% of our expenses were denominated in NIS. Our NIS-denominated expenses consist principally of salaries and related costs as well as other related personnel expenses. In addition, our lease and Israeli facility-related expenses and certain engagements with other Israeli vendors are denominated in NIS. We anticipate that a portion of our expenses will continue to be denominated in NIS. The appreciation of the NIS in relation to the dollar amounted to 3.27% and 6.97% for the years ended December 31, 2021 and December 31, 2020, respectively. We cannot predict any future trends in the rate of depreciation or appreciation of the NIS against the dollar. Accordingly, we face exposure to adverse movements in currency exchange rates.

We expect to derive a significant portion of our revenues in dollars and in local currencies of customers outside the United States Therefore, devaluation in the local currencies of our customers relative to the NIS could have a negative impact on our revenues and results of operations.  We are also subject to other foreign currency risks including repatriation restrictions in certain countries, particularly in Latin America.

We do not use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on our balance sheet accounts and forecast cash flows. In some countries, we are unable to use “hedging” techniques to mitigate our risks because hedging options are not available for certain government-restricted currencies. Moreover, derivative instruments are usually limited in time and as a result, cannot mitigate currency risks for the longer term. The volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively.

In some cases, we may face regulatory, tax, accounting or corporate restrictions on money transfer from the country from which consideration should have been paid to us (or to our respective selling subsidiary) or revenues could have accumulated and allocated to us, or could face general restriction on foreign currency transfer outside of such country. Inability to collect and receive amounts that are already due and payable could have a negative impact on our results of operations.

The termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase our costs and taxes.

The Israeli government currently provides tax and capital investment incentives to Israeli companies, as well as grant and loan programs relating to research and development and marketing and export activities. In recent years, the Israeli government has reduced the benefits available under these programs and the Israeli governmental authorities may in the future further reduce or eliminate the benefits of these programs. We may take advantage of these benefits and programs in the future; however, there can be no assurance that such benefits and programs will be available to us. If we qualify for such benefits and programs and fail to meet the conditions thereof, the benefits could be canceled and we could be required to refund any benefits we might already have enjoyed and become subject to penalties. Additionally, if we qualify for such benefits and programs and they are subsequently terminated or reduced, it could have an adverse effect on our financial condition and results of operations.

We received grants from the IIA that may require us to pay royalties and restrict our ability to transfer intellectual property or know-how outside of Israel.

In prior years we have received government grants from the IIA for the financing of a significant portion of our research and development expenditures in Israel. Unless otherwise agreed by the applicable authority of the IIA, we must nevertheless continue to comply with the requirements of Israeli Law for the Encouragement of Industrial Research and Development, 1984 and regulations promulgated thereunder, or the R&D Law, with respect to technologies that were developed using such grants, or the Financed Know-How, including an obligation to repay such grants from consideration received from sales of products which are based on the Financed Know-How, if and when such sales occur and if applicable in accordance with the grant plan.

In accordance with certain grant plans, in addition to the obligation to pay royalties to the IIA, the R&D Law requires that products which incorporate Financed Know-How be manufactured in Israel, and prohibits the transfer of Financed Know-How and any right derived therefrom to third parties unless otherwise approved in advance by the IIA. Such prior approval may be subject to payment of increased royalties. Although such restrictions do not apply to the export from Israel of the Company’s products developed with such Financed Know-How, they may prevent us from engaging in transactions involving the sale, outsource or transfer of such Financed Know-How or of manufacturing activities with respect to any product or technology-based on Financed Know-How, outside of Israel, which might otherwise be beneficial to us. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of Financed Know-How (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

We may not be able to enforce covenants not-to-compete to their fullest extent under current Israeli law that might result in added competition for our products.

We have non-competition agreements with certain of our employees, such as those employees engaged in our research and development activities or management positions, all of which are governed by Israeli law. These agreements prohibit our employees from competing with or working for our competitors, generally during their employment and for up to 12 months after termination of their employment. However, Israeli courts are reluctant to enforce non-compete undertakings of former employees and tend, if at all, to enforce those provisions for relatively brief periods of time in restricted geographical areas, and only when the employee has obtained unique value to the employer specific to that employer’s business and not just regarding the professional development of the employee. If we are not able to enforce non-compete covenants, we may be faced with added competition.

Provisions of Israeli law, our articles of association and certain of our agreements may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers, or significant shareholders, and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the Company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

In addition, in accordance with the Restrictive Trade Practices Law, 1988, and the R&D Law, to which we are subject due to our receipt of grants from the IIA and the Ministry of Energy, a change in control in the Company (such as a merger or similar transaction) may be subject to certain regulatory approvals in certain circumstances.

As a corporation incorporated under the laws of the State of Israel, we are also subject to the Israeli Economic Competition Law, 1988 and the regulations promulgated thereunder (formerly known as the Israeli Antitrust Law, 1988), under which we may be required in certain circumstances to obtain the approval of the Israel Competition Authority (formerly known as the Israel Antitrust Authority) in order to consummate a merger or a sale of all or substantially all of our assets.

Finally, in connection with the agreement with the EIB, we cannot undergo any change of control which would cause Avraham Brenmiller, our largest shareholder, to hold less than 25% of the Company’s share capital without approval of the EIB. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Grants and other Funding Arrangements—European Investment Bank”.

These provisions of Israeli law, as well as our obligations in the agreement with the EIB, could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may also limit the price that investors may be willing to pay in the future for our Ordinary Shares.

It may be difficult to enforce a judgment of a U.S. court against us and our executive officers and directors and the Israeli experts named in this prospectus in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts.

We were incorporated in Israel. Substantially all of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time-consuming, and costly process. Certain matters of the procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. Additionally, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors. Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court (see “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this prospectus).

Your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differ in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s amended and restated articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder of an Israeli company or a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. Israeli Law does not describe the substance of this duty of fairness but states that the remedies generally available upon a breach of contract, will also apply in the event of a breach of duty of fairness, taking into account such shareholder’s position. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. companies.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Israeli Patent Law inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Israeli Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Compensation and Royalties Committee, a body constituted under the Israeli Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee. The Compensation and Royalties Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Compensation and Royalties Committee has not yet determined one specific formula for calculating this remuneration but rather uses the criteria specified in the Israeli Patent Law. Although we enter into assignment-of-invention agreements with our employees pursuant to which such individuals waive their right to remuneration for service inventions, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees or be forced to litigate such claims, which could negatively affect our business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs, and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain or protect the validity of our European, U.S., and other patents and other intellectual property;

●	our ability to retain key executive members;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to expose and educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passages of future laws; and

●	the impact of the COVID-19 pandemic and resulting government actions on us, our manufacturers, suppliers, and facilities.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise, after the date of this prospectus.

LISTING DETAILS

Our Ordinary Shares have traded on the TASE under the symbol “BNRG” since August 2017, which were underwritten by Epsilon Underwriting & Issuing Ltd. and Poalim I.B.I. Underwriting & Issuing Ltd. Our Ordinary Shares have been approved to be listed on Nasdaq under the symbol “BNRG.” As of the date of this prospectus, our only listed class of securities will be the Ordinary Shares. All of our Ordinary Shares, including those to be offered by the selling shareholders pursuant to this prospectus, have the same rights and privileges. For more information, see “Description of Share Capital and Governing Documents—Our Articles of Association—Rights Attached to Shares”.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the Ordinary Shares by the selling shareholders. All net proceeds from the sale of the Ordinary Shares will go to the selling shareholders.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

The Israeli Companies Law, 1999, or the Companies Law, imposes further restrictions on our ability to declare and pay dividends.

Payment of dividends may be subject to Israeli withholding taxes (see “Taxation” for additional information).

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2021:

●	on an actual basis; and

●	on an adjusted basis to give additional effect to the issuance of 1,517,655 Ordinary Shares, 152,655 Prefunded Warrants (which have underlying Ordinary Shares at a ratio of one-to-one and have been fair valued at a nominal amount), 53,596 Ordinary Shares issuable upon the exercise of 107,192 non-marketable options to a third party as part of a transaction fee in connection with the Private Placement, and cash proceeds of $7.5 million pursuant to the Second Closing of the Private Placement.

You should read this table in conjunction with the sections titled “Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2021
Dollars in thousands	Actual	As adjusted
Cash and cash equivalents	$8,280	$15,780
Shareholders’ equity:
Ordinary shares, par value NIS 0.02 per share: 50,000,000 shares authorized, 13,706,328 shares issued and outstanding, actual; 50,000,000 shares authorized, 15,430,234 shares issued and outstanding, as adjusted.	79	90
Share premium	45,648	53,137
Receipts on account of warrants and capital components of convertible loans	1,176	1,176
Capital reserve on transactions with controlling interests	54,061	54,061
Capital reserve on share-based payments	1,318	1,318
Foreign currency cumulative translation reserve	(1,053)	(1,053)
Accumulated deficit	(95,686)	(95,686)
Total equity	5,543	13,043
Total capitalization	5,543	13,043

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this prospectus.

Overview

We are a technology company that develops, produces, markets, and sells TES systems based on our proprietary and patented bGen™ technology. Our bGen™ technology uses crushed rocks to store heat at high temperatures, and our TES systems use that heat to dispatch consistent thermal energy on demand. For additional information on our technology and products, see “Business—Our Technology”.

Components of our Operating Results

We have not generated significant revenues to date. Our revenues consist of revenues from the sale of our storage units and engineering services.

Our costs and expenses consist of five components:

●	Cost of Revenues. Our cost of revenues consists of costs of raw materials and subcontractors, as well as labor, utility, and maintenance costs associated with the operation of our manufacturing facility, depreciation, and shipping and handling.

●	Research, Development, and Engineering Expenses. Our research, development, and engineering expenses consist primarily of payroll, including share-based compensation and related personnel expenses, cost of third-party consultants and subcontractors, raw materials, office maintenance, and depreciation. Such expenses are net of government grants, offset by increase in liability for government grants.

●	Facilities Launching Expenses. The facilities launching expenses relate to costs that could not be considered as part of the plant regular operating costs and consist primarily of consist primarily of payroll, including share-based compensation and related personnel expenses, cost of third-party consultants and subcontractors, raw materials, building maintenance and depreciation.

●	Marketing and Project Promotion Expenses. Our marketing and project promotion expenses consist primarily of payroll, including share-based compensation and related personnel expenses, office maintenance, project promotion and cost of third-party consultants and subcontractors. Such expenses are net of government grants.

●	General and Administrative Expenses. General and administrative expenses consist primarily of payroll, including share-based compensation and related personnel expenses, professional service fees for accounting, legal, bookkeeping, directors’ fees and associate costs.

Results of Operations

The following table presents our results of operations for the periods presented.

	Year Ended December 31,
Dollars in thousands, except per share data	2021	2020

Revenues	$395	$-
Costs and expenses:
Cost of revenues	(4,051)	(122)
Research, development and engineering expenses, net	(3,700)	(3,913)
Facilities launching expenses	-	(343)
Marketing and project promotion expenses, net	(747)	(370)
General and administrative expenses	(2,586)	(1,466)
	(10,689)	(6,214)
Impairment loss of Rotem 1 project	(82)	(2,973)
Other expenses, net	(295)	(143)
Operating loss	(11,066)	(9,330)
Financial income	1,073	963
Financial expenses	(355)	(1,114)
Financial income (expenses), net	718	(151)
Net loss	$(10,348)	(9,481)
Loss per share(1):
Basic	$(0.87)	$(1.19)
Diluted	$(0.94)	$(1.19)

(1)	Reflects the effect of the Reverse Split and is reflected on a fully retrospective basis in the historical financial statements (see Note 11A and Note 16 to our audited consolidated financial statements included elsewhere in this prospectus).

Comparison of the Year Ended December 31, 2021, to the Year Ended December 31, 2020

Revenues

Our revenues for year ended December 31, 2021 were $395 thousand, compared to no revenues for the year ended December 31, 2020. The revenues for the year ended December 31, 2021 are primarily attributable to the sale of storage units in the industrial heat sector to a customer in Brazil.

Cost of Revenues

Our cost of revenues for the year ended December 31, 2021 was $4,051 thousand, compared to $122 thousand for year ended December 31, 2020. The cost of revenues for the year ended December 31, 2021 includes $2,515 thousand related to the recognition of costs due to budget overruns of projects under construction for which revenues have not yet been recognized, $560 thousand related to the revenues in such year, $860 thousand related to operating costs not attributed to project and $114 thousand related to a write-off of inventory.

Research, Development and Engineering Expenses, Net

The following table discloses the breakdown of research, development, and engineering expenses for the year ended December 31, 2021 and 2020:

	Year Ended December 31,
Dollars in thousands	2021	2020

Total research, development and engineering expenses	$4,966	$3,941
Less – grants	(1,266)	(1,734)
Add – increase in liability for government grants	-	1,706
Total	$3,700	$3,913

Research, development, and engineering expenses, net for the year ended December 31, 2021, decreased by 5% to $3,700 thousand, compared to $3,913 thousand for the year ended December 31, 2020. This decrease was primarily due to a $1,706 thousand in royalties liability for government grants in the year ended December 31, 2020, compared to no change in such liability in the year ended December 31, 2021, and a decrease of $375 thousand in raw materials used in our research and development projects in the year ended December 31, 2021, compared to the year ended December 31, 2020. This decrease was offset by an increase of approximately $780 thousand in employee payroll and related costs resulting from recruitment of new employees, an increase of $365 thousand in consultants and subcontractors, an increase in other costs such as transportation and depreciation costs of approximately $220 thousand and a decrease of $468 thousand in government grants received in the year ended December 31, 2021, compared to the year ended December 31, 2020.

We expect that our research, development, and engineering expenses will materially increase as we continue to develop our storage units and bGen™ technology.

Facilities Launching Expenses

We had no facilities launching expenses for the year ended December 31, 2021 compared to $343 thousand for the year ended December 31, 2020. From the second half of 2020 and onwards, we have not had such costs.

Marketing and Project Promotion Expenses, Net

Marketing and project promotion expenses, net for the year ended December 31, 2021 increased by 102% to $747 thousand, compared to $370 thousand for the year ended December 31, 2020.  The increase was primarily attributable to an increase of $195 thousand in payroll and related costs resulting from an increase in salaries due to the return of the full salary of employees, which was cut in the year ended December 31, 2020 in connection with cost savings measures as a result of COVID-19, to its current level starting on January 1, 2021.

We expect that our marketing and project promotion expenses will materially increase as we continue to enhance our market penetration efforts and recruit additional sales and marketing employees.

General and Administrative Expenses

General and administrative expenses increased by 76% to $2,586 thousand for the year ended December 31, 2021, compared to $1,466 thousand for the year ended December 31, 2020. This increase was primarily attributable to an increase of $515 thousand in payroll and related costs resulting from an increase in salaries due to the return of the full salary of employees, which was cut in the year ended December 31, 2020 in connection with cost savings measures as a result of COVID-19, to its current level starting on January 1, 2021. In addition, in the year ended December 31, 2021 there was an increase of $555 thousand in professional services expenses relating to our expected Nasdaq listing and the credit facility received from the EIB.

Impairment loss of Rotem 1 project

In the year ended December 31, 2021, we recognized an impairment of $82 thousand, compared to $2,973 thousand in the year ended December 31, 2020. In the year ended December 31, 2021, there was no change in the fair value of the electricity production facility that was under construction (the Rotem 1 Project) and the impairment charge reflects foreign currency translation differences between the U.S. dollar and NIS, while in the year ended December 31, 2020, the fair value of such facility was less than its carrying value.

Other Expenses

Other expenses for the year ended December 31, 2021 were $295 thousand, compared to $143 thousand for year ended December 31, 2020.  Other expenses in the year ended December 31, 2021, were attributable to a loss on disposal of property and equipment. Other expenses in the year ended December 31, 2020, were primarily attributable to impairment in the value of metals and other components.

Operating Loss

Based on the foregoing, our operating loss increased from $9,330 thousand for the year ended December 31, 2021, to $11,066 thousand for year ended December 31, 2021.

Financial Income (Expenses), Net

Financial income, net for the year ended December 31, 2021 was $718 thousand, compared to financial expenses, net of $151 thousand for the year ended December 31, 2020. Our financial income in the year ended December 31, 2021, was primarily attributable to a net gain of $1,053 thousand from fair value adjustment of share option liability and was offset by our regular financial expenses. Most of the financial expenses for the year ended December 31, 2020 were primarily attributable to $730 thousand derived from fair value adjustment of share option liability and interest, exchange rate differences and bank commissions in the amount of $132 thousand.

Net Loss

Net loss for the year ended December 31, 2021 increased by 9%, to $10,348 thousand, compared to $9,481 thousand for the year ended December 31, 2020. This increase was primarily attributable to an increase in the operating loss as described above, offset by an increase in financial income, net.

Liquidity and Capital Resources

Overview

Since our inception through the date of this prospectus, we have funded our operations principally from receipt of approximately $95.7 million in proceeds mainly from the issuance of Ordinary Shares, options, convertible securities, loans, revenues from the sale of products, and governmental grants. As of December 31, 2021, we had approximately $8,280 thousand in cash and cash equivalents.

The table below presents our cash flows for the periods indicated.

	Year Ended December 31,
Dollars in thousands	2021	2020

Cash used in operating activities	$(8,021)	$(3,397)
Cash used in investing activities	(238)	(360)
Cash provided by financing activities	14,198	5,723
Net increase in cash and cash equivalents	$5,939	$1,966

Operating Activities

Since our incorporation, we have had ongoing losses and incurred negative cash flows from operating activities. For example, in the year ended December 31, 2021, we had operating losses of $11,066 thousand. We have mainly financed our activities through private issuances of Ordinary Shares. Management’s plans in regard to these uncertainties include continuing commercialization of our services and securing sufficient financing through the sale of additional equity securities or debt. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations or that such financing will be available on terms acceptable to us.

Cash flows from operating activities consist primarily of loss adjusted for various non-cash items, including depreciation and amortization, loss on disposal of property and equipment, metals and other components, impairment loss of Rotem 1 project, share-based compensation expenses, financial income or expenses, and gain or loss from fair value adjustment of share option liability. In addition, cash flows from operating activities are impacted by changes in operating assets and liabilities, which include inventories, accounts receivable, and other assets and accounts payable.

Net cash used in operating activities for the year ended December 31, 2021 was $8,021 thousand. This net cash used in operating activities primarily reflects a net loss of $10,348 thousand, net of non-cash expenses of $1,006 thousand, and an increase of $912 thousand in trade and other payables, a decrease of $507 thousand in inventory, offset by an increase of $98 thousand in trade and other receivables. Net non-cash expenses of $1,006 thousand consisted primarily of depreciation and amortization of $721 thousand, share-based payment of $507 thousand, and net financial expenses of $187 thousand, offset by a net gain of $1,053 thousand from fair value adjustment of share option liability and a decrease in research and development expenses due to a royalty obligation of $13 thousand.

Net cash used in operating activities for the year ended December 31, 2020, was $3,397 thousand. This net cash used in operating activities primarily reflects a net loss of $9,481 thousand, net of non-cash expenses, net of $5,963 thousand, and an increase of $726 thousand in trade and other payables, offset by an increase of $205 thousand in trade and other receivables and an increase of $400 thousand in inventory. Net non-cash expenses of $5,963 thousand consisted primarily of depreciation and amortization of $678 thousand, share-based payment of $137 thousand, impairment loss of Rotem 1 project of $2,973 thousand, impairment loss of inventory of $127 thousand, an increase in research and development expenses due to royalty obligation of $1,807 thousand, provision of $63 thousand, a loss of $16 thousand on the disposal of equipment, metals and additional parts, a net loss of $730 thousand from fair value adjustment of share option liability, offset by net financial income of $568 thousand.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2021, was $238 thousand. This net cash used in investing activities is attributable to capital expenditure of $ 240 thousand, offset by net redemption of restricted deposits of $ 2 thousand.

Net cash used in investing activities for the year ended December 31, 2020, was $360 thousand. This net cash used in investing activities is primarily attributable to net capital expenditure of $439 thousand, offset by net redemption of restricted deposits of $58 thousand and $21 thousand proceeds from disposal of equipment, metals, and additional parts.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2021, was $14,198 thousand. This net cash is attributed to net proceeds from issuance of shares and warrants in the total amount of $15,677 thousand, proceeds from the exercise of options of $20 thousand, and increase in liability for government grants of $24 thousand, offset by repayment with respect to lease liabilities and interest thereon in the amount of $546 thousand and repayment of loans and other liabilities of $977 thousand.

Net cash provided by financing activities for the year ended December 31, 2020 was $5,723 thousand. This net cash is attributed net proceeds from issuance of shares and warrants in the total amount of $7,350 thousand, proceeds from exercise of options of $584 thousand and receipt of loans in the amount of $874 thousand, offset by repayment with respect to lease liabilities and interest thereon in the amount of $497 thousand and repayment of loans and other liabilities of $2,588 thousand.

Grants and other Funding Arrangements

The following table sets forth a summary of grants we have received from various institutions and government authorities as of the year ended December 31, 2021.

Institution/Government Authority	Approved Grant	Aggregate Amount received up to December 31, 2021	Total liabilities in respect of grants received (Including Interest) included in financial statements
	(U.S. dollars, thousands)
IIA	$6,069	$4,281	$696
Ministry of Economy and Industry	287	266	76
Ministry of Energy	1,023	726	597
BIRD Foundation	662	625	53
NYPA	580	580	856
Total	$8,621	$6,478	$2,278

The total grants we have received from the IIA, the Ministry of Economy and Industry, the Ministry of Energy, NYPA, and the BIRD Foundation, for which there may be an obligation to pay royalties, amounted to $4.7 million and $4.4 million as of December 31, 2021, and as of December 31, 2020, respectively.

We examine whether there is reasonable assurance that the grants received will not be refunded to determine whether to record a liability in respect of such grants in our financial statements. Where, at the time of initial recognition, the grants were credited to our statement of comprehensive loss, management must assess in subsequent periods whether the success of the projects and payment of royalties associated with a grant has reached a position in which management is reasonably assured that such grant will not be required to be refunded. Our financial statements include liabilities in respect of grants received in relation to our estimated revenues. The total liabilities in respect of the grants we received as of December 31, 2021 and as of December 31, 2020, are approximately $2.3 million and $2.2 million, respectively. Updates to any estimated obligation are expensed to financial income or expenses, as appropriate.

European Investment Bank

On March 31, 2021 we signed an agreement with the EIB to receive 50% funding of the actual cost of the creation of an advanced production facility for thermal storage systems in Israel. The funding is limited to a total sum of EUR 7.5 million. The funding will be granted in a co-funding track, where EIB will allow withdrawals of sums equal to capital investments in the Company. We have obtained a business license, which is a precondition to withdrawing funds from the EIB that is effective through December 31, 2022. The withdrawals will be available in two tranches, the first of up to EUR 4 million within 12 months of the signing of EIB agreement and the second of EUR 3.5 million within 36 months of signing the EIB agreement. Pursuant to the terms of EIB agreement, we cannot undergo any change of control which would cause Avraham Brenmiller, our largest shareholder, to hold less than 25% of the Company’s share capital without the approval of EIB. As of the date of this prospectus, we have not withdrawn any funds in connection with this arrangement with EIB. (For more information, see Note 13A to our audited consolidated financial statements included elsewhere in this prospectus).

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and convertible securities, sales of our products, and governmental grants. We have incurred losses and generated negative cash flows from operations since inception in 2012. To date, we have not generated any significant revenue, and we do not expect to generate significant revenues from the sale of our products in the near future.

We expect to generate revenues from the sale of our products and other revenues in the future. However, we do not expect these revenues to support all of our operations in the near future. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the development of our products, and continue our commercialization efforts. Furthermore, following the completion of this listing, we expect to incur additional costs associated with operating as a Nasdaq public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

As of December 31, 2021, our cash and cash equivalents were $8.28 million. On December 29, 2021, in the First Closing of the Private Placement, we received $7.5 million in gross proceeds (which are included in our cash balances as of December 31, 2021) and we received the balance of $7.5 million of gross proceeds in the Second Closing of the Private Placement substantially contemporaneously with the effectiveness of this registration statement, of which this prospectus forms a part. We expect that our existing cash, cash equivalents, and short-term deposits, as of the date of this prospectus, will be sufficient for 12 months of operations following the date of this prospectus. However, we expect that we will require substantial additional capital to continue our research and development activity and to proceed with pilot projects that partly will have to be financed by us in order to penetrate relevant markets or secure certain clients’ products and commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us. Our future capital requirements will depend on many factors, including:

●	the length of the COVID-19 pandemic and its impact on our product development, operations, and financial condition;

●	our ability to sell our products according to our plans;

●	the progress and cost of our research and development activities;

●	the costs associated with manufacturing our products;

●	the costs of filing, prosecuting, enforcing, and defending patent claims and other intellectual property rights;

●	government regulation in our industry, and more specifically, the costs and timing of obtaining regulatory approval or permits to launch our technology in various geographical markets;

●	the cost of our commercialization efforts, marketing, sales, and distribution of our products the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt and equity financings. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans, and/or commercialization efforts and/or regulatory efforts with respect to our products in different territories. This may raise substantial doubts about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

Except for standard operating leases, we have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

We do not believe that our off-balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

Dollars in thousands	Total	Less than 1 year	Between 1 -2 years	Between 2 – 5 years	Over 5 years
Balance as of December 31, 2021:
Lease liabilities	$4,639	$954	$768	$1,469	$1,448
Liability for royalties(1)	6,215	41	343	2,763	3,068
	$10,854	$995	$1,111	$4,232	$4,516

(1)	Estimated timing and amounts, based on management revenue projections

Lease liabilities consist of our obligations pursuant to IFRS 16.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of assets, liabilities, revenues, and expenses during the reporting period.

The accounting estimates used in the preparation of our financial statements require management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management prepares the estimates based on past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Actual results may differ from these estimates under different assumptions or conditions. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any affected future periods.

We believe the following assumptions and estimates are most critical to understanding and evaluating our reported financial results.

Market interest rate on shareholders’ loan

For the purpose of estimating the market interest rate on the shareholders’ loan, our management at the time of granting the loan or at any subsequent reporting date is required to estimate, among other things, various parameters including the Company’s value at the time of granting the loan and the economic value of the shareholders’ loan by using the Merton Model (see Note 17D to our audited consolidated financial statements included elsewhere in this prospectus).

Government grants

The total grants received by us from the IIA, the Ministry of Economy and Industry, the Ministry of Energy, NYPA and the BIRD Foundation for which there may be an obligation to pay royalties, amounted to $ 4.7 million and $4.4 million as of December 31, 2021, and 2020, respectively. As stated in Note 2G to our audited consolidated financial statements included elsewhere in this prospectus, our management must examine whether there is reasonable assurance that the grants received will not be refunded. Also, in a situation where, at the time of initial recognition, the grants were credited to the statement of operations, our management must assess in subsequent periods whether the success of the projects and payment of royalties has reached the position it is reasonably assured. In accordance with our management’s assessment, the financial statements include liabilities in respect of grants received, in relation to our expected revenues, as estimated by our management. The total royalty liabilities in respect of the grants received, based on the estimated royalties and a discount rate of 12.5%, amount as of December 31, 2021, and 2020 to approximately $2.3 million and $2.2 million respectively. Any update to the aforesaid estimated obligation is carried to financial income or expenses, as appropriate.

Development costs

Development costs are recorded in accordance with the accounting policies detailed in Note 2E to our audited consolidated financial statements included elsewhere in this prospectus. Our management has examined the conditions for capitalization of such costs specified in Note 2E to our audited consolidated financial statements included elsewhere in this prospectus, as aforesaid and in its opinion, as of December 31, 2021 and 2020, and as of the date of this prospectus, it does not meet them. Therefore, as of December 31, 2021, and 2020, we have not yet capitalized such amounts and research and development expenses were charged to the statement of operations.

Impairment evaluation - Rotem 1 Project

As of December 31, 2019, the carrying amount of the Rotem 1 Project was written down to its recoverable amount, determined on a value-in-use basis, which was calculated on the basis of the cash flows expected from the operation of the facility for 50 years.

As of December 31, 2020, management changed its above assessment, taking into account the uncertainties with regard to the project (see also Note 3C to our audited consolidated financial statements included elsewhere in this prospectus). Consequently, it has written down, as of December 31, 2020, the value of the Rotem 1 project to its recoverable amount, which was determined according to the realization value of the main asset - the steam turbine and its ancillary equipment (“the turbine”)- which can be realized immediately.

As of December 31, 2021, the turbine amount was updated to its current realization value.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, some of our cash and cash equivalents are held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of dollar/NIS exchange rates, which is discussed in detail in the following paragraph.

Foreign Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in dollar/NIS currency exchange rates. A certain portion of our liquid assets are held in dollars, and the vast majority of our expenses are denominated in NIS. For instance, during the year ended December 31, 2021, approximately 64% of our expenses were denominated in NIS. Changes of 5% and 10% in the dollar/NIS exchange rate would decrease our operating expenses for December 31, 2021, by approximately 1% and 2%, respectively. However, these historical figures may not be indicative of future exposure. Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

BUSINESS

Overview

We are a technology company that develops, produces, markets, and sells TES systems based on our proprietary and patented bGen™ technology. The use of our technology enables better renewable integration, increases energy efficiency, and reduces carbon emissions by allowing constant and reliable energy while stabilizing the intermittent nature of renewable sources. Our business is not subject to seasonality.

The Need

We believe that climate change is the greatest challenge of our times. A major contributor to climate change is carbon emissions being emitted to the atmosphere. To combat this, countries and organizations have set and are continuing to set targets for themselves and various industries to reduce their carbon emissions. In order to meet such carbon emission targets, we believe it is necessary to ban the use of fossil fuels and, instead, rely on renewable energy sources and systems that result in carbon capture, energy storage, efficient energy recovery, and the reuse of wasted heat. Our bGen™ TES system stores energy and can recover wasted heat from available energy resources to provide one consistent energy output. By doing so, the bGen™ TES system can precisely match energy supplies with the demand and bridges the gap between renewable energy and conventional power sources. Accordingly, TES systems such as our bGen™ system have become essential to the renewable energy market to ensure the reliability and stability of energy supplies.

Our Technology

We have developed our bGen™ technology over the last eight years and have tested it across three generations of demonstration units at various sites globally. bGen™ technology uses crushed rocks to store heat at temperatures of up to 1400˚ Fahrenheit and is comprised of three key elements inside one unit: thermal storage, heat exchangers, and a steam generator. The use of crushed rock as a means of storage results in no hazardous challenges to the environment and enhances system durability so that even after tens of thousands of charge and discharge cycles, the storage material does not need to be replaced because the storage material does not suffer from degradation in performance. Additionally, the bGen™ technology can be charged with multiple heat sources, such as residual heat, biomass, and renewables, as well as from electrical sources using embedded electric heathers within the TES system. The TES system dispatches thermal energy on demand in the form of steam, which can be saturated for industrial use, or in the form of a superheated steam, which can be used to activate steam turbines.

The following image depicts our bGen™ system charged by flue gases.

The TES system is capable of being implemented into both power plants and industrial facilities. Its applications may vary, but include, and are not limited to, the use in recovering wasted heat in production processes, solar thermal power plants, cogeneration plants, and the electrification of heat. The TES system is passive, meaning that it can function with no moving parts, motors, or chemical materials that change their accumulation state and, therefore, has relatively low maintenance and operating requirements compared to other energy storage solutions.

Certain key advantages of our bGen™ TES system include that our TES systems are made using environmentally friendly materials, with no chemicals or hazardous materials; the TES systems are built using low cost, natural resources such as metals, piping, and crushed rocks; the TES systems are passive systems that require minimal operations and maintenance during the system’s approximately 30-year lifetime; the TES systems are built using modules, each of which contains approximately 0.5 MWh capacity, a full system can be constructed using multiple modules with an aggregate capacity of up to hundreds of MWh; and the TES systems are compatible with thermal and electric sources for charging, and either or both can be used to charge the unit at any time.

The following image depicts potential energy inputs and outputs from the bGen™ unit.

Business Strategy and Addressable Markets

We are focused on the sale of thermal storage equipment using two different business models. To date, all of our projects have been made using the sale of equipment model in which we design and sell our equipment to third party customers, install the equipment at the customer’s site and the customer remains the owner of the equipment and we provide warranty and maintenance services to the customer at a predetermined price as part of the sale package.

We intend to implement in the near future a second business model, which we refer to as an ESCO – energy service company model, wherein we lease our equipment to third party customers, install our equipment at a customer’s site, provide operation and maintenance services. We then sell energy (steam, hot air, etc.) to the customer at agreed upon prices. The ESCO model is more suitable to industrial customers who are not energy experts and wish to outsource their energy services.

We market our products through exclusive and non-exclusive distributers in our target markets, with online marketing efforts to attract potential customers, and direct outreach to potential customers through our sales team. Our primary target markets are in the United States, Europe, Brazil, and Israel. We are establishing commercial pilots in each of these target markets and, depending on their success, we expect to develop our sales and services for future customers in these regions.

Since our incorporation, we have had ongoing losses and incurred negative cash flows from operating activities. For example, as of December 31, 2021, we had operating losses of $ 11,066 thousand. We have mainly financed our activities through private issuances of Ordinary Shares. Management’s plans in regard to these uncertainties include continuing commercialization of our services and securing sufficient financing through the sale of additional equity securities or debt. There are no assurances however, that we will be successful in obtaining the level of financing needed for our operations or that such financing will be available on terms acceptable to us.

The Industrial Facilities Market

Our primary focus is expanding the use of our bGen™ technology into industrial facilities with heavy thermal consumptions, such as the food, pulp and paper, steel, plastic, chemical, and pharmaceuticals industries, and organizations looking to reduce their carbon footprint by replacing their fossil fuel-based steam generation with a renewable-based system. Our bGen™ TES systems also offer solutions for waste heat recovery, electrification of heat, and several other applications. The average return of investment for industrial-scale projects is in the range of three to six years, depending on their existing fuel prices.

Industrial heat makes up to two-thirds of industrial energy demand and almost one-fifth of global energy consumption. It also constitutes most of the direct industrial CO2 emitted each year, as the vast majority of industrial heat originates from fossil-fuel combustion, according to a 2017 study by the International Energy Agency entitled “World Energy Outlook 2017”.

The Power Plants Market

As of the year 2021, thermal power plants constitute the main source of electricity production in most countries around the world. We expect that this will continue to be the case for many years to come. Operators of these stations are facing significant challenges as they attempt to shift from operating solely as a continuous source of electricity to operating as a supplemental source to the production of renewable energy. This results in the need to change their operational profile from baseload (flat) operations to a fluctuating operation profile, with which many companies struggle. In order to overcome these technical challenges, and in order to maintain competitiveness in the market, power plants are expected to integrate means of energy storage that support maximum efficiency while allowing for more flexible operation profiles.

Our TES systems are suitable for integration into gas-powered and combined cycle power plants, which can provide energy shifting, improve their ramp-up rates, add flexibility to their operations profile. Integration of the TES system in coal power plants can provide customers with grid storage capabilities by charging with curtailed renewable energy, and generating electricity during peak hours. Massive implementation of this application could eventually transform coal power plants into grid storage plants.

Manufacturing

We manufacture our storage systems at our production plant in Dimona, Israel. After production, we ship the TES systems to the customer’s locations and assemble it on site. The current production line capacity that we have in the factory in Israel is for 200 MWh of thermal storage per year. We are currently working to increase and automate our production line in Israel, in Dimona. This effort, planned for implementation in the coming 18 months, will take us to a production capacity of 1200MWh thermal storage per year. In the next stage, utilizing the full credit line from EIB in 36 months, we will increase our production capacity to 3600 MWh thermal storage per year. The full planned and signed credit line from EIB for the capacity increase is EUR 7.5 million, signed on June 30, 2021.

Commercial Projects

The Company has signed on February 16, 2022 a Master Supply and Services Agreement by and between the Company and Philip Morris Products SA, or Philip Morris, a large international company in the field of Tobacco to supply the Company’s storage systems (bGen) to Philip Morris and its subsidiaries. The Agreement is set for a period of five years, and it sets out, inter alia, logistical, technical terms as well as engineering, procurement, and construction terms. Under the agreement various international companies and manufacturing plants around the world would be able to contract the Company directly to supply its systems and integration services. The agreement also includes customary representations, conditions and indemnification terms.

The Company has signed on February 28, 2022 a Local Service Agreement by and between the Company and Philip Morris Romania S.R.I., or Philip Morris Romania, to purchase the Company’s bGen thermal storage system and services with a capacity of 31.5 megawatt-hour and steam power of 18.5 megawatts, including biomass system and auxiliary equipment. Philip Morris Romania will pay in installments, subject to meeting certain milestones, an amount in excess of $9 million for the system and services and would have the option to expand the system to 52.5 MWh under similar conditions. The agreement also includes customary representations, conditions and indemnification terms.

Pilot Projects

While the Company’s initial focus was on the production of electricity, in 2020 we began to concentrate on thermal projects which are more compatible with our core technology. We believe these pilot projects demonstrate different applications of our technology in various geographic regions and will support us in the commercialization of our technology. Our pilot projects are described below:

New York Power Authority

On January 11, 2018, we entered into a pilot and cooperation agreement with NYPA for the implementation and marketing of storage-based cogeneration stations in the United States and Canada and for the development of such a pilot project at SUNY Purchase College in New York. This 0.5MWh project is currently in its installation phase and should be commissioned in the first half of 2022. Once commissioned, this facility is expected to serve as a demonstration facility for our technology and to assist us in our marketing efforts in the United States and Canada.

In addition to the pilot project, NYPA and the Electric Power Research Institute are conducting a feasibility study for the integration of our TES system in a combined cycle gas power plant in New York. This study is funded by the United States Department of Energy, while the submitting consortium, which consists of the Electric Power Research Institute, the Company, and NYPA, at stage A is funded with $200,000.

The following image shows the installation of a bGen™ unit at SUNY Purchase College in New York.

ENEL

On April 21, 2020, we entered into a supply agreement with ENEL to plan, manufacture, supply, transport, and install a 23MWh thermal storage system in a combined cycle power plant belonging to ENEL in Northern Italy. The project is partially funded by us, ENEL, and the IIA. This project has finished the manufacturing stage and has started installation. We expect to have the project completely installed and running by the end of the second quarter of 2022.

The following image is a design illustration of the bGen™ unit to be installed at Enel’s site in Italy.

Fortlev

In 2019, we entered into a project agreement with Fortlev to design, manufacture and install a 2MWh TES system. The system is charged with a biomass source and delivers thermal energy in the form of hot air. As of the date of this prospectus, we have completed the construction of the TES components, tested them, and have shipped them to Brazil. We expect to have the project completely installed by the end of the first quarter of 2022. As of the date of this prospectus the Company is upgrading the biomass system which will enable it to work on wood chips and not only by wood pellets.

On February 16, 2020, we entered into an agreement with Fortlev pursuant to which we granted Fortlev a license for a period of 25 years to market our bGen™ technology in Brazil and Columbia. Fortlev will pay an overall amount of $1.5 million to the Company in consideration for the marketing license.

We have also agreed to establish a production facility for Fortlev in Brazil and, in return for royalty payments, we will grant Fortlev an exclusive license for the production and marketing of the products in Brazil and in Columbia. On August 31, 2020, Fortlev has notified us that they intend to start planning and building a production facility to produce products incorporating the bGen™ technology. Fortlev is expected to bear all the expenses of the building of this facility in Brazil.

The following image depicts a bGen™ unit commissioning for Fortlev in Brazil.

Ministry of Defense

On September 26, 2017, as part of a joint program of the Ministry of Economy and Industry and the Ministry of Defense with the target to demonstrate the Israeli clean-tech technologies in the Defense Forces, we received approval for our program, as submitted to the IIA’s Research Committee, for designing, manufacturing and installing a TES system in an off-grid military base, where the TES system collects waste heat through flue gases from a local diesel generator and dispatches hot water upon demand. On June 1, 2020, we finished installing the project and handed over control to the Ministry of Defense, which is currently in the process of examining the project for full purchase.

The following image shows the bGen™ unit installed at a Ministry of Defense base in Israel.

Rotem 1

The project is a concentrated solar thermal in Dimona, Israel. Concentrated solar thermal collectors are coupled with a TES system and steam turbine power block set to supply electricity to Israel’s Electric Corporation under a power purchase agreement with Israel’s Electric Corporation. After December 31, 2020, we began to act to realize our holdings in the Rotem 1 Project and to construct it for a third party. However, as of the date of this prospectus, we have stopped this project due to a lack of financial resources and the shift in the Company’s focus. For the years ended December 31, 2020, and 2021, we recorded an impairment charge of $2,973 thousand and $82 thousand, respectively, in connection with this project and as of the date of this prospectus, most of our past investments in this project have been written off. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of the Years Ended December 31, 2021, and 2020—Impairment loss of Rotem 1 project”.

Research and Development

Research and development is a central part of our business and allows us to further develop and improve our products. Our research and development team includes engineers, researchers, technicians, quality personnel, and prototyping teams, all of whom work closely together to design, enhance and deliver the next generations of our products based on our core technology. This research and development team conceptualizes technologies, examines the feasibility of selected approaches, reviews the basic and detailed designs, and then builds and tests prototypes before refining and/or redesigning as necessary. Our quality personnel work in parallel with engineers and researchers, which allows us to anticipate and resolve potential issues at early stages in the development cycle. We conduct our research and development efforts at our facility in Rosh Haayin, Israel. We believe that the close interaction among our research and development teams allows for the timely and effective realization of our products.

The development of the key components that are required for each of our products begins at the analysis of concept stage, following which we evaluate the feasibility of each component, create the basic design with a number of alternatives, and, finally, identify a single approach and carry out a detailed design for its development. All of the stages of development are managed in our Product Life Cycle Management system, which is a structured management approach for research and development, through gates of feasibility, basic design, detailed design, Alpha sites, and Beta sites, until a detailed product file is built. The results are managed in a PDM system with configuration management and our engineering office. The key components that are developed are subject to checks and rest in each stage of the development processes, including quality control checks and in-use testing, the results of which are benchmarked against the relevant product specifications. Market requirement specifications of the developed products are built by the marketing people, based on the market analysis with potential customers and with the experience from previous products. The research and development team takes the marketing requirement specifications and converts them into technical and functional specifications which are the contract to the research and development stage.

Our research and development activities work concurrently with the launching and engineering stages of already developed products. We plan to increase our research and development activities in connection with the next generations of products that we are designed to deliver higher densities, at higher temperatures of up to 1800 degrees Fahrenheit and offer better performance from our core TES technology. We have received a grant from the IIA for this high-temperature development and have signed a memorandum of understanding with Beit Shemesh Engines Ltd., or the Memorandum of Understanding, for a potential future business relationship to combine development of storage at high temperatures together with proprietary gas turbines. The Memorandum of Understanding allows the parties thereto to explore the potential of combined development efforts, but is non-binding and does not impose any such obligation on either party. The final terms of the combined development efforts, if any, will be determined pursuant to a subsequent, binding agreement on the parties. As of the date of this prospectus the parties decided to continue negotiation which are pending and subject to the high temperature research and development efforts by the Company which has not been completed.

We finance our research and development activity in part by investing our cash flow and in part by grants from the Ministry of Economy and Industry, including grants from the IIA, the Ministry of Energy, the BIRD Foundation, and the NYPA. These grants are awarded after examination of applications, which are submitted by our research and development managers. As of December 31, 2021, we have had grants approved for our research development projects totaling approximately $1,023 thousand from the Ministry of Energy, approximately $6,356 thousand from the Ministry of Economy and Industry, approximately $662 thousand from the BIRD Foundation, and approximately $580 thousand from NYPA. As of December 31, 2021, we have received funding from such grants totaling approximately $726 from the Ministry of Energy, approximately $4,547 from the Ministry of Economy and Industry, approximately $625 from the BIRD Foundation, and approximately $580 from NYPA.

Financing that is granted by the IIA is in the range of 30-50% of the submitted budget of the development of a particular product, which includes the costs of manpower and the costs of the materials that are required to develop and manufacture a first prototype of the product. In light of this government financing, we are required to comply with the provisions of the Israeli Encouragement of Research and Development Law related to intellectual property and we are also required, among other things, to pay yearly royalties to the Israeli government at a rate of 3-5% on revenues from the use of technology that has been developed under IIA programs up to the total amount of grants received, bearing interest at an annual rate of LIBOR applicable to dollar deposits.

In connection with our project agreement with Fortlev on the bGen™ product, we notified the IIA regarding the feasibility of partially transferring production of the bGen™ technology outside of Israel, the maximum royalties to pay to the Israeli government have been increased to 120% of the total amount of grants that have been received. In consideration for the support from the BIRD Foundation, we are obligated, inter alia, to pay royalties at a rate of 5% on all of the revenues deriving from the technology that has been developed and up to a maximum ceiling of 150% of the amount of the grant, subject to the terms of the agreement with the BIRD Foundation.

The core technology which we have developed is the TES unit which includes the embedded heat exchanger, the embedded steam generator, the embedded storage capability, and the embedded conversion from electricity to high-temperature heat. All these embedded functionalities reside inside the TES unit and are built on a special structure with special insulation. This special developed TES enables to installed modular and fit to size units at production floors and inside power utilities, to increase flexibility, to enable renewable energy penetration, and to overcome the intermediate nature of renewable sources while energy has to be supplied to these site on a regular basis with no dependency on timing of the renewable sources.

The main application of the energy storage unit with multi-functions inside has been submitted to patent offices in the United States, Europe, Israel, and South Africa. All of these submissions have been granted patents. See “—Intellectual Property” below.

Our total research, development, and engineering expenses, net were $3,700 thousand in the year ended December 31, 2021, and $3,913 thousand in the year ended December 31, 2020. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. As of December 31, 2021, and December 31, 2020, we received $1,266 thousand and $1,760 thousand, respectively, in grants from various government authorities and agencies. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation— Liquidity and Capital Resources—Grants and other Funding Arrangements.”

Intellectual Property

Protection of our intellectual property is important to our business. We seek to protect our intellectual property through a combination of patents, trademarks, and confidentiality agreements with our employees and certain of our contractors and confidentiality agreements with certain of our consultants, scientific advisors, and other vendors and contractors. In addition, we rely on trade secrets law to protect our product candidates and products in development.

We have registered a patent for our core energy storage technology in Israel, the United States, the European Union, and South Africa. The patent covers our fundamentals of the energy storage unit which we have developed using three central functions in one unit: the heat exchanger, the receipt and storage of the heat, and the production of steam inside the storage unit.

We believe our patented technology for our combined thermal storage system is unique and it affords us a significant competitive advantage. We may apply to register additional patents in the future based on the technology developed alongside or in addition to our already patented technology.

We plan to license the usage of technology we have developed to our customers. We expect that we will bundle the licensing of the technology usage with offering our customers products and services.

No assurance can be given that our intellectual property will provide us with a competitive advantage or that we will not infringe on the intellectual property rights of others. In addition, we cannot be sure that any trademarks will be granted in a timely manner or at all with respect to any of our pending applications. For further discussion of the risks related to our intellectual property, see “Risk Factors—Risks Related to Our Intellectual Property.”

Patents

Patent No.	Application No.	Title	Grant Date	Expiration Date	Country
2015/05655 10,145,465	2015/05655 14/766,136	Combined thermal storage (Integral	March 29, 2017 December 4, 2018	January 22, 2034 May 14, 2035	South Africa United States(1)
EP2976579(2)	14767720.7	Thermal Storage, Heat Exchange and Steam Generation)	May 6, 2019	January 22, 2034	Belgium, Switzerland, Germany, Denmark, Spain, France, United Kingdom, Italy, Luxembourg, Norway
240,502	240,502		December 27, 2019	January 22, 2034	Israel(3)
Pending	63306127	Dual HTF high temperature Energy Storage	Pending	Pending	United States(4)

(1)	On September 17, 2018, we received a Notice of Allowance from the USPTO stating that our application for a patent had been approved. This patent deals with our integrated thermal storage product, which is based on the performance of three central functions: heat exchange, storage of heat at high temperatures, and the production of steam inside of the storage unit. The registration of the patent, which is called: “Integrated Thermal Storage, Heat Exchanger, and Steam Generator” was done on December 4, 2018.

(2)	On February 5, 2019, we received a Notice of Allowance from the European Patent Office stating that our application for a patent in Europe had been approved. This patent deals with our integrated thermal storage product, which is based on the performance of three central functions: heat exchange, storage of heat at high temperatures, and the production of steam inside of the storage unit. The granting of the patent, which is called: “Integrated Thermal Storage, Heat Exchanger, and Steam Generation” was received in June 2019, upon the payment of the registration fee. The Company has continued to the national phase stage in Europe and registered the patent in the following countries on June 5, 2019: Belgium, Spain, Switzerland, Denmark, Germany, France, Great Britain, Italy, Luxembourg, and Norway.

(3)	On July 4, 2019, we received a Notice of Allowance from the Israeli Patent Office stating that our application for a patent in Israel had been approved. This patent deals with our integrated thermal storage product, which is based on the performance of three central functions: heat exchange, storage of heat at high temperatures, and the production of steam inside of the storage unit. The granting of the patent, which is called: “Integrated Thermal Storage, Heat Exchanger, and Steam Generation” was done on December 27, 2019.

(4)	On February 7, 2022, a provisional application for a new patent has been submitted to the United State Patent office. The application name is “Dual HTF high temperature Energy Storage”. Application number 63306127. The provisional application enables us to submit the full patent during the following 12 months.

Trademarks

We have taken steps to register a trademark for our main product, the bGen™ storage system. If our trademark application is approved, we can add the TM mark on all of our documentation for the bGen, which is used to describe the product, its functionalities, and the technology.

The following table sets forth the jurisdictions in which we have submitted an application for the registration of the bGen™ as a trademark as of December 31, 2021:

Trademark No.	Application No.	Trademark	Grant Date	Application Date	Country
N/A	920352340	bGen™ in class 11	N/A	August 4, 2020	Brazil
N/A	90/088,601		N/A	August 3, 2020	United States
N/A	48639379		N/A	December 13, 2020	China
4598578	4598578		February 23, 2021	August 6, 2020	India
N/A	018347359		N/A	February 10, 2021	European Union
N/A	330,213		N/A	August 3, 2020	Israel

Competition

We operate as a supplier of TES solutions. The energy storage market is broad and contains segments that range from TES to electrical energy storage and other forms of energy storage. The current standard technologies for storing thermal energy are (a) molten salt, which tends to be high in price and maintenance costs, and (b) water, which is limited at low temperatures.

There are a limited number of companies currently operating in the TES market, primarily due to technological and funding challenges that exist in developing innovative energy storage solutions. Our direct competitors in the TES space are Siemens Gamesa, which is developing rock-based storage systems, Energy Nest, which is developing concrete-based storage systems, and 1414, which has developed silicon-based storage systems. There are several other technologies in the early stage of development.

We believe to have several advantages over other technologies in parts due to: (i) the supply of energy continuously, economically, and around-the-clock, (ii) our modularity and solutions from small scale operations without impairing economic feasibility, and (iii) our lower pricing due to low-cost materials, and (iv) our mature stage of Technology readiness level (TRL) as we’ve reached the end of the development stage.

Organizational Structure

The following is a depiction of our organizational structure as of the date of this prospectus:

Each of Brenmiller Energy (Rotem) Ltd. and Brenmiller Energy Inc. is wholly owned by us. Brenmiller Energy (Rotem) Ltd. was established to commence operations in Rotem 1 Project. However, as of the date of this prospectus, we have stopped this project due to a lack of financial resources and the shift in the Company’s focus. Brenmiller Energy Inc., a Delaware company that was established to be our marketing subsidiary in the United States.

We also hold a 45% economic interest in Rani Zim Sustainable Energy Ltd., an Israeli company incorporated on January 4, 2022, which is coupled with a 45% voting and control interest and the right to nominate two out of the five total directors. Rani Zim Sustainable Energy Ltd., is jointly controlled by us and Rani Zim Holdings (Pty.) Ltd. (which is an entity wholly-owned by one of our shareholders, Rani Zim), and will engage in promoting and marketing energy solutions in Israel which partially will be based on our energy storage solution. Rani Zim Holdings (Pty.) Ltd. and Yoav Kaplan, one of our directors, hold 45% and 5% interests, respectively, of Rani Zim Sustainable Energy Ltd. As part of the founders’ agreement signed on December 21, 2021 by and among us, Rani Zim Holdings (Pty.) Ltd., Yolan Properties and Investments (Pty.) Ltd. (which is a wholly-owned entity by Yoav Kaplan) and Yoram Cohen, or the Founders’ Agreement, the parties have agreed to invest an aggregate of NIS 1 million (approximately $321 thousand) in Rani Zim Sustainable Energy Ltd. Pursuant to the Founders’ Agreement, we will invest NIS 470 thousand (approximately $150 thousand), half of which was transferred on January 31, 2022.

Properties and Facilities

Our executive offices are located in Rosh Haayin, Israel and our primary production plant is located in Dimona, Israel. Our offices and the production plant in Dimona are leased and we do not own any real property.

Employees

As of the date of this prospectus, we have around 70 full-time employees and have contracted with two consultants who provide us with various services from time to time. All of these employees are located in Israel except one which is located in Brazil. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union, and we believe our employee relations are good.

Environmental Matters

Our objective with using TES technology and implementations is to reduce carbon footprints, by replacing fossil fuels with renewable energy sources. The bGen™ storage solution’s main components are its crushed rock storage media, metals, and piping. Our technology does not use any hazardous materials. To the best of our knowledge, as of the date of this prospectus, we do not have environmental risks that might have a significant impact on us. In addition, neither we nor our senior officers are a party to significant legal or administrative proceedings in connection with environmental matters.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. As of the date of this prospectus, we are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

REGULATION

Our business includes the development, manufacturing, installation, maintenance, and operation of energy Storage units. For each of these installations, a set of industry regulations, codes, and standards, are defined. These regulations relate to the specific installed environment, either in the industrial factory setting or in power-utilities setting. These codes and standards are related to equipment such as energy storage units, steam generation units, and boilers. The regulations and standards vary by jurisdiction, according to the installation site. For each new installation, the set of the required codes and standards is defined as part of the contract for the installation site. The system parts need to be designed, manufactured, and built in accordance with applicable local regulations and codes in force.

In addition, in accordance with the Business Licensing Order (Businesses Required for Licensing), 2013, our factory in the city of Dimona, Israel requires a business license. We have obtained such a business license that is effective through December 31, 2022. Such a license is a precondition to withdrawing the loan amount from the EIB in accordance with the agreement with the EIB dated March 21, 2021 as detailed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Grants and other Funding Arrangements—European Investment Bank”.

MANAGEMENT

Directors and Senior Management

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this prospectus:

Name	Age	Position
Avraham Brenmiller	69	Chief Executive Officer, Chairman of the Board of Directors
Ofir Zimmerman	46	Chief Financial Officer
Doron Brenmiller	38	Chief Business Officer, Director
Nir Brenmiller	42	Chief Operating Officer, Director
Rami Ezer	59	Chief Technology Officer
Avi Sasson	47	Executive Vice President – Operation
Yoav Kaplan	54	Director
Eitan Machover(1)(2)(3)(4)(5)	59	Director
Nava Swersky Sofer(1)(2)(3)(4)(5)	56	Director
Ziv Dekel(1)(2)(5)	57	Director

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	External Director (as defined under Israeli law)

(4)	Independent Director (as defined under Israeli law)

(5)	Independent Director (as defined under Nasdaq Stock Market rules)

Avraham Brenmiller, Chief Executive Officer and Chairman of the Board of Directors

Mr. Avraham Brenmiller has served as our Chief Executive Officer since January 2012 and as Chairman of our board of directors since January 2012. Mr. Brenmiller graduated from Ohio State University, with a Mechanical Engineering degree. Additionally, he holds another Mechanical Engineering degree from ORT Technikum Givatayim in Israel, and an M.B.A for engineers from The Israeli Center for Management. Mr. Brenmiller has vast operational experience as a CEO and director at international companies, which our board of directors believes qualifies him to serve as a director.

Ofir Zimmerman, Chief Financial Officer

Mr. Ofir Zimmerman has served as our Chief Financial Officer since August 2020. Mr. Zimmerman holds a B.A. in Business Management and Accounting from the College of Management Academic Studies in Israel, Additionally, he holds a certificate as an Industrial and Management Technician. He was the Deputy Chief Financial Officer of Mitrelli Group and BSW International group. Mr. Zimmerman was also a financial advisor to Brenmiller Energy Ltd. prior to becoming its Chief Financial Officer for a year and a half.

Doron Brenmiller, Chief Business Officer and Director

Mr. Doron Brenmiller has served as our Chief Business Officer since January 16, 2022, and has been a member of our board of directors since 2012. Previously, Mr. Brenmiller served as our Executive Vice President since 2012. Mr. Brenmiller holds a B.A, in Electrical Engineering from Tel Aviv University in Israel, and an M.B.A from INSEAD Business School in France. Mr. Brenmiller excellence and executive experience, qualifies him to serve as a director.

Nir Brenmiller, Chief Operating Officer and Director

Mr. Nir Brenmiller has served as our Chief Operating Officer since January 16, 2022, and has been a member of our board of directors since 2012. Previously, Mr. Brenmiller served as our Executive Vice President since 2012. Mr. Brenmiller holds a B.A. in Computer Science from the IDC – Reichman University in Israel, and an M.B.A from The Hebrew University in Jerusalem. Mr. Brenmiller technological and executive experience qualifies him to serve as a director.

Rami Ezer, Chief Technology Officer

Mr. Rami Ezer has served as our Chief Technology Officer since January 16, 2022, before which time he served as our Chief Engineering Officer since November 2012. Mr. Ezer holds a B.S.C in Material Science from Ben-Gurion University in Israel.

Avi Sasson, Executive Vice President – Operation

Mr. Avi Sasson has served as our Executive Vice President – Operation since January 16, 2022, before which time he served as our Chief Operating Officer since January 2012. Mr. Sasson holds a B.Sc. in Industrial Engineering and Management from Tel Aviv University.

Eitan Machover, Director

Mr. Eitan Machover has served on our board of directors as an external director since October 2017. Mr. Machover is a partner in Meditech Advisor LLC, and he is the founder and CEO of EM Advisory Services LTD. Mr. Machover also serves as a director at VVT Medical Ltd. Epsilon Underwriting Ltd. and STG Ltd., and Electra Real Estate Ltd. He is also an observer of The Shanti House NGO board. Mr. Machover holds a B.A. in Business Communications from Emerson College, and an M.B.A from Boston College in Massachusetts. Mr. Machover contributes leadership, capital markets experience, and strategic insight as well as innovation in technology to the Board, which our board of directors believes qualifies him to serve as a director.

Nava Swersky Sofer, Director

Ms. Nava Swersky Sofer has served on our board of directors as an external director since June 2019 and chairs our audit and compensation committees. Ms. Swersky Sofer is head of innovation and technology at Rimon College of Music and also serves as a director of iArgento Hi Tech Assets, LP; CIITech Ltd., the NGO Hadassah Neurim, INSME (based in Rome, Italy) and Praxis Spinal Cord Institute (based in Vancouver, Canada). She also serves on the boards of governors of the Tel Aviv – Yaffo Academic College and the Ruppin Academic Centre. Ms. Swersky Sofer holds an LL.B. from Tel Aviv University in Israel and an M.B.A. from IMD International in Lausanne, Switzerland, as well as diplomas from the Sorbonne in France, the Intituto Trentito in Italy, and the Goethe Institute in Germany. Ms. Swersky Sofer is admitted to the Israeli Bar Association. Ms. Swersky Sofer has legal and financial experience as well as vast experience as director and manger in multiple companies and institutions, which our board of directors believes qualifies her to serve as a director.

Yoav Kaplan, Director

Mr. Yoav Kaplan has served on our board of directors since July 2020. Mr. Kaplan is acting as Deputy Chief Executive Officer and vice president of business development in Rani Zim Shopping Centers Ltd. Mr. Kaplan holds an LL.B. from Tel Aviv University. He is the Chief Executive Officer of Reka Har Ltd., Reka Har Management and Operation Ltd., and The North Gan Companies Group, He is a director at Reka Har Ltd., Reka Har Management and Operation Ltd., Reka I.A.R Properties and Holdings (1999) Ltd., Big Reka, Reka Midas Management Company Ltd., Reka Midas Taibeh Management Company Ltd., Reka Midas Tamra Management Company Ltd., and Reka Midas Rahat Management Company Ltd. Mr. Kaplan has deep expertise in operational and business development, which our board of directors believes qualifies him to serve as a director.

Ziv Dekel, Director

Mr. Ziv Dekel has served on our board of directors since 2012. Mr. Dekel holds a B.S. in Economics and is certified in Business Management from Tel Aviv University in Israel. Mr. Dekel acts as a managing partner of Blue Sky Holding and Management (2004) Ltd. since 2007. Mr. Ziv has also served as a director for Propound Investment House Ltd., Propound holdings 2012 LTD, and the Center for Medical Genetics Ltd. Mr. Dekel is a known advisor to companies and has vast investment experience, which our board of directors believes qualifies him to serve as a director.

Family Relationships

Mr. Avraham Brenmiller, our Chief Executive Officer, Chairman of the board of directors and our largest shareholder, is the father of Doron Brenmiller, our Executive Vice President and director, and Nir Brenmiller, our Deputy Chief Executive Officer and director (see “Related Party Transactions” for additional information).

Arrangements for Election of Directors and Members of Management

There are no arrangements or understandings with controlling shareholders, customers, suppliers, or others pursuant to which any of our executive management or our directors were selected (see “Related Party Transactions” for additional information).

Compensation

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of dollars upon a conversion rate of 3.11 NIS/USD, for the year ended December 31, 2021.

Name and Principal Position	Salary, Pension, Retirement and Other Similar Benefits (Management)	Share Based Compensation	Total
Avraham Brenmiller Chief Executive Officer, Chairman of the Board of Directors	$249,734	$-	$249,734
Ofir Zimmerman Chief Financial Officer	$231,511	$38,034	$269,545
Doron Brenmiller Chief Business Officer, Director	$215,817	$-	$215,817
Nir Brenmiller Chief Operating Officer, Director	$215,817	$-	$215,817
Avi Sasson Executive Vice President – Operation	$218,258	$27,454	$245,712
Rami Ezer Chief Technology Officer	$229,545	$27,454	$257,049

Employment and Advisory Agreements with Executive Officers

We have entered into written employment and advisory agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors’ and officers’ insurance.

Employment Agreement with Avraham Brenmiller as Chief Executive Officer

On January 1, 2012, we entered into an employment agreement with Mr. Brenmiller to act as our Chief Executive Officer. On June 1, 2017, the two parties updated the terms of employment in the form of a new employment agreement, as further amended on February 1, 2021. Mr. Brenmiller currently receives a monthly base salary of NIS 37,000 (approximately $12,300). Mr. Brenmiller was provided with a company car. Mr. Brenmiller’s monthly costs (including base salary, social benefits, and car expenses) total approximately NIS 65,000 (approximately $20,900). Mr. Brenmiller’s employment agreement includes an annual bonus. However, such annual bonus has been cancelled. Pursuant to the employment agreement, we may terminate the employment agreement by providing six months’ prior written notice. On February 9, 2022, pursuant to the board of directors’ and the general assembly approval, Mr. Brenmiller has also received 150,000 options, which vest in three equal bunches over a period of three years. Each option is exercisable into one Ordinary Share, with the following exercise prices: the first bunch is exercisable at NIS 40 (approximately $12.44) per ordinary share; the second bunch is exercisable at NIS 60 (approximately $18.66) per ordinary share; and the third bunch is exercisable at NIS 80 (approximately $24.88) per ordinary share. Conversion rates are based on the exchange rate on February 9, 2022 when approved.

Advisory Agreement with Ofir Zimmerman as Chief Financial Officer

On July 29, 2020, we entered into an advisory agreement with Mr. Zimmerman to act as our Chief Financial Officer. Previous to this agreement, Mr. Zimmerman served from January 1, 2019, as a financial advisor to the Company. In February 2022, the board of directors approved an increase of the employees' salary costs, out of which Mr. Zimmerman monthly advisory cost (including car cost) will increase from NIS 60,000 (approximately $19,292) to NIS 73,329 (approximately $23,578) effective from January 2022. Mr. Zimmerman has also received 95,000 vested and unvested non-negotiable options. Pursuant to the advisory agreement, we may terminate the advisory agreement by providing two months’ prior written notice.

Employment Agreement with Doron Brenmiller as Chief Business Officer

In 2012, we entered into an employment agreement with Mr. Brenmiller to act as Executive Vice President. On June 1, 2017, the two parties updated the terms of employment in the form of a new employment agreement. On February 9, 2022, pursuant to board of directors' approval, the general assembly approved updates to Mr. Brenmiller terms of employment. Mr. Brenmiller's monthly base salary increased from NIS 40,000 (approximately $12,861) to NIS 55,000 (approximately $17,685) effective February 2022. Mr. Brenmiller is entitled to a company car. Mr. Brenmiller’s monthly costs during 2021 (including base salary, social benefits, and car expenses) totaled approximately NIS 56,000 (approximately $18,006). Pursuant to the February 9, 2022 board approval, Mr. Brenmiller’s terms of employment were updated so that his current monthly costs (including base salary, social benefits, and car expenses) totaled approximately NIS 73,000 (approximately $23,470). Mr. Brenmiller’s employment agreement includes an annual bonus. However, such annual bonus has been cancelled. Pursuant to the employment agreement, we may terminate the employment agreement by providing six months’ prior written notice. On January 16, 2022, our board of directors approved a restructuring wherein Mr. Brenmiller’s title was changed to Chief Business Officer. On February 9, 2022, pursuant to the board of directors’ and the general assembly approval, Mr. Brenmiller has also received 75,000 options, which vest in three equal bunches over a period of three years. Each option is exercisable into one Ordinary Share, with the following exercise prices: the first bunch is exercisable at NIS 40 (approximately $12.44) per ordinary share; the second bunch is exercisable at NIS 60 (approximately $18.66) per ordinary share; and the third bunch is exercisable at NIS 80 (approximately $24.88) per ordinary share. Conversion rates are based on the exchange rate on February 9, 2022 when approved.

Employment Agreement with Nir Brenmiller Chief Operating Officer

In 2012, we entered into an employment agreement with Mr. Brenmiller to act as Executive Vice President. On June 1, 2017, the two parties updated the terms of employment. On February 9, 2022, pursuant to board of directors' approval, the general assembly approved updating Mr. Brenmiller terms of employment. Mr. Brenmiller's monthly base salary increased from NIS 40,000 (approximately $12,861) to NIS 55,000 (approximately $17,685) effective February 2022. Mr. Brenmiller is entitled to a company car. Mr. Brenmiller’s monthly costs during 2021 (including base salary, social benefits, and car expenses) totaled approximately NIS 56,000 (approximately $18,006). Pursuant to the February 9, 2022 board approval, Mr. Brenmiller's terms of employment were updated so that his current monthly costs (including base salary, social benefits, and car expenses) totaled approximately NIS 73,000 (approximately $23,470). Mr. Brenmiller’s employment agreement includes an annual bonus. However, such annual bonus has been cancelled. Pursuant to the employment agreement, we may terminate the employment agreement by providing six months’ prior written notice. On January 16, 2022, our board of directors approved a restructuring wherein Mr. Brenmiller’s title was changed to Chief Business Officer. On February 9, 2022, pursuant to the board of directors’ and the general assembly approval, Mr. Brenmiller has also received 75,000 options, which vest in three equal bunches over a period of three years. Each option is exercisable into one Ordinary Share, with the following exercise prices: the first bunch is exercisable at NIS 40 (approximately $12.44) per ordinary share; the second bunch is exercisable at NIS 60 (approximately $18.66) per ordinary share; and the third bunch is exercisable at NIS 80 (approximately $24.88) per ordinary share. Conversion rates are based on the exchange rate on February 9, 2022 when approved.

Employment Agreement with Rami Ezer as Chief Technology Officer

On September 11, 2012, we entered into an employment agreement with Mr. Ezer to act as chief engineering officer. In February 2022, the board of directors approved an increase of the employees' salary costs, out of which Mr. Ezer monthly base salary increased from NIS 43,250 (approximately $13,906) to NIS 50,250 (approximately $16,158). Mr. Ezer is entitled to a company car, cellular phone, education fund (and other social benefits). Mr. Ezer has also received 135,000 vested and unvested non-negotiable warrants. Mr. Ezer’s monthly costs during 2021 (including base salary, social benefits, and car expenses) totaled approximately NIS 59,000 (approximately $18,970), and starting January 2022, pursuant to a retroactive salary increase approved by the board of directors, will total approximately NIS 73,300 (approximately $23,570). Pursuant to the employment agreement, we may terminate the employment agreement by providing three months’ prior written notice. On January 16, 2022, our board of directors approved a restructuring wherein Mr. Ezer’s title was changed to Chief Technology Officer, but the terms of his employment with us are still subject to the September 11, 2012 agreement.

Employment Agreement with Avi Sasson as Executive Vice President – Operation

On March 15, 2012, we entered into an employment agreement with Mr. Sasson to act as chief operating officer. In February 2022, the board of directors approved an increase of the employees' salary costs, out of which Mr. Sasson monthly base salary increased from NIS 45,650 (approximately $14,070) to NIS 50,250 (approximately $14,680). Mr. Sasson is entitled to a company car, cellular phone, education fund (and other social benefits). Mr. Sasson has also received vested and unvested non-negotiable warrants. Mr. Sasson’s monthly costs during 2021 (including base salary, social benefits, and car expenses totaled approximately NIS 56,000 (approximately $18,006) and starting January 2022, pursuant the salary increase approved by the board of directors, will total approximately NIS 62,100 (approximately 19,970). Pursuant to the employment agreement, we may terminate the employment agreement by providing six months’ prior written notice. On January 16, 2022, our board of directors approved a restructuring wherein Mr. Sasson’s title was changed to Executive Vice President – Operations, but the terms of his employment with us are still subject to the March 15, 2012 agreement, as amended by the February 2022 amendment.

For a description of the terms of our options and option plans (see “Management—Equity Incentive Plan” below).

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with the Company. Our directors collectively earned approximately NIS 179,000 (approximately $57,500) for their services as directors in the year ended December 31, 2021.

Differences between the Companies Law and Nasdaq Requirements

Companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on Nasdaq, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as the composition and responsibilities of the audit committee and the compensation committee (subject to certain exceptions that we intend to utilize), and a requirement to have an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the rules of The Nasdaq Stock Market and other applicable provisions of U.S. securities laws to which we will become subject (as a foreign private issuer) upon the closing of this offering and the listing of our Ordinary Shares on Nasdaq. Under the Nasdaq Stock Market Rules, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the Nasdaq Rules, except for certain matters including the composition and responsibilities of the audit committee.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of two or more shareholders holding at least two (2) shareholders, in person or by proxy, holding at least 25% of the voting rights in the aggregate within half an hour from the time set for opening the meeting in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of at least one shareholder present in person or by proxy holding at least 25% of the voting rights in the aggregate within half an hour from the time set for opening the meeting. If at the deferred meeting there is no quorum half an hour after the time determined for the meeting, then the deferred meeting will take place with any number of participants.

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors, our directors are elected by an annual or special meeting of our shareholders (i) to hold office until the next annual meeting following his or her election or (ii) for a three-year term, as described below under “Management—Board Practices—External Directors.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Israeli law and our articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our officeholder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Management—Approval of Related Party Transactions under Israeli Law” for additional information).

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under Nasdaq Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Management—Board Practices—External Directors.” We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our audit committee are “independent directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●

Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i)  acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required unless the transaction meets certain reliefs in accordance with the Companies Regulations, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval and (iv) approval of dual office as chairman of the board of directors and chief executive officer. In addition, under the Companies Law, a merger requires the approval of the shareholders of each of the merging companies.

We have opted out of the requirement for shareholder approval of stock option plans and other equity-based compensation arrangements as set forth in Nasdaq Rule 5635. Nevertheless, as required under the Companies Law, shareholder voting procedures are followed for the approval of equity-based compensation of certain officeholders or employees, such as our Chief Executive Officer and members of our board of directors. Equity-based compensation arrangements with other officeholders are approved by our Compensation Committee and our board of directors, provided they are consistent with our Compensation Policy, and in special circumstances in deviation therefrom, taking into account certain considerations as set forth in the Companies Law.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules (see “Management—Approval of Related Party Transactions under Israeli Law” for additional information).

●	Compensation Committee Charter. We have opted out of the requirement to adopt and file a compensation committee charter as set forth in Nasdaq Rule 5605(d)(1). Instead, our Compensation Committee conducts itself in accordance with provisions governing the establishment (but not the composition) and the responsibilities of a compensation committee as set forth in the Companies Law and as further stipulated in our Compensation Policy.

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

Board Practices

Introduction

Our board of directors presently consists of seven members, including two external directors required to be appointed under the Companies Law. We believe that Eitan Machover, Nava Swersky Sofer and Ziv Dekel are “independent” for purposes of the Nasdaq Stock Market rules.

Under the Company’s Articles of Association, the board of directors is to consist of not less than three (3) and not more than ten (10) directors.

Our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or executive management. Our Chief Executive Officer is responsible for our day-to-day management and has individual responsibilities established by our board of directors. The Chief Executive Officer is appointed by and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him.

All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Each director, except external directors, will hold office until the next annual general meeting of our shareholders following his or her appointment, or until he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our articles of association.

In addition, under certain circumstances, our articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law (see “Management—Board Practices—External Directors” below).

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may propose to add to the agenda of a general meeting a nomination of a director. However, any such shareholder may make such a request for nomination only if a notice of such shareholder’s intent to make such nomination has been given to our board of directors in accordance with the regulations promulgated under the Companies law. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of the Company who are required to have accounting and financial expertise is three.

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer. Our Chief Executive Officer currently serves as Chairman of the board of directors and such a dual role requires a shareholder approval by a special majority. We intend to convene a general meeting of shareholders until the end of January 2022 for approving the dual office of Avraham Brenmiller as Chairman of our board of directors and Chief Executive Officers for a period of 36 months as of February 2022.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Notwithstanding the foregoing and subject to the provisions of the Companies Law, the Board may, at any time, amend, restate or cancel the delegation of any of its powers to any of its committees. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee and compensation committee are described below.

Minutes of the Board meetings are recorded and kept at our offices.

The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

The quorum for starting a meeting of the board of directors is half the members of the board of directors holding office at the time of the meeting. The board of directors may demand that another quorum will be determined for starting a meeting of the board of directors. Resolutions of the board of directors are adopted by a majority of the directors present and voting at the meeting, without taking into account the votes of abstainers.

According to the Companies Law, a person who does not possess the skills required and the ability to devote the appropriate time to the performance of the office of director in a company, taking into consideration, among other things, the special requirements and size of that company, shall neither be appointed as a director nor serve as a director in a public company. A public company shall not convene a general meeting the agenda of which includes the appointment of a director, and a director shall not be appointed unless the candidate has submitted a declaration that he or she possesses the skills required and the ability to devote the appropriate time to the performance of the office of director in the company, that sets forth the aforementioned skills and further states that the limitations set forth in the Companies Law regarding the appointment of a director do not apply in respect of such candidate.

A director who ceases to possess any qualification required under the Companies Law for holding the office of director or who becomes subject to any ground for termination of his/her office must inform the company immediately and his/her office shall terminate upon such notice.

External Directors

 Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. As of the date hereof, our external directors are Ms. Nava Swersky Sofer and Mr. Eitan Machover.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the Nasdaq Stock Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that Messrs. Doron Brenmiller, Nir Brenmiller, Ziv Dekel, and Eitan Machover have accounting and financial expertise.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business – accounting matters and financial statements, such that he or she is able to understand the financial statements of the company in depth and initiate a discussion about the manner in which financial data is presented. A director is deemed to have “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in one of the said fields or in certain senior positions.

External directors are elected by a majority vote at a shareholders’ meeting, as long as either:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

●	the total number of shares voted against the election of the external director, does not exceed 2% of the aggregate voting rights of the company.

The term “control” is defined in the Companies Law as the ability to direct the activities of the company, other than by virtue of being an officeholder. A shareholder is presumed to be a controlling shareholder if the shareholder “holds” (within the meaning of the Companies Law) 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. With respect to certain matters (for example interested party transactions), a controlling shareholder is deemed to include a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company.

The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

(1)	his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee as described below;

(2)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above); or

(3)	the external director offered his or her service for each such additional term and was approved in accordance with the provisions of section (1) above.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirmed that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subordinate, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as an external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, with a holder of 5% or more of the issued share capital or voting power in the company or with the most senior financial officer.

The term “relative” is defined under the Companies Law as a spouse, sibling, parent, grandparent or descendant; spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons.

Under the Companies Law, the term “affiliation” and the similar types of disqualifying relationships include (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);

●	control; and

●	service as an officeholder, excluding service as a director in a private company prior to the initial public offering of its shares, if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “officeholder” is defined under the Companies Law as a general manager/chief executive officer, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, a director and any other manager directly subordinate to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage, other than for his or her service as an external director as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an officeholder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and one year with respect to other relatives of the former external director.

External directors may be removed only by a special general meeting of shareholders called by the board of directors after the board has determined the occurrence of circumstances allow such dismissal, at the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the Company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

External directors may be compensated only in accordance with regulations adopted under the Companies Law.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of a company may not be appointed as an external director of another company if at the same time a director of such other company is acting as an external director of the first company.

Under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including Nasdaq, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. As of the date of this prospectus, the Company has a controlling shareholder and therefore cannot use such exemptions.

In October 2020, the general meeting of shareholders approved the re-appointment of Mr. Eitan Machover as an external director for a three-year period as of October 16, 2020. In June 2019, the general meeting of shareholders approved the appointment of Ms. Nava Swersky Sofer as an external director for a three-year period as of June 16, 2019.

Independent Directors Under the Companies Law

An “independent director” is either an external director or a director who meets the same non-affiliation criteria as an external director (except for (i) the requirement that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications), as determined by the audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

 Regulations promulgated pursuant to the Companies Law provide that a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including Nasdaq, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; (ii) he or she has been approved as such by the audit committee; and (iii) his or her remuneration shall be in accordance with the Companies Law and the regulations promulgated thereunder. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Furthermore, pursuant to these regulations, such company may reappoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, if each of the audit committee and the board of directors determine, in that order, that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the reappointment for an additional term is in the company’s best interest.

Alternate Directors

Our Articles of Association provide that any director may appoint as an alternate director, by written notice to us, any individual who is qualified to serve as director and who is not then serving as a director or alternate director for any other director. An alternate director has all of the rights and obligations of a director, excluding the right to appoint an alternate for himself. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. Currently, no alternate directors serve on our Board.

Committees of the Board of Directors

Our board of directors has established two standing committees, the audit committee and the compensation committee.

Audit Committee

Under the Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, a majority of the members of the audit committee of a publicly-traded company must be independent directors under the Companies Law. Our audit committee is comprised of Ms. Nava Swersky Sofer, Mr. Eitan Machover and Mr. Ziv Dekel.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of the Company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an officeholder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Management—Approval of Related Party Transactions under Israeli law”);

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vi)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Management—Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law, including at least one external director.

Our board of directors intends to adopt an audit committee charter to be effective upon the listing of our Ordinary Shares on Nasdaq setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

●	oversight of our independent registered public accounting firm and recommending the engagement, compensation, or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;

●	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor, and reviewing the effectiveness of our system of internal control over financial reporting;

●	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and

●	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities’ findings, receiving reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommending to our board of directors if so required.

Nasdaq Stock Market Requirements for Audit Committee

Under the Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate, and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee currently include Ms. Nava Swersky Sofer and Mr. Eitan Machover, who are external directors, and Mr. Ziv Dekel, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Ms. Nava Swersky Sofer serves as the Chairperson of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (i) who may not be a member of the committee; and (ii) who may not be present during committee deliberations as described above.

Our compensation committee consists of Mr. Eitan Machover, Ms. Nava Swersky Sofer, and Mr. Ziv Dekel. The Chairperson of our compensation committee is Ms. Nava Swersky Sofer. The Chairperson of our compensation committee is Ms. Nava Swersky Sofer. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our articles of association, on all aspects referring to its independence, authorities, and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

 Our compensation committee is responsible for, inter alia:

(a) reviewing and making recommendations to the board of directors with respect to the approval of the compensation policy with respect to the terms of office and employment of officeholders and (please see below for details on compensation policy under Israeli law);

(b) periodically reviewing the implementation of the compensation policy and providing the board of directors with recommendations with respect to any amendments or updates thereto;

(c) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of officeholders;

(d) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval because such approval would preclude the engagement with such candidate, provided that such transaction is consistent with the compensation policy;

(e) overriding a determination of the shareholders in relation to certain compensation-related issues, subject to the approval of the board of directors and under special circumstances, such as, the approval of our compensation policy, after such compensation policy was reconsidered by the committee and on the basis of detailed reasons, the committee and thereafter the board of directors determined that the adoption of the compensation policy is in the best interests of the Company despite the objection of the general meeting;

Compensation Policy

Under the Companies Law, a compensation policy with respect to with respect to the terms of office and employment of officeholders must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority (see “Management—Board Practices—Approval of Related Party Transactions under Israeli law”). Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including the advancement of the company’s objectives, the company’s business, and its long-term strategy, and the creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size, and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise, and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms of service of an officeholder and the average median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals, and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	with the exception of officeholders who report directly to the chief executive officer, the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of its grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

Our compensation policy is designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers while considering the risks that our activities involve, our size, the nature and scope of our activities, and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities, and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses (including annual and one-time bonus) are limited to a maximum amount. In addition, our compensation policy provides for a recommended maximum ratio between the total variable (cash bonuses and equity-based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. Our Chief Executive Officer will be entitled to recommend performance objectives to such executive officers, and such performance objectives will be approved by our compensation committee (and if required by law, by our board of directors).

The performance measurable objectives of our Chief Executive Officer will be determined annually by our compensation committee and board of directors. A less significant portion of Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of the Chief Executive Officer’s respective overall performance by the compensation committee and the board of directors and require shareholder approval for such payment in the event the Chief Executive Officer is also a controlling shareholder of the company.

The equity-based compensation under our compensation policy for our executive officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based compensation such as RSU or RU in accordance with our equity plan then in place. Share options granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

Our compensation policy also provides for compensation to the members of our board of directors either: (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time; or (ii) in accordance with the amounts determined in our compensation policy.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. Our internal auditor is Haim Laham. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or officeholder, or a relative of any interested party or officeholder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not an interested party in the Company and not our employee.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors, and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. According to the regulations, directors who are being compensated in accordance with such regulations are generally entitled to an annual fee, a participation fee for board or committee meetings and reimbursement of travel expenses for participation in a meeting which is held outside of the director’s place of residence. The minimum, fixed and maximum amounts of the annual and participation fees are set forth in the regulations and are based on the classification of the Company according to the size of its capital. Remuneration of a director who is compensated in accordance with the regulations, in an amount which is less than the fixed annual fee or the fixed participation fee, requires the approval of the compensation committee, the board of directors and the shareholders (in that order). A company may compensate a director (who is compensated in accordance with the regulations) in shares or rights to purchase shares, in addition to the annual and the participation fees, and the reimbursement of expenses, subject to certain limitations set forth in the regulations. Additionally, according to the regulations, shareholders’ approval for directors’ compensation and employment arrangements is not required if both the compensation committee and the board of directors resolve that either (i) the directors’ compensation and employment arrangements are solely for the benefit of the company or (ii) the remuneration to be paid to any such director does not exceed the maximum amounts set forth in the regulations. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

Fiduciary Duties of Officeholders

The Companies Law imposes a duty of care and a duty of loyalty on all officeholders of a company.

The duty of care requires an officeholder to act with the level of care with which a reasonable officeholder in the same position would have acted under the same circumstances. The duty of care of an officeholder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an officeholder requires an officeholder to act in good faith and for the benefit of the company and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the officeholder has received due to his position as an officeholder.

Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the officeholder’s fiduciary duty, provided that the officeholder acted in good faith, neither the act nor its approval harms the company, and the officeholder discloses his, her or its personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.

Insurance

Under the Companies Law, a company may obtain insurance for any of its officeholders against the following liabilities incurred due to acts he or she performed as an officeholder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the officeholder;

●	a breach of his or her duty of loyalty to the company provided that the officeholder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests;

●	a financial liability imposed upon him or her in favor of another person; and

●	any other event, occurrence or circumstance in respect of which it may lawfully insure an officeholder.

Without derogating from the aforementioned, subject to the provisions of the Companies Law and the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, we may also enter into a contract to ensure an officeholder, in respect of expenses, including reasonable litigation expenses and legal fees, incurred by an officeholder in relation to an administrative proceeding instituted against such officeholder or payment required to be made to an injured party, pursuant to certain provisions of the Israeli Securities Law.

We currently have directors’ and officers’ liability insurance, providing total coverage of $5 million per occurrence and in the aggregate for all loss arising out of all claims made against all insured’s under all insurance covers for our listing on TASE and Nasdaq.

Indemnification

The Companies Law and the Israeli Securities Law provide that a company may indemnify an officeholder against the following liabilities and expenses incurred for acts performed by him or her as an officeholder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an officeholder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the officeholder (i) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (a) no indictment (as defined in the Companies Law) was filed against such officeholder as a result of such investigation or proceeding; and (b) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (ii) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the officeholder or imposed on him or her by a court: (i) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (ii) in criminal proceedings of which he or she was acquitted; or (iii) as a result of a conviction for a crime that does not require proof of criminal intent;

●	expenses incurred by an officeholder in connection with an Administrative Procedure under the Israeli Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees or payment required to be made to an injured party, pursuant to certain provisions of the Israeli Securities Law. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Israeli Securities Law; and

●	any other liability or expense for which it is permitted and/or will be permitted to indemnify an officeholder.

The Companies Law also permits a company to undertake in advance to indemnify an officeholder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

Under the Companies Law, exculpation, indemnification, and insurance of officeholders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of officeholders does not require shareholder approval and may be approved by only the compensation committee if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Indemnification letters, covering indemnification and insurance of those liabilities imposed under the Companies Law and the Israeli Securities Law, as discussed above, were granted to each of our officeholders and were approved for any future officeholders.

The maximum indemnification amount set forth in such letters to all of our officeholders is limited to an amount equal to the higher of $ 5,000,000 and 25% of our total shareholders’ equity, neutralizing a provision made for such indemnification, as reflected in our most recent financial statements (annual or quarterly) prior to the date on which the indemnity payment is made. The maximum amount set forth in such letters is in addition to any amount paid (if paid) under insurance and/or by a third party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and officeholders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an officeholder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an officeholder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association provide that we may exculpate, in whole or in part, any officeholder from liability to us for damages caused to the company as a result of a breach of his or her duty of care. Subject to the aforesaid limitations, under the indemnification agreements, we exculpate and release our officeholders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Exculpation letters were granted to each of our officeholders and were approved for any future officeholders.

Limitations

The Companies Law provides that we may not exculpate or indemnify an officeholder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the officeholder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the officeholder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the officeholder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) an act committed with the intention of making a personal profit unlawfully; or (4) any fine, monetary sanction, penalty or forfeit levied against the officeholder.

Under the Companies Law, exculpation, indemnification and insurance of officeholders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain officeholders or under certain circumstances, also by the shareholders.

Our articles of association permit us to exculpate (subject to the aforesaid limitation), indemnify and insure our officeholders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our articles of association, which are exhibits to this registration statement of which this prospectus forms a part, and are incorporated herein by reference.

There are no service contracts between us or any of our subsidiaries, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an officeholder from which the officeholder would otherwise have to refrain, as described above, if:

●	the officeholder acts in good faith and the act or its approval does not cause harm to the company; and

●	the officeholder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Officeholder

The Companies Law requires that an officeholder discloses to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company, including without limitations, any material document or fact regarding such transaction. If the transaction is an extraordinary transaction, the officeholder must also disclose any personal interest held by:

●	the officeholder’s relatives; or

●	any corporation in which the officeholder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

An officeholder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business; or

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our officeholders to make such disclosures to our board of directors.

 Under the Companies Law, once an officeholder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an officeholder, or a third party in which an officeholder has a personal interest unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an officeholder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting unless the chairman of the audit committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. A director who has a personal interest in a transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an officeholder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement and compensation of a controlling shareholder or a controlling shareholder’s relative, whether as an officeholder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements or a Special Majority:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer-term, provided that the audit committee determines that such longer-term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to indicate such personal interest will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an officeholder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint 50% or more of the directors of the company or its general manager. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

In accordance with the regulations promulgated under the Companies Law, certain defined types of extraordinary transactions between a public company and its controlling shareholder(s) are exempt from the shareholder approval requirements.

The approval of the audit committee, followed by the approval of the board of directors and the shareholders, is required to effect a private placement of securities, in which either: (i) 20% or more of the company’s outstanding share capital prior to the placement is offered, and the payment for which (in whole or in part) is not in cash, in tradable securities registered in a stock exchange or not under market terms, and which will result in (a) an increase of the holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights; or (b) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights; or (ii) a person will become a controlling shareholder of the company.

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exculpate, an officeholder who is not a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exculpate is inconsistent with the company’s stated compensation policy, or if the said officeholder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a Special Majority requirement.

Directors. Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and unless exempted under the regulations promulgated under the Companies Law, the approval of the general meeting of our shareholders. Unless exempted under the regulations promulgated under the Companies Law, if the compensation of our directors is inconsistent with our stated compensation policy, then, provided that those provisions that must be included in the compensation policy according to the Companies Law have been considered by the compensation committee and board of directors, shareholder approval by a Special Majority will be required.

Executive officers other than the chief executive officer. The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) only if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders by a Special Majority. However, if the shareholders of the company do not approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision, including regarding the shareholders of the Company objection. In addition, the regulations promulgated under the Companies Law provide that non-material changes to the terms of office of officeholders who are subordinated to the company’s Chief Executive Officer will require only Chief Executive Officer approval, provided that the company’s compensation policy includes a reasonable range for such non-material changes.

Chief executive officer. Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders by a Special Majority. However, if the shareholders of the company do not approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committees and the board of directors provides detailed reasons for their decision. In addition, the compensation committee may exempt the engagement terms of a candidate to serve as the chief executive officer from shareholders’ approval, if the compensation committee determines that the compensation arrangement is consistent with the company’s stated compensation policy, that the chief executive officer did not have a prior business relationship with the company or a controlling shareholder of the company, and that subjecting the approval to a shareholder vote would impede the company’s ability to attain the candidate to serve as the company’s chief executive officer (and provide detailed reasons for the latter).

The approval of each of the compensation committee and the board of directors, with regard to the officeholders and directors above, must be in accordance with the company’s stated compensation policy; however, under special circumstances, the compensation committee and the board of directors may approve compensation terms of a chief executive officer that are inconsistent with the company’s compensation policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained by a Special Majority requirement.

Amendment of existing terms of office and employment of officeholders who are not directors, including chief executive officers, require the approval of the compensation committee only if the compensation committee determines that the amendment is not material.

In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy and that the chief executive officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. In the event that the chief executive officer candidate also serves as a member of the board of directors, his or her compensation terms as chief executive officer will be approved in accordance with the rules applicable to the approval of the compensation of directors.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his power in the company and to act in good faith and in an acceptable manner in exercising his rights and performing his obligations toward the company and other shareholders, including, among other things, in voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of officeholders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders. The remedies generally available upon a breach of contract will also apply to a breach of the above-mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an officeholder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Equity Incentive Plan

In 2013, our board of directors approved and adopted our 2013 global incentive option plan, designed to grant options exercisable to our shares. Our worldwide employees, directors, consultants and contractors are eligible to participate in this plan. Our board of directors shall have the power to administer the plan either directly or upon the recommendation of our compensation committee. Generally, options granted under this plan expire between five to ten years from the date of grant unless such shorter term of expiration is otherwise designated by the administrator. each option shall vest following the vesting dates and for the number of shares as shall be provided in the grant notification letter or award agreement In addition, our board of directors has sole discretion to determine, in the event of a transaction with another corporation, as defined in the plan, that each option shall either: (i) be substituted for an option to purchase securities of the other corporation; (ii) be assumed by the other corporation; or (iii) be cancelled.

On October 24, 2021, our board of directors extended the plan for a period of 10 years until December 31, 2031. The plan has been approved by the Israeli Tax Authority as required by applicable law. The following table presents information regarding option grants under the plan as of December 31, 2021, and give effect to the Reverse Split:

Cumulative Ordinary Shares Reserved for Option Grants	Reserved Shares Available for Outstanding Options	Options Outstanding	Weighted Average Exercise Price (based on exchange rate of 3.11 NIS/USD)
1,000,000	641,500	1,283,000	$4.03

The maximum number of Ordinary Shares available for issuance under the plan is 1,000,000. Our board of directors may increase or reduce the number of shares reserved and available for issuance under the plan in its discretion.

The following table presents certain option grant information concerning the distribution of options (granted under the Plan) among directors and employees of the Company as of December 31, 2021, and gives effect to the Reverse Split:

	Options Outstanding	Unvested Options
Directors and Senior Management:
Avi Sasson	135,000	69,500
Rami Ezer	135,000	69,500
Ofir Zimmerman	95,000	82,500
Ziv Dekel	50,000	-
All Other Grantees	868,000	593,375

Amendment of the plan

Subject to applicable law, our board of directors may amend the plan, provided that any action by our board of directors which will alter or impair the rights or obligations of an option holder requires the prior consent of that option holder.

BENEFICIAL OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of April 20, 2022 by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary shares issuable under share options or warrants that are exercisable within 60 days after April 20, 2022, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

As of April 20, 2022, there is one shareholder of record of our Ordinary Shares, which is located in Israel. The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all shareholders for a publicly-traded company such as ours which is listed on the TASE are recorded in the name of our Israeli share registrar, Mizrahi Tefahot Nominees Company Ltd.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of the Company at a subsequent date. Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o Brenmiller Energy Ltd., 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

The figures in the following table give effect to the Reverse Split.

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Avraham Brenmiller*(1)	4,984,878	36.37%
Rani Zim(2)	2,068,964	15.09%
Migdal Insurance and Financial Holdings Ltd.(3)	1,256,755	9.17%
Alpha Capital Anstalt(4)	835,155	6.09%
Y.D. More Investment Ltd.(5)	989,758	7.09%
Directors and senior management who are not 5% holders:
Ofir Zimmerman(6)	6,250	** %
Doron Brenmiller(7)*	6,818	** %
Nir Brenmiller(8)*	6,818	** %
Eitan Machover*	-	-
Rami Ezer(9)	32,750	** %
Avi Sasson(10)	33,475	** %
Nava Swersky Sofer*	-	-
Yoav Kaplan(11)*	127,156	** %
Ziv Dekel(12)*	31,786	** %
All directors and senior management as a group (10 persons)	5,229,931	38.11%

(1)	Includes 4,984,878 Ordinary Shares and does not include 150,000 Ordinary Shares issuable upon the exercise of options that are not exercisable within 60 days of April 20, 2022. Mr. Brenmiller alone has the voting and dispositive power over such Ordinary Shares and mailing address is 19 Habosem St., Ramat Hasharon, Israel 4704048.

(2)	Includes 2,068,964 Ordinary Shares held by Rani Zim Ltd. and Rani Zim Holdings Ltd. Mr. Rani Zim has the voting and dispositive power over such Ordinary Shares and mailing address is 9 Bareket St., Petah-Tikva, Israel 4951777.

(3)	Includes 1,256,755 Ordinary Shares. Midgal Insurance and Financial Holdings Ltd. is majority-owned by a wholly-owned subsidiary of Eliyhao 1959 Ltd. Mr. Shlomo Eliyhao holds 98% of managing shares of Eliyhao 1959 Ltd. The mailing address of Migdal Insurance and Financial Holdings Ltd.is 4 4 Efal St., Petah-Tikva, 4951104.

(4)	Includes 835,155 Ordinary Shares currently issued and outstanding. Mr. Konard Ackermann, Dr. Alexander Lins and Dr. Nicola Feuerstein have the voting and dispositive power over the shares held by Alpha Capital Anstalt. Alpha Capital Anstalt’s address is c/o LH Financial Services Corp., 510 Madison Ave, 14th Floor, New York, NY 10022.

(5)	Ordinary shares are held in the name of Y.D. More Investment Ltd., More Mutual Fund Management Ltd. and More Provident Funds Ltd. Includes 739,759 Ordinary Shares currently issued and outstanding and 249,999 Ordinary Shares issuable upon the exercise of 449,998 warrants. Y.D. More Investment Ltd. wholly owns More Mutual Fund Management Ltd. and holds 85% of the interests in More Provident Funds Ltd. Y.D. More Investment Ltd. is controlled by Eli Levy, Michael Meirov, Dotan Meirov and Yosef Meirov. Y.D. More Investment Ltd.’s address is 2 Ben Gurion Road, Ramat Gan, Israel.

(6)	Includes 12,500 options exercisable into 6,250 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of April 20, 2022 and does not include 41,250 Ordinary Shares issuable upon the exercise of 82,500 options that are not exercisable within 60 days of April 20, 2022. Mr. Zimmerman alone has the voting and dispositive power over such Ordinary Shares and mailing address is 5 Ben-Hur St., Petach Tikva, Israel.

(7)	Includes 6,818 Ordinary Shares and does not include 75,000 Ordinary Shares issuable upon the exercise of 75,000 options that are not exercisable within 60 days of April 20, 2022. Mr. Doron Brenmiller alone has the voting and dispositive power over such Ordinary Shares and mailing address is Pichman 11/11, Tel Aviv, Israel, 6902711.

(8)	Includes 6,818 Ordinary Shares and does not include 75,000 Ordinary Shares issuable upon the exercise of 75,000 options that are not exercisable within 60 days of April 20, 2022. Mr. Nir Brenmiller alone has the voting and dispositive power over such Ordinary Shares and mailing address is 13 Igal Mosinson St., Tel-Aviv, Israel.

(9)	Includes 65,500 options exercisable into 32,750 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of April 20, 2022 and does not include 34,750 Ordinary Shares issuable upon the exercise of 69,500 options that are not exercisable within 60 days of April 20, 2022. Mr. Ezer alone has the voting and dispositive power over such Ordinary Shares and mailing address is Shderot Hashoshanim St., 8, Ramat Gan, Israel.

(10)	Includes 725 Ordinary Shares currently issued and 65,500 options exercisable into 32,750 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of April 20, 2022 and does not include 34,750 Ordinary Shares issuable upon the exercise of 69,500 options that are not exercisable within 60 days of April 20, 2022. Mr. Sasson alone has the voting and dispositive power over such Ordinary Shares and mailing address is David Elazar St. 59, Modi’in Makabim-Re’ut, Israel.

(11)	Includes 127,156 Ordinary Shares. Mr. Kaplan alone has the voting and dispositive power over such Ordinary Shares and mailing address is 1 / Haalon St., Raanana, Israel.

(12)	Includes 6,786 Ordinary Shares currently issued and 50,000 options exercisable into 25,000 Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days of April 20, 2022. Mr. Dekel alone has the voting and dispositive power over such Ordinary Shares and mailing address is Yehuda Hanassi St. 36, Tel Aviv, Israel.

*	Indicates director of the Company.

**	Less than 1%.

Changes in Percentage Ownership by Major Shareholders

Since 2019, we have conducted multiple public and private offerings of our securities outside of the United States, in Israel. These securities offerings have resulted in certain changes to the percentage of our issued and outstanding share capital that is owned by our major shareholders.

On March 4, 2019, we closed a public offering in Israel of 1,777,600 Ordinary Shares (888,800 Ordinary Shares after giving effect to the Reverse Split). As a result of this offering, the holdings of Abraham Brenmiller, our chief executive officer and chairman of the board of directors, decreased from approximately 68.9% of our issued and outstanding share capital to 63.8% of our issued and outstanding share capital and the holdings of Migdal Insurance and Financial Holdings Ltd. decreased from approximately 16.7% of our issued and outstanding share capital to 14.7% of our issued and outstanding share capital.

On July 27, 2020 we closed a private placement offering of 3,960,423 Ordinary Shares (1,980,211 Ordinary Shares after the Reverse Split) issued to Rani Zim, in which our other major shareholders did not participate. Following the offering, Rani Zim held approximately 17.8% of our issued and outstanding share capital and the holdings of Avraham Brenmiller and Migdal Insurance and Financial Holdings Ltd. decreased to approximately 44.3% and 12.2% of our issued and outstanding share capital, respectively.

On February 10, 2021, we closed a private placement offering of 628,430 Ordinary Shares (314,215 Ordinary Shares after the Reverse Split) and on February 15, 2021 we closed a public offering of 600,500 Ordinary Shares in which Avraham Brenmiller, Migdal Insurance, Financial Holdings Ltd., and Rani Zim did not participate. As a result, the holdings of Abraham Brenmiller, Rani Zim and Migdal Insurance and Financial Holdings Ltd. decreased to approximately 41.4%, 16.8%, and 10.8% of our issued and outstanding share capital, respectively.

On December 29, 2021, we closed the first tranche of the Private Placement in which we offered 3,340,620 Ordinary Shares (1,670,310 Ordinary Shares after the Reverse Split) to the Private Placement Investors. As a result, More Provident Funds Ltd. and its affiliates held approximately 7.1% and Alpha Capital Anstalt held approximately 6.1% of our issued and outstanding share capital, respectively, and the holdings of Abraham Brenmiller, Rani Zim and Migdal Insurance and Financial Holdings Ltd. decreased to approximately 36.4%, 15.1% and 9.2% of our issued and outstanding share capital, respectively.

Record Holders

As of April 20, 2022, there is one shareholder of record of our Ordinary Shares, which is located in Israel. The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all shareholders for a publicly-traded company in Israel, such as ours, which is listed on the TASE, are recorded in the name of our Israeli share registrar, Mizrahi Tefahot Nominees Company Ltd.

The Company is not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to the Company which would result in a change in control of the Company at a subsequent date.

RELATED PARTY TRANSACTIONS

Employment Agreements

We have entered into written employment agreements with each of our executive officers. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information, and assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Certain members of our senior management may be eligible for bonuses each year. To the extent a member of management is entitled to a bonus, such bonuses are payable upon meeting objectives and targets that are set by our Chief Executive Officer and approved annually by our board of directors that also set the bonus targets for our Chief Executive Officer.

Indemnification Agreements and Exculpation Letters

We have entered into indemnification agreements and exculpation letters with all of our directors and with all members of our senior management. Each such indemnification agreement provides the officeholder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officer’s insurance. Each such exculpation letter provides that we may exculpate, in whole or in part, the relevant director or member of senior management from liability to us for damages caused to the Company as a result of a breach of his or her duty of care.

Employment Agreement with Doron Brenmiller

In 2012, we entered into an employment agreement with Mr. Doron Brenmiller, our Executive Vice President and director, which agreement was updated and renewed in June 2017 and again in February 2022. Mr. Doron Brenmiller is the son of Mr. Avraham Brenmiller, our Chief Executive Officer, Chairman of the board of directors and major shareholder. Mr. Doron Brenmiller’s monthly based salary is NIS 55,000 (approximately $17,600). See “Management—Compensation” for additional information.

Employment Agreement with Nir Brenmiller

In 2012, we entered into an employment agreement with Mr. Nir Brenmiller, our Executive Vice President and director, which agreement was updated and renewed in June 2017 and again in February 2022. Mr. Nir Brenmiller is the son of Mr. Avraham Brenmiller, our Chief Executive Officer, Chairman of the board of directors and major shareholder. Mr. Nir Brenmiller’s monthly based salary is NIS 55,000 (approximately $17,600). See “Management—Compensation” for additional information.

Shareholder Loan

Mr. Avraham Brenmiller, our Chief Executive Officer, Chairman of the board of directors, and major shareholder has provided certain non-interest bearing loans to us, as disclosed below.

In January and February 2019, Mr. Brenmiller provided loans to the Company in a total amount of NIS 2.5 million (approximately $0.7 million).

On August 13, 2019, Mr. Brenmiller provided an additional loan to the Company in an amount of NIS 0.6 million (approximately $0.2 million).

On February 21, 2021, the Company’s board of directors approved the repayment of the full amounts of the loans provided to the Company by Mr. Brenmiller in an overall amount of NIS 3.1 million (approximately $1 million). As of the date of this prospectus, the loans provided by Mr. Brenmiller have been repaid in full.

Mr. Rani Zim, one of our shareholders, controls several affiliated entities. On February 11, 2020, we entered into a loan agreement with one such entity, Rani Zim Shopping Centers Ltd., which provided that Rani Zim Shopping Centers Ltd. agreed to loan $0.9 million to the Company for a period of 165 days at an interest rate of 5%, which was linked to the Israeli Consumer Price Index. On July 26, 2020, the Company repaid the full loan amount and interest in the amount of approximately $17,000.

Options

Since our inception, we have granted options to purchase our Ordinary Shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions, as defined in our stock option plan or the stated compensation policy, as the case may be. We describe our option plans under “Management—Equity Incentive Plan.”

Rani Zim Sustainable Energy Ltd.

We also hold a 45% economic interest in Rani Zim Sustainable Energy Ltd., an Israeli company incorporated on January 4, 2022, which is coupled with a 45% voting and control interest and the right to nominate two out of the five total directors. Rani Zim Sustainable Energy Ltd., is jointly controlled by us and Rani Zim Holdings (Pty.) Ltd. (which is an entity wholly-owned by one of our shareholders, Rani Zim), and will engage in promoting and marketing energy solutions in Israel which partially will be based on our energy storage solution. Rani Zim and Yoav Kaplan, one of our directors, hold 45% and 5% interests, respectively, of Rani Zim Sustainable Energy Ltd. As part of the Founders’ Agreement, the parties have agreed to invest an aggregate of NIS 1 million (approximately $321 thousand) in Rani Zim Sustainable Energy Ltd. Pursuant to the Founders’ Agreement, we will invest NIS 470 thousand (approximately $150 thousand), half of which was transferred on January 31, 2022.

SELLING SHAREHOLDERS

The up to 3,340,620 Ordinary Shares being offered by the selling shareholders are the aggregate of Ordinary Shares previously issued to the selling shareholders in the First Closing of the Private Placement, Ordinary Shares issued to the selling shareholders in the Second Closing of the Private Placement and Ordinary Shares underlying Prefunded Warrants issued in Second Closing of the Private Placement. For additional information regarding the Private Placement, see “Prospectus Summary—Private Placement”. We are registering the Ordinary Shares in order to permit the selling shareholders to offer the Ordinary Shares for resale from time to time.

Other than the relationships described herein, to our knowledge, the selling shareholders have not had any material relationship with us within the past three years.

Any selling shareholders that are affiliates of broker-dealers and any participating broker-dealers would be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions or discounts given to any such selling shareholders or broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. To our knowledge, none of the selling shareholders listed below are broker-dealers or affiliates of broker-dealers.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the Ordinary Shares by each of the selling shareholders. The second column lists the number of Ordinary Shares beneficially owned by each selling shareholder, based on its ownership of the Ordinary Shares, as of May 23, 2022.

The third column lists the Ordinary Shares being offered by this prospectus by the selling shareholders.

In accordance with the terms of the Private Placement, this prospectus generally covers the resale of at least a number of Ordinary Shares issued in the Private Placement. Because the number of Ordinary Shares may be adjusted for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions, the number of Ordinary Shares that will actually be issued may be more or less than the number of Ordinary Shares being offered by this prospectus. The fourth column assumes the sale of all of the Ordinary Shares offered by the selling shareholders pursuant to this prospectus.

Name of Selling Shareholders	Ordinary Shares Beneficially Owned Prior to Offering(1)	Percentage of Existing Ordinary Shares Prior to Offering	Maximum Number of Ordinary Shares to be Sold Pursuant to this Prospectus		Ordinary Shares Owned Immediately After Sale of Maximum Number of Shares in this Offering	Percentage of Equity Capital Immediately After Sale of Maximum Number of Shares in this Offering(2)
Alpha Capital Anstalt	835,155	6.09%	1,670,310	(3)	0	-
Clover Alpha L.P.	63,000	* %	167,031	(4)	7,323	*
Clover Wolf Capital Limited Partnership	0	-%	278,385	(5)	0	-
Y.D. More Investment Ltd.	989,758	7.09%	890,832	(7)	544,342	3.29%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Ordinary shares subject to options or warrants currently exercisable, or exercisable within 60 days of May 23, 2022, are counted as outstanding for computing the percentage of the selling shareholder holding such options or warrants but are not counted as outstanding for computing the percentage of any other selling shareholder.

(2)	The applicable percentage of beneficial ownership is based on 15,430,234 Ordinary Shares that will be issued and outstanding immediately after this offering, which includes 1,517,655 Ordinary Shares issued and outstanding in connection with the Second Closing, 152,655 Ordinary Shares issuable upon the exercise of Prefunded Warrants, which were issued in connection with the Second Closing, and 53,596 Ordinary Shares issuable upon the exercise of 107,192 non-marketable options to a third party as part of a transaction fee in connection with the Private Placement. The percentages in the table give effect to the 9.99% Beneficial Ownership Limitation (so that any issuance of the 152,655 Ordinary Shares is subject to and limited by the 9.99% Beneficial Ownership Limitation).

(3)	Includes 835,155 Ordinary Shares currently issued and outstanding, 682,500 Ordinary Shares issued upon the Second Closing and 152,655 Prefunded Warrants issued upon the Second Closing and thereafter issuable into Ordinary Shares upon the exercise of Prefunded Warrants. Mr. Konard Ackermann, Dr. Alexander Lins and Dr. Nicola Feuerstein have the voting and dispositive power over the shares held by Alpha Capital Anstalt. Alpha Capital Anstalt’s address is c/o LH Financial Services Corp., 510 Madison Ave, 14th Floor, New York, NY 10022. The amount in the table give effect to the 9.99% Beneficial Ownership Limitation (so that any issuance of the 152,655 Ordinary Shares is subject to and limited by the 9.99% Beneficial Ownership Limitation).

(4)	Includes 55,677 Ordinary Shares currently issued and outstanding, 55,677 Ordinary Shares issued upon the Second Closing and an additional 55,677 Ordinary Shares acquired from its affiliate Clover Wolf Capital Limited Partnership in May 2022. Ms. Adi Wolf has the voting and dispositive power over the shares held by Clover Alpha L.P. The mailing address of Ms. Adi Wolf is 24 Bodenheimer, Tel Aviv 6200838, Israel.

(5)	Includes 278,385 Ordinary Shares issued upon the Second Closing. On May 17, 2022, Clover Wolf Capital Limited Partnership sold 334,062 Ordinary Shares that were issued and acquired in the First Closing to two third parties in privately negotiated transactions. Ms. Adi Wolf has the voting and dispositive power over the shares held by Clover Wolf Capital Limited Partnership. The mailing address of Ms. Adi Wolf is 24 Bodenheimer, Tel Aviv 6200838, Israel.

(6)	Ordinary shares are held in the name of Y.D. More Investments Ltd., More Mutual Fund Management Ltd. and More Provident Funds Ltd, or together More, however, only those Ordinary Shares held in the name of More Provident Funds Ltd. may be sold pursuant to this Offering. Prior to the Private Placement, More held 294,343 Ordinary Shares and 499,998 warrants, immediately exercisable to 249,999 Ordinary Shares. After the First Closing, More held 989,758 Ordinary Shares. In this Offering, More is selling only the Ordinary Shares held in the name of More Provident Funds Ltd. acquired in the First Closing (445,416 Ordinary Shares) and 445,416 Ordinary Shares issued to it in the Second Closing. Assuming the maximum sale of shares in this Offering, More will hold a balance of 544,342 Ordinary Shares. Y.D. More Investments Ltd. wholly owns More Mutual Fund Management Ltd. and holds 85% of the interests in More Provident Funds Ltd. Y.D. More Investments Ltd. is controlled by Eli Levy, Michael Meirov, Dotan Meirov and Yosef Meirov. Y.D. More Investments Ltd.’s address is 2 Ben Gurion Road, Ramat Gan, Israel.

PLAN OF DISTRIBUTION

We are registering the Ordinary Shares previously issued, to permit the resale of these Ordinary Shares by the holders of these securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the Ordinary Shares. Unlike an initial public offering, any resale by the selling shareholders of the Ordinary Shares is not being underwritten by any investment bank. We will bear all fees and expenses incident to our obligation to register the Ordinary Shares.

The selling shareholders may sell all or a portion of the Ordinary Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Ordinary Shares are sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Ordinary Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions other than on these exchanges or systems or the over-the-counter market;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	sales pursuant to Rule 144 under the Securities Act;

●	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

If the selling shareholders affect such transactions by selling Ordinary Shares to or through underwriters, broker-dealers, or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the Ordinary Shares for whom they may act as an agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).

The selling shareholders may pledge or grant a security interest in some or all of the Ordinary Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Ordinary Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling shareholders also may transfer and donate the Ordinary Shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. The selling shareholders and any broker-dealer participating in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Ordinary Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the Ordinary Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states, the Ordinary Shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the Ordinary Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the Ordinary Shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the Ordinary Shares and the ability of any person or entity to engage in market-making activities with respect to the Ordinary Shares.

We will pay all expenses of the registration of the Ordinary Shares pursuant to the Private Placement, estimated to be $548,604 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions if any. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the Private Placement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the related Private Placement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the Ordinary Shares will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF SHARE CAPITAL AND GOVERNING DOCUMENTS

General

As of April 20, 2022, our authorized share capital consisted of 50,000,000 Ordinary Shares, of which 13,706,328 Ordinary Shares were issued and outstanding. All of our outstanding Ordinary Shares have been, or at the time of the Second Closing, will be, validly issued, fully paid, and non-assessable. Our Ordinary Shares are not redeemable and are not subject to any preemptive right.

Our registration number with the Israeli Registrar of Companies is 514720374.

Ordinary Shares

In the last three years, we have issued an aggregate of 6,818,087 Ordinary Shares in several public offerings outside the United States, rights offerings and exercise of employees’ stock options for aggregate net proceeds of $21,433 thousand (in each case based on the exchange rate of the NIS and dollar applicable on the day of the closing of the respective transaction) thousand.

Options

In the last three years, we have granted options to purchase an aggregate of 921,014 Ordinary Shares to officers, service providers, beneficial owner and employees with exercise prices ranging from NIS 0.60 to NIS 80 (approximately $0.2 to $25) per share, out of which, a total of 183,232 options (exercisable into 91,616 Ordinary Shares) were exercised in the last three years.

Warrants

In the last three years, we have granted warrants to purchase an aggregate of 834,999 Ordinary Shares to investors with exercise prices ranging from NIS 18 to NIS 70 (approximately $6 to $22) per share. A total of 1,669,998 warrants (exercisable into 834,999 Ordinary Shares) were exercised in the last three years.

Our Articles of Association

Purposes and Objects of the Company

Our purpose is set forth in Article 4 of our articles of association and includes every lawful purpose.

The Powers of the Directors

Our board of directors shall direct our policy and shall supervise the performance of our Chief Executive Officer and his actions. Our board of directors may exercise all powers that are not required under the Companies Law or under our articles of association to be exercised or taken by our shareholders.

Rights Attached to Shares

Each ordinary share in the Company’s share capital has equal rights, for all intents and purposes, to every other ordinary share, including the right to dividends, bonus shares and a share of the division of the company’s surplus assets upon liquidation, without taking into account any premium that was paid for it, all of which subject to the provisions of the article of association.

Each of the Ordinary Shares entitles its owner to the right to participate in the general meeting of the company and to one vote on a resolution.

Election of Directors

Pursuant to our articles of association, our directors are elected at an annual general meeting and/or a special meeting of our shareholders and serve on the board of directors until the next annual general meeting (except for external directors) or until they resign or until they cease to act as board members pursuant to the provisions of our articles of association or any applicable law, upon the earlier. Pursuant to the Companies Law, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, our articles of association allow our board of directors to appoint directors to fill vacancies and/or as an addition to the board of directors (subject to the maximum number of directors) to serve until the next annual general meeting. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. (see “Management—Board Practices—External Directors”).

Annual and Special Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our board of directors, that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our board of directors may call special meetings whenever it sees fit and pursuant to the Companies Law, must convene a meeting upon the request of: (a) any two of our directors or such number of directors equal to one-quarter of the directors then in office; and/or (b) one or more shareholders holding, in the aggregate, (i) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (ii) 5% or more of our outstanding voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and forty days prior to the date of the meeting, as the case may be. Resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	the exercise of our board of directors’ powers by a general meeting if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management;

●	appointment or termination of our auditors;

●	appointment of directors, including external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law (mainly certain related party transactions) and any other applicable law;

●	increases or reductions of our authorized share capital;

●	a merger (as such term is defined in the Companies Law); and

●	dissolution of the Company by the court or by its shareholders (as such term is defined in the Companies Law).

Notices

The Companies Law, the regulations promulgated thereunder, and the governing terms of notice and publication of shareholder meetings of public companies require that a notice of any annual or special shareholders meeting be provided at least 14 or 21 days prior to the meeting, as the case may be, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with officeholders or interested or related parties, approval of the company’s general manager to serve as the chairman of the board of directors or approval of a merger, notice must be provided at least 35 days prior to the meeting.

Pursuant to the Articles of Association, we are not required to deliver or serve notice of a general meeting or of any adjournments thereof to any shareholder. However, subject to applicable law and stock exchange rules and regulations, we will publicize the convening of a general meeting in any manner reasonably determined by us, and any such publication shall be deemed duly made, given, and delivered to all shareholders on the date on which it is first made, posted, filed or published in the manner so determined by us in our sole discretion.

Quorum

As permitted under the Companies Law, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy, written ballot or voting by means of electronic voting system, who hold or represent between them at least 25% of the total outstanding voting rights within half an hour of the time determined for starting the meeting. If half an hour has elapsed from the date set for the meeting and the quorum has not been found valid, the meeting will be postponed by a week, to the same time and to the same place without there being an obligation to give notice of this to the shareholders, or to another date is this was stated in the notice of the meeting, or to another date, time and place as determined by the board of directors in a notice to the shareholders At a deferred meeting, a quorum shall be constituted for starting the meeting when shareholders who hold at least twenty-five percent (25%) of the voting rights are present, whether in person or by proxy, or by means of a voting form, including a voting form that was sent by means of the electronic voting system, within half an hour of the time determined for starting the deferred meeting. If at the deferred meeting there is no quorum half an hour after the time determined for the meeting, then the deferred meeting will take place with any number of participants

Adoption of Resolutions

Our articles of association provide that all resolutions of our shareholders require a simple majority vote unless otherwise required under the Companies Law or our articles of association. A shareholder may vote in a general meeting in person, by proxy, by written ballot or in any other manner detailed in our Articles of Association.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, any modification of rights attached to any class of shares must be adopted by the holders of a majority of the shares of that class present a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class unless otherwise provided by the terms of the shares.

Limitations on the Right to Own Securities in the Company

There are no limitations on the right to own our securities, except that citizens of countries that are in a state of war with Israel may not be recognized as owners of our Ordinary Shares.

Provisions Restricting Change in Control of the Company

There are no specific provisions of our articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and unless certain requirements described under the Companies Law are met, a vote of the majority of shareholders, and, in the case of the target company, also a majority vote of each class of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger will be subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders instead. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors. If the transaction would have been approved by the shareholders of a merging company but did not receive the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares in an Israeli public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a holder of 25% or more of the voting rights in the company unless there is already another holder of at least 25% or more of the voting rights in the company or (2) the purchaser would become a holder of 45% or more of the voting rights in the company unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, subject to certain conditions, (2) was from a holder of 25% or more of the voting rights in the company which resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A “special” tender offer must be extended to all shareholders. In general, a “special” tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror, controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of an Israeli company’s outstanding shares or of a certain class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares, or for all of the outstanding shares of such class, as applicable. In general, if less than 5% of the outstanding shares, or of the applicable class, are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. Any shareholders that were an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may request, by petition to an Israeli court, (i) appraisal rights in connection with a full tender offer, and (ii) that the fair value should be paid as determined by the court, for a period of six months following the acceptance thereof. However, the acquirer is entitled to stipulate, under certain conditions, that tendering shareholders will forfeit such appraisal rights.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his, her or its Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

●	increase our registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

●	cancel any registered share capital which has not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares;

●	subdivide our existing shares or any of them, our share capital or any of it, into shares of smaller nominal value than is fixed; and

●	reduce our share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, including Israeli, or other taxing jurisdiction.

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

The following is a description of the material Israeli income tax consequences of the ownership of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. As of January 2018 -, the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from a “Preferred Enterprise” (as discussed below) may be considerably less.

Capital gains derived by an Israeli resident company are subject to tax at the prevailing corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

The Encouragement of Industry (Taxes) Law, 5729-1969

The Encouragement of Industry (Taxes) Law, 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies, or Industrial Companies.

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, that was incorporated in Israel, of which 90% or more of its income in a tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it located in Israel or in the “Area”, in accordance with the definition under section 3A of the Income Tax Ordinance (New Version), 1961. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization of the cost of purchasing a patent, rights to use a patent, and know-how, which are used for the development or advancement of the company, over an eight-year period, commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies;

●	expenses related to a public offering are deductible in equal amounts over three years; and

●	accelerated depreciation rated on certain equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax Benefits and Grants for Research and Development

Under the Israeli Encouragement of Research, Development and Industrial Initiative Technology Law, 5744-1984, as amended, and related regulations, or the Research Law, research and development programs that meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest generally equal to the 12 months London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

The terms of the Research Law also require that the manufacture of products developed with government grants be performed in Israel unless the IIA approved otherwise in the original approval letter of the funded program. The transfer of manufacturing activity outside Israel which was not originally approved in the approval letter is subject to the prior approval of the IIA. Under the regulations of the Research Law, assuming we receive approval from the IIA to manufacture our IIA-funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Percentage of manufacturing activities performed outside of Israel, cumulatively	The increased payment to the IIA
Up to 50%	120% of the received grants + interest
50% – 90%	150% of the received grants + interest
90% or more	300% of the received grants + interest

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the Office of the IIA and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA, however, the Company is required to notify the IIA regarding such transfer. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application.

The know-how developed within the framework of the IIA plan may not be transferred to parties outside Israel without the prior approval of a governmental committee charted under the Research Law. The approval, however, is not required for the export of any products developed using grants received from the IIA. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration, or the Basic Account. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. The maximum amount payable to the IIA in case of transfer of know-how outside Israel shall not exceed six times the value of the grants received plus interest minus the royalties paid, with a possibility to reduce such payment to up to three times the value of the grants received plus interest if it is demonstrated, to the satisfaction of the IIA, that the recipient of the know-how will keep at least 75% of the R&D activity in Israel for a period of three years after payment to the IIA.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the Research Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the Research Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Research Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the Research Law, we may be subject to criminal charges.

The Research Law defines an “interested party” as a non-Israeli citizen or resident who holds 5% or more of the shares or voting rights of the Company. Section 47B of the Research Law empowers the IIA to impose financial sanctions on the Company for failure to provide the required prior notification if such notification is not filed within 45 days following the Company’s receipt of a written notice from the IIA of the Company’s failure to provide such notification or for the Company’s failure to provide the IIA with any requested information. Such financial sanctions range from NIS 6,000 (approximately $1,900) for the Company’s failure to provide the required notice of an investor becoming an “interested party” and NIS 24,000 (approximately $7,500) for the Company’s failure to provide the IIA with such requested information. While persons becoming interested parties are also required to provide prior notice to the IIA, the Research Law does not contain provisions empowering the IIA to impose sanctions or other penalties on persons who fail to provide the required notification to the IIA. Other than providing the required notification prior to becoming an “interested party”, such persons do not have any ongoing obligations under the Research Law and are not required to provide the Company with any citizenship or residency information in connection with the IIA notification. Therefore, we believe that no direct material risk exists to investors from non-compliance with the notification obligations under the Research Law.

The Company notified the IIA of the offering of securities as part of this offering. On November 29, 2021, the IIA informed the Company that it received the Company’s written notification. No further action is required by the Company with the IIA in connection with this offering.

The Company will provide the IIA with prior written notice in connection with any change of control event and any change of ownership of the Ordinary Shares that would make a non-Israeli citizen or resident an “interested party” in the future.

We have provided prior written notice to and received approval from the IIA that, pursuant to the Private Placement, one of the selling shareholders is an interested party.

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Tax Ordinance. Expenditures not so approved are deductible in equal amounts over three years.

From time to time, we may apply the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such an application will be accepted.

Encouragement of Capital Investments Law, 5719-1959

The Law for the Encouragement of Capital Investments, 1959, or the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets) by “Industrial Enterprises” (as defined under the Investment Law). The benefits available under the Investment Law are subject to the fulfillment of conditions stipulated therein. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, interest, or other monetary penalties.

Tax Benefits

The Investment Law grants tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a development zone A, in which case the rate will be 7.5%.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty subject to the receipt in advance of valid certificate from the Israeli Tax Authorities. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if the funds are subsequently distributed to individuals or non-Israeli residents, the withholding tax would apply).

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) has, directly or indirectly, along or together with another, a controlling interest of 25% or more of any means of control in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty subject to receipt in advance of valid certificate from the ITA. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND SALE OF ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership, and sale of our Ordinary Shares. For this purpose, a “U.S. Holder” is a holder of our Ordinary Shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenues Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, (including with respect to the Tax Cuts and Jobs Act of 2017), and the U.S.-Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the United States alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, our Ordinary Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold our Ordinary Shares through a partnership or other pass-through entity is not addressed.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holder’s that are United States corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on our Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution that exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates, or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the U.S.-Israel Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such dollar value. If the U.S. Holder subsequently converts NIS into dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be United States source ordinary exchange gain or loss.

Taxation of the Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares in dollars and the amount realized on the disposition in dollar (or its dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of our Ordinary Shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to United States taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro-rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro-rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain was recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

 The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held our Ordinary Shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro-rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro-rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. Therefore, the QEF election will not be available with respect to our Ordinary Shares.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our Ordinary Shares which are regularly traded on a qualifying exchange, including Nasdaq, can elect to mark the Ordinary Shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our Ordinary Shares and the U.S. Holder’s adjusted tax basis in our Ordinary Shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Ordinary Shares or gain from the disposition of our Ordinary Shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; or (2) in the case of a disposition of our Ordinary Shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares if payment is made through a paying agent or office of a foreign broker outside the United States. However, if payment is made in the United States or by a United States-related person, non-U.S. Holders may be subject to backup withholding unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 24% with respect to cash dividends and proceeds from a disposition of our Ordinary Shares. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares, unless such Ordinary Shares are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

LEGAL MATTERS

Certain legal matters concerning this offering will be passed upon for us by Sullivan & Worcester LLP, New York, New York. Certain legal matters with respect to the legality of the issuance of the securities offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Shibolet & Co., Tel Aviv, Israel.

EXPERTS

The financial statements as of December 31, 2021 and 2020 and for the years then ended included in this prospectus have been so included in reliance on the report of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the securities being registered under the registration statement of which this prospectus forms a part, all of which will be paid by us. With the exception of the SEC registration fee, all amounts are estimates and may change:

SEC registration fee	$1,604
Printer fees and expenses	$8,000
Legal fees and expenses	$235,000
Accounting fees and expenses(1)	$297,000
Miscellaneous	$7,000
Total	$548,604

(1)	Including fees associated with incremental audit procedures for 2019-2021 required to comply with PCAOB standards.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in the registration statement of which this prospectus forms a part, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a substantial of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Shibolet & Co., Tel Aviv, Israel, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of the procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

●	the judgment is final and is not subject to any right of appeal;

●	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts;

●	adequate service of process has been affected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

●	the liabilities under the judgment are enforceable according to the laws of the State of Israel and the judgment and the enforcement of the civil liabilities set forth in the judgment is not contrary to the law or public policy in Israel nor likely to impair the security or sovereignty of Israel;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgments in the same matter between the same parties;

●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

●	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this registration of the Ordinary Shares to be sold by the selling shareholders, or the Registration Statement. This prospectus, which is part of the Registration Statement, does not contain all of the information contained in the Registration Statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the Registration Statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the Registration Statement, you may read the document itself for a complete description of its terms.

The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

We are not currently subject to the information reporting requirements of the Exchange Act. In connection with when the Registration Statement is declared effective by the SEC, we will become subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file or furnish reports and other information with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly, and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and intend to submit to the SEC, on Form 6-K, unaudited interim financial information.

We maintain a corporate website at https://bren-energy.com/. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

Brenmiller Energy Ltd.

2021 Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Brenmiller Energy Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Brenmiller Energy Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in equity (capital deficiency) and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited
Tel Aviv, Israel
March 31, 2022
We have served as the Company’s auditor since 2017

Kesselman & Kesselman, Derech Menachem Begin 146, Tel Aviv 6492103, Israel, P.O Box 7187 Tel-Aviv 6107120
Telephone: +972 -3- 7954555, Fax: +972 -3- 7954556, www.pwc.com/il

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2021	2020
		USD in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	5	8,280	2,278
Restricted deposits	12A	47	49
Trade receivables		162	-
Receivables	6	553	595
Inventory		95	721
TOTAL CURRENT ASSETS		9,137	3,643
NON-CURRENT ASSETS:
Restricted deposits	12A	179	171
Right-of-use assets, net	8	3,018	2,603
Property, plant and equipment:
Plant and equipment, net	7	1,583	1,856
Rotem 1 project	7,3C	679	736
Total property, plant and equipment		2,262	2,592
TOTAL NON-CURRENT ASSETS		5,459	5,366
TOTAL ASSETS		14,596	9,009
Liabilities net of capital deficiency
CURRENT LIABILITIES:
Short-term bank credit and loans	13	5	16
Related party loan	17D	-	964
Trade payables		264	241
Prepaid income		1,095	676
Other payables	10	1,623	1,011
Provisions	14A	215	63
Current maturities of lease liabilities	8	954	541
TOTAL CURRENT LIABILITIES		4,156	3,512
NON-CURRENT LIABILITIES:
Bank loan	13	-	5
Lease liabilities	8	2,448	2,332
Liability for share options	13B	213	1,263
Liability for royalties	12B	2,236	2,204
TOTAL NON-CURRENT LIABILITIES		4,897	5,804
PLEDGES, GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES	12
TOTAL LIABILITIES		9,053	9,316
EQUITY (CAPITAL DEFICIENCY):	11
Share capital		79	63
Share premium		45,648	29,958
Receipts on account of warrants and capital components of convertible loans		1,176	1,176
Capital reserve from transactions with controlling shareholders		54,061	54,053
Capital reserve on share-based payments		1,318	820
Foreign currency cumulative translation reserve		(1,053)	(1,039)
Accumulated deficit		(95,686)	(85,338)
TOTAL EQUITY (CAPITAL DEFICIENCY)		5,543	(307)
TOTAL LIABILITIES AND EQUITY (NET OF CAPITAL DEFICIENCY)		14,596	9,009

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the year ended December 31
	Note	2021	2020
		USD in thousands (except per share data)

REVENUES		395	-
COSTS AND EXPENSES:
COST OF REVENUES	14 A	(4,051)	(122)
RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES, NET	14 B	(3,700)	(3,913)
FACILITIES LAUNCHING EXPENSES	14 C	-	(343)
MARKETING AND PROJECT PROMOTION EXPENSES, NET	14 D	(747)	(370)
GENERAL AND ADMINISTRATIVE EXPENSES	14 E	(2,586)	(1,466)
		(10,689)	(6,214)
IMPAIRMENT LOSS OF ROTEM 1 PROJECT	3 C	(82)	(2,973)
OTHER EXPENSES	14 F	(295)	(143)
OPERATING LOSS		(11,066)	(9,330)
FINANCIAL INCOME	15 A	1,073	963
FINANCIAL EXPENSES	15 B	(355)	(1,114)
FINANCIAL INCOME (EXPENSES), NET		718	(151)
LOSS FOR THE YEAR		(10,348)	(9,481)
OTHER COMPREHENSIVE INCOME – ITEM THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS – EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRNECY	2 C	(14)	(64)
COMPREHENSIVE LOSS FOR THE YEAR		(10,362)	(9,545)
LOSS PER ORDINARY SHARE (in Dollars) -
Basic loss*	16	(0.87)	(1.19)
Fully diluted loss*	16	(0.94)	(1.19)

*	Retroactively adjusted to give effect to a reverse stock split of the Ordinary Shares – see Note 11A.

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CAPITAL DEFICIENCY)

	Share capital	Share premium	Receipts for warrants and the capital component of convertible loans	Capital reserve from transactions with controlling shareholder	Capital reserve on share- based payments	Presentation currency cumulative translation reserve	Accumulated deficit	Total Equity (Capital Deficiency)
	USD in thousands

BALANCE AS OF JANUARY 1, 2020	43	20,594	854	53,993	790	(975)	(75,857)	(558)
CHANGES DURING 2020:
Loss for the year	-	-	-	-	-	-	(9,481)	(9,481)
Currency translation differences	-	-	-	-	-	(64)	-	(64)
Comprehensive loss for the year	-	-	-	-	-	(64)	(9,481)	(9,545)
Issuance of shares and warrants, net (Note 11)	15	6,120	1,215	-	-	-	-	7,350
Exercise of options and warrants	*	740	(49)	-	(107)	-	-	584
Expiration of warrants	-	782	(782)	-	-	-	-	-
Conversion of convertible loans into shares	5	1,722	(62)	-	-	-	-	1,665
Benefit in respect of controlling shareholder’s loan	-	-	-	60	-	-	-	60
Share-based payment (Note 11C)	-	-	-	-	137	-	-	137
BALANCE AS OF DECEMBER 31, 2020	63	29,958	1,176	54,053	820	(1,039)	(85,338)	(307)
CHANGES DURING 2021:
Loss for the year	-	-	-	-	-	-	(10,348)	(10,348)
Currency translation differences	-	-	-	-	-	(14)	-	(14)
Comprehensive loss for the year	-	-	-	-	-	(14)	(10,348)	(10,362)
Issuance of shares, net (Note 11)	16	15,661	-	-	-	-	-	15,677
Exercise of options	*	29	-	-	(9)	-	-	20
Benefit in respect of controlling shareholder’s loan	-	-	-	8	-	-	-	8
Share-based payment (Note 11C)	-	-	-	-	507	-	-	507
BALANCE AS OF DECEMBER 31, 2021	79	45,648	1,176	54,061	1,318	(1,053)	(95,686)	5,543

*	Amounts less than USD 1,000.

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31
	2021	2020
	USD in thousands
CASH FLOWS - OPERATING ACTIVITIES:
Net cash used for operating activities (see Appendix A)	(8,021)	(3,397)

CASH FLOWS - INVESTING ACTIVITIES:
Purchase of equipment	(47)	(23)
Installation of a production line, less participation by the Israeli Innovation Authority (Note 7)	(193)	(416)
Consideration from the sale of equipment, metals and parts	-	21
Restricted deposits, net	2	58
Net cash used for investing activities	(238)	(360)

CASH FLOWS - FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, net	15,677	7,350
Exercise of options and warrants	20	584
Short-term bank credit and loans	-	(73)
Repayment of bank loan and interest thereon	(16)	(1,618)
Payments with respect to lease liabilities and interest thereon	(546)	(497)
Repayments of royalties’ liability	(12)	-
Grants recognized as liability for royalties	24	-
Repayment of shareholders’ loan	(949)	-
Receipt of loan from third party (Note 13D)	-	874
Repayment of loan from third party and interest thereon	-	(897)
Net cash provided by financing activities	14,198	5,723

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,939	1,966
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	63	(40)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	2,278	352
CASH AND CASH EQUIVALENTS - END OF YEAR	8,280	2,278

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31
	2021	2020
	USD in thousands
A. NET CASH USED FOR OPERATING ACTIVITIES:
Loss for the year	(10,348)	(9,481)
Adjustments for:
Depreciation (Note 7)	250	220
Amortization of right-of-use assets	471	458
Impairment loss of inventory	114	127
Impairment loss of Rotem 1 project	82	2,973
Increase (decrease) in research and development expenses due to royalty obligation	(13)	1,807
Provision	150	63
Net realization value adjustment of equipment, metals and parts	311	16
Fair value adjustment of share options’ liability	(1,053)	730
Other financial expenses	187	384
Financial income	-	(952)
Share-based payment (Note 11C)	507	137
	(9,342)	(3,518)
Changes in operating working capital:
Increase in trade and other receivables	(98)	(205)
Decrease (increase) in inventory	507	(400)
Increase (decrease) in trade and other payables:
Trade payables	14	(18)
Other payables	898	744
NET CASH USED FOR OPERATING ACTIVITIES	(8,021)	(3,397)

B. NON-CASH INVESTMENT AND FINANCING ACTIVITIES:
Conversion of convertible loan into ordinary shares	-	1,665
Recognition of share options issued in loan settlement arrangement (Note 13B)	-	494
Recognition of lease liability and right-of-use asset	789	777
Recognition of property, plant and equipment paid in the past as advances to suppliers	-	9

C. INTEREST PAYMENTS (included in financing activities items)	179	107

The accompanying notes are an integral part of the consolidated financial statements.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - GENERAL:

A.	General description of the Company and its operations

Brenmiller Energy Ltd. (hereinafter – “The Company”’ or “the Parent Company”) was incorporated and commenced its business operations in Israel in 2012. The Company’s registered offices are in Rosh Ha’Ayin in Israel. The Company is a public company whose shares are traded on the Tel-Aviv Stock Exchange since August 2017. The Company is also in the process of listing in Nasdaq. The Company is controlled by Mr. Avraham Brenmiller (hereinafter: “The Controlling shareholder”), who serves as the Company’s CEO and as Chairman of the Board of Directors and his sons.

These consolidated financial statements use the US Dollar as the presentation currency (see Note 2C).

The Company is a technology company in the field of thermal energy storage generated from variety energy sources and supplies steam and/or hot air, services, products and equipment in this field. The Company is focusing primarily on the industrial heating market and in the power plants market.

The Company has three subsidiary companies – Brenmiller Energy (Rotem) Ltd. (hereinafter - “Brenmiller Rotem”), an Israeli company, which commenced operations in December 2017 (see also Note 7B), Hybrid Bio-Sol 10 Ltd. (hereinafter: “Bio-Sol”), an Israeli company that has not yet commenced operations and Brenmiller Energy U.S. Inc. (hereinafter: “Brenmiller USA”), a U.S. company that was established as a marketing arm in the United States (presently dormant). The abovementioned companies are private companies, which are wholly owned by the Company (hereinafter: “the Subsidiary Companies”, together: “the Group”).

On December 21, 2021, the Company, Rani Zim (a shareholder), a Company owned by one of the Company’s directors and an unrelated party, signed an agreement for the establishment of a new company: Rani Zim Sustainable Energy Ltd. (incorporated on January 4, 2022), of which the Company and Rani Zim each hold 45% of its shares. The new company is jointly controlled by the above two main shareholders, and will engage in promoting and marketing energy solutions in the Israeli market, that partly will be based on the Company’s energy storage solution.

B.	The impact of Covid-19

In December 2019, an outbreak of the Coronavirus (COVID 19) (“The Corona crisis” or “The crisis”), began in China and thereafter it spread to other countries across the world and it began to impact Israel in March 2020. Uncertainty in connection with the pace of the spread of the virus and the manner in which different countries across the world are handling the crisis, have created uncertainty in a range of fields, including damage to economic activities, both globally and in Israel, and in particular, the lack of stability in the financial markets.

As part of handling the Corona crisis, many countries have imposed various restrictions on the population, which included restrictions on movement and on gatherings. In addition, a widespread vaccination campaign had begun in Israel and in many other countries across the globe, which presented encouraging results for the population’s resilience against the Coronavirus, enabling the release of some of the restrictions that had been imposed on the population.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL: (cont.)

B.	The impact of Covid-19 (cont.)

Since the Company operates primarily in the international market, there is a direct impact deriving from the Corona restrictions in the target countries in which it operates. However, at the same time, since the projects are planned and manufactured in the Company’s facility in Israel, the pace of the planning and the manufacture are not expected to be affected by what is occurring in the various markets. On the other hand, the Company notes that there may be delays in installations, on the Company’s part or in payments on the customers’ part. Furthermore, the profitability of the projects may be impaired due to the increase in the prices of raw materials and equipment, which are required for production, increase in transportation fees and the effect on the exchange rate of the currencies in the markets in which the Company operates.

In order to minimize the impact of the crisis on the Company, the Company’s management has taken several steps in order to reduce the Company’s expenses, including a temporary reduction of wages. In 2021, the Company began to examine alternatives for suppliers in the various markets, in order to ensure alternative solutions in the event that it the suppliers are unable to import equipment or raw materials from markets that may be closed due to additional outbreaks of the Coronavirus as well as procurement from countries where transportation fees have not increased significantly.

Towards the end of 2021, and in the beginning of 2022, and in the presence of new waves caused by new variants (Omicron), it appears that many countries have learned and adopted a policy of decreasing market intervention and living side by side with the effects caused by COVID 19, which have become less disruptive. The main being using more distant working for affected employees, which caused insignificant delays for the Company.

As of the date of approval of these consolidated financial statements, the Company’s management continues to examine the impacts of the Coronavirus and is unable to estimate the full extent of its possible effects. No significant adverse effect on the Company’s operations and on the results of its operation, is apparent at this stage.

C.	Liquidity

The Company has not yet generated significant revenues from its operations. In the year ended December 31, 2021, the Company incurred a comprehensive loss and negative cash flow from operating activities in the amount of USD 10,362 thousand and USD 8,021 thousand, respectively, and an accumulated loss of USD 95,686 thousand, as of December 31, 2021.

In the absence of significant revenues and attaining profitability in accordance with the Company’s sales targets, for the purpose of continuing and developing its current operations, management has obtained additional sources of financing during 2021 from several external sources, including inter-alia from private and public capital raisings and available credit lines.

The Company’s plans for expanding its operations include further investments in the production lines, increasing manpower and conducting further research and development activities, which may, or may not, be dependent on additional fund raising. Execution of such plans in the coming year and their pace will be based on existing cash balances and available cash resources from government grants under approved R&D plans, funds from the second stage of the investment agreement (Note 11A) and the EIB credit facility (Note 13A).

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL: (cont.)

C.	Liquidity (cont.)

However, there is no assurance that the Company will be successful accomplishing these plans. If the Company is unable to obtain sufficient capital it may need to reduce, delay, or adjust its operating expenses, including commercialization of existing products or be unable to expand its operations, as desired.

The Company believes its existing cash and cash equivalents as of the date of the issuance of these financial statements are sufficient to fund its operating cash flow requirements for a period of at least 12 months from the issuance date of these financial statements.

D.	Approval of consolidated financial statements

The consolidated financial statements of the Group for the year ended December 31, 2021 were approved by the Board of Directors (the “Board”) on March 31, 2022 and signed on its behalf by the Chief Executive Officer and the Chief Financial Officer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

A.	Basis of presentation:

The Group’s financial statements as of December 31, 2021 and 2020 and for the years then ended have been prepared in accordance with International Financial Reporting Standard (hereafter – “IFRS”), which are standards and interpretations issued by the International Accounting Standards Board (hereafter – “IASB”).

In connection with the presentation of these financial statements it should be stated as follows:

1)	The significant accounting policies, described below, have been applied on a consistent basis in relation to all the years presented, unless noted otherwise.

2)	The consolidated financial statements have been prepared in accordance with the historical cost convention.

3)	Preparation of financial statements in accordance with IFRS, requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Areas involving a higher degree of judgement, or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3. Actual results may differ materially from estimates and assumptions used by the Group’s management.

4)	The period of the Group’s operating cycle is 12 months.

5)	The Group classifies its expenses on the statement of comprehensive loss based on the functions of such expenses.

6)	Certain prior period amounts have been reclassified to conform to the current year presentations.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (cont.)

B.	Interest in other entities:

1)	Subsidiary companies and consolidation

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which the company gains control of such entities, and are de-consolidated when control ceases.

Balances and intra-group transactions, including revenue, expenses and dividends in respect of transactions between the Group companies, have been eliminated.

2)	Joint venture

The Company’s interest in the newly formed joint venture is accounted for using the equity method, after initially being recognized at cost in the consolidated balance sheet. Under the equity method of accounting, investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the Group’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable are recognized as a reduction in the carrying amount of the investment.

C.	Functional and presentation currency:

New Israeli Shekels (NIS) is the Parent Company’s functional currency. The Group’s presentation currency as used in the consolidated financial statements is the US Dollar (USD).

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates, are generally recognized in profit or loss.

Presentation currency

The results and financial position from the Parent Company’s functional currency or the functional currency of its subsidiaries are translated into the presentation currency using the following procedures: assets and liabilities for each financial position presented are translated at the closing rate at the date of that financial position. Income and expenses for each statement of comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and all resulting exchange differences are recognized in other comprehensive income. Such exchange differences arising on translation to the presentation currency will not be reclassified to profit or loss.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES: (cont.)

D.	Property, plant and equipment

Property, plant and equipment items are initially recognized at cost of acquisition or construction, less relevant government investment grants.

The cost of self-constructed assets includes the cost of the direct materials, as well as any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Subsequent costs are included when incurred as part of the asset’s book value or recognized as a separate asset, as the case may be, only when future economic benefits attributable to the fixed asset item are expected to flow to the Group, and the cost of the item is reliably measurable.

When part of a fixed asset item is replaced, its carrying amount is deducted from the books. All other costs of repairs and maintenance work are charged to the statement of income or loss during the reporting period when they are incurred.

All items of property, plant and equipment are presented at historical cost less accumulated depreciation and impairment write-downs.

Assets are depreciated under the straight-line method, in order to amortize their cost or their estimated value to their residual value over their useful life, as follows:

Plant	10-14 years
Computers and equipment	3 years
Leasehold improvements	Over the shorter of the lease term, or useful life 5-10 years
Furniture and equipment	7-16 years
Vehicles	7 years

Depreciation and amortization expenses are charged to comprehensive income in a systematic manner as detailed above, over the expected useful life of the items, from the date the asset is ready for use, i.e. when it has reached the location and condition necessary for it to be capable of operating in the manner intended by management. As to the Rotem facility – see Notes 3C and 7.

The residual values of the assets, their useful life and the depreciation method are reviewed, and updated as necessary, at least once a year. An asset amount is immediately written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - PRINCIPAL ACCOUNTING POLICIES: (cont.)

E.	Intangible assets

Research and development

Research expenses are charged to profit or loss as incurred.

Costs incurred in respect of development projects (relating to the design and examination of new or improved products) are recognized as intangible assets when the following conditions are met:

●	technological feasibility exists for completing development of the intangible asset so that it will be available for use or sale, or;

●	it is management’s intention to complete development of the intangible asset for use or sale;

●	the Group has the ability to use or sell the intangible asset;

●	it is probable that the intangible asset will generate future economic benefits, including existence of a market for the output of the intangible asset or the intangible asset itself or, if the intangible asset is to be used internally, the usefulness of the intangible asset;

●	adequate technical, financial and other resources are available to complete development of the intangible asset, as well as the use or sale thereof; and

●	the Group has the ability to reliably measure the expenditure attributable to the intangible asset during its development.

Other development costs that do not meet these conditions are expensed as incurred. Development costs previously recognized as an expense are not recognized as an asset in subsequent periods.

As of December 31, 2021, the Group has not yet capitalized development expenses, see also Note 3B.

F.	Impairment of non-monetary assets

Non-monetary assets are examined for impairment, on the occurrence of events or changes in circumstances, which indicate that their carrying value will not be recoverable.

Impairment loss is recognized to the extent that the carrying amount of a non-monetary asset exceeds its recoverable value. The recoverable amount of an asset is the higher of the fair value of the asset, less costs to sale, and its value in use. For the purpose of examining impairment, the assets are divided into the lowest levels for which there are separate identifiable cash flows (cash-generating units). Non-monetary assets, with the exception of goodwill, that were written down for impairment, are further examined on each statement of position date, to identify a possible write-up of the impairment loss recognized.

G.	Government grants

Government grants, which are received from Israeli government agencies and ministries, from the BIRD Foundation and NYPA (in a combined agreement – see Note 12B(3)), as participation in research and development that is conducted by the Company, fall within the scope of “forgivable loans” as set forth in the International Accounting Standard 20: “Accounting for Government Grants and Disclosure of Government Assistance” (“IAS 20”).

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - PRINCIPAL ACCOUNTING POLICIES: (cont.)

G.	Government grants (cont.)

The Group recognizes each forgivable loan on a systematic basis at the same time the Group records, as an expense, the related research and development costs for which the grant is received, provided that there is reasonable assurance that (a) the Group complies with the conditions attached to the grant and (b) it is probable that the grant will be received (usually upon receipt of approval notice).

When at the time of grant approval there is a reasonable assurance that the Group will comply with the forgivable loan conditions attached to the grant, and it is reasonably assured that the Group will not pay royalties, grant income is recorded against the related research and development expenses in the statements of comprehensive loss.

If forgivable loans are initially carried to income, as described above, and in subsequent periods it is no longer reasonably assured that royalties will not be paid, the Group recognizes a financial liability under IFRS 9, that is measured at amortized cost, based on the Group’s best estimate of the amount required to settle the Group’s obligation at the end of each reporting period. The initial recognition of such financial liability is carried to development expenses, while changes in estimates of payable royalties are carried to financial income, or expenses, as appropriate.

Commencing July 1, 2020, per management assessment that it is no longer reasonably assured that royalties will not be paid, the Company accounts for grants received as a liability under IFRS 9.

H.	Provisions

The Group recognizes provisions when it has a legal or constructive obligation resulting from past events, whose resolution would imply cash outflows, or the delivery of other resources owned by the Group.

Obligations or losses related to contingencies are recognized as liabilities in the statements of financial position only when present obligations exist resulting from past events and it is probable to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. As of December 31, 2021 and 2020, the Company has made provisions in respect of an onerous contract, presented among current liabilities.

I.	Borrowing costs

Costs for specific and general borrowing that are directly attributable to the acquisition, construction or production of a qualifying asset (an asset that requires a substantial period of time to prepare it for its intended use or sale) are capitalized as part of the asset’s cost, during the period from the date when all the following conditions are first met: (a) the Group incurs expenditures for the asset; (b) borrowing costs are incurred for the Group; and (c) the Group undertakes activities that are necessary to prepare the asset for its intended use or sale. The capitalization of such borrowing costs is discontinued when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are completed.

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are those borrowing costs that would have been avoided if the expenditure on the qualifying asset had not been made.

Other borrowing costs are recognized as an expense in the period they are incurred.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - PRINCIPAL ACCOUNTING POLICIES: (cont.)

J.	Trade receivables

Trade receivables comprise of amounts receivable from the Group’s customers for goods sold or services rendered in the ordinary course of business. When the collection of these amounts is expected to occur within one year or less, they are classified as current assets; otherwise, they are classified as non-current assets.

K.	Cash and cash equivalents

As part of the cash flow statements, cash and cash equivalents include: cash on hand, short-term deposits in banking corporations that are not restricted in use, and other short-term investments with high liquidity and whose deposit period does not exceed 3 months.

L.	Financial Assets:

1)	Classification

Financial assets at amortized cost

Financial assets at amortized cost are financial assets held under a business model whose purpose is to hold financial assets in order to collect contractual cash flows, and their contractual terms provide entitlement at specified times to cash flows that are only principal payments and interest for the unpaid principal amount.

These assets are classified as current assets, except for maturities that extend beyond 12 months period after the date of the statement of financial position, which are classified as non-current assets. The Group’s financial assets at amortized cost are included in the items: “Trade and other receivables”, “Restricted use deposits” and “Cash and cash equivalents” that appear in the statement of financial position.

2)	Recognition and measurement

Regular way purchase or sales of financial assets is recognized and derecognized, as applicable, using trade date accounting.

Financial assets classified at amortized cost, are measured in subsequent periods at amortized cost based on the effective interest method.

3)	Allowance for expected credit losses

The Group recognizes a loss allowance for expected credit losses on a financial asset that is measured at amortized cost. On each financial position date, the Group recognizes the change in expected loan losses since the first accounting date in profit or loss. The Group had no material credit losses in 2021 and 2020.

M.	Derivative financial instruments

Share options granted to the bank (see Note 13B) are derivative instruments. Derivative financial instruments are initially recognized at fair value at the date of entering into the derivative contract and are remeasured in subsequent periods at fair value.

N.	Inventory

Inventory is valued using the lower of cost or net realizable value.

Net realizable value is an estimate selling price in the ordinary course of business, less the estimated costs to complete and sell the inventory. As of December 31 2021, and 2020, the Company reduced its inventory to its net realizable value and recognized a loss of USD 114 thousand and USD 127 thousand, for the years 2021 and 2020, respectively.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - PRINCIPAL ACCOUNTING POLICIES: (cont.)

O.	Share capital

Ordinary shares of the Company are classified as share capital. Incremental costs, which are directly attributable to the issuance of new shares, are presented in equity as a deduction from the issuance proceeds.

P.	Trade payables

Suppliers’ balances include the Company’s obligations to pay for goods or services purchased from suppliers during the normal course of business. Suppliers’ balances are classified as current liabilities when the payment is to be made within one year or less; otherwise, they are classified as non-current liabilities.

Q.	Financial liabilities

Loans are initially recognized at fair value, less transaction costs. In subsequent periods loans are measured at amortized cost; any difference between the consideration (less transaction costs) and the redemption value is recognized in profit or loss over the loan period, in accordance with the effective interest method.

For shareholder’s loan, the difference between the fair value that is based on market interest rate and the interest rate specified in the agreement, is carried to capital reserve. See also Note 17D.

Loans are classified as current liabilities unless the Group has an unconditional right to defer repayment of the loans for at least 12 months after the end of the reporting period, in which case they are classified as non-current liabilities.

R.	Compound financial instruments

Compound financial instruments issued by the Company include non-linked loans denominated in the Company’s functional currency and convertible to a fixed number of ordinary shares of the Company; hence, the compound instrument is comprised on a liability component and an equity component.

The Components of the compound instrument were bifurcated and recognized initially separately, as follows: the liability component, at the fair value of a similar liability, which does not include a conversion option, and the equity component as the remaining balance of the compound financial instrument amount. Direct transaction costs are allocated pro-rata based on the initial attributed value of the components.

After initial recognition, the liability component is measured at amortized cost using the effective interest method. The equity component of a compound instrument is not remeasured in subsequent periods, except at the time of conversion or expiration of the compound instrument.

S.	Fair value measurements

Under IFRS, fair value represents an “Exit Value”, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, considering the counterparty’s credit risk in the valuation. The concept of Exit Value is premised on the existence of a market and market participants for the specific asset or liability. When there is no market and/or market participants willing to make a market, IFRS establishes a fair value hierarchy that gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - PRINCIPAL ACCOUNTING POLICIES: (cont.)

S.	Fair value measurements (cont.)

The three levels of the fair value hierarchy are as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access at the measurement date. A quote price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available.

Level 2 - Inputs, other than quoted prices in active markets, that are observable for the asset or liability, either directly or indirectly, and are used mainly to determine the fair value of securities, investments or loans that are not actively traded

Level 3 - Unobservable inputs for the asset or liability are used when little or no market data is available. The Group used unobservable inputs to determine fair values, to the extent there are no Level 1 or Level 2 inputs, in valuation models such as Black-Scholes, binomial, discounted cash flows or multiples, including risk assumptions consistent with what market participants would use to arrive at fair value.

T.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to shareholders, by the weighted average number of ordinary shares outstanding during the period, after giving retroactive effect to a reverse stock split affected subsequent to December 31, 2021 (see also Not 11A.).

In calculating the diluted income or loss per share, potential shares are taken into account, but only when their effect is dilutive (reducing the income or increasing the loss per share).

U.	Employee benefits:

1)	Short-term employee benefits

Short-term employee benefits which include salaries, vacation days, sickness, recreation pay and contributions for Social Security, are recognized as expenses upon the provision of the services. Under Israeli law, every employee is entitled to vacation days and recreation pay, both of which are calculated on an annual basis. Eligibility is based on the length of the employment period. The Company accrues a liability and expense for vacation and recreation pay, based on the individual entitlement of each employee.

2)	Post-employment benefits

Israeli labor laws and the Group’s employment agreements require to pay retirement benefits to employees terminated or leaving their employment in certain other circumstances. For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. The expense recognized in 2021 and 2020 in relation to these contributions was USD 533 thousand and USD 258 thousand, respectively.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - PRINCIPAL ACCOUNTING POLICIES: (cont.)

V.	Share-based payment

The Company operates a share-based payment plan for the Company’s employees and service providers, which is paid with the Company’s equity instruments, in which the Company receives services from employees and service providers in exchange for the Company’s equity instruments (options). The fair value of the services received from the employees and service providers in exchange for the granting of the options, is recognized as an expense that is respectively carried to a capital reserve in equity. The total amount charged to expenses, is determined with reference to the fair value of the options at the time they are granted.

Non-market vesting conditions are included among the assumptions used to estimate the number of options expected to vest. The total expense is recognized during the vesting period, which is the period during which all the conditions defined for the vesting of the share-based payment arrangement are required to be met.

At each date of the statement of financial position, the Company updates its estimates regarding the number of options expected to vest, based on non-market vesting conditions, and recognizes the effect of the change compared to the original estimates, if any, in profit or loss, and respectively in equity.

When exercising the options, the Company issues new shares. The proceeds, less transaction costs that can be attributed directly, are carried to share capital and premium on shares.

W.	Revenue recognition:

Revenue from contracts with customers:

1)	Measuring revenue

The Company recognizes revenue in accordance with International Financial Reporting Standard 15 (hereinafter - IFRS 15). The Group’s revenues are measured according to the amount of consideration to which the Company expects to be entitled in exchange for the transfer of goods or services promised to the customer, except for amounts collected for third parties, such as certain sales taxes. Revenue is shown net of VAT.

The Group does not adjust the amount of consideration promised for the effects of a significant financing component if the Company expects, at the time of entering into the contract, that the period between the date the customer pays for these goods or services will be one year or shorter.

2)	Timing of revenue recognition

In accordance with IFRS 15, the Company recognizes revenue when the customer gains control of the goods or services promised under the contract with the customer. For each performance obligation, the Company determines, at the time of entering into the contract, whether it fulfills the performance obligation over time, or at a point in time.

A performance obligation is satisfied over time, if one of the following criteria is met: (a) the customer receives and consumes at the same time the benefits provided by the Company; (b) the Company’s performance creates or enhances an asset that is controlled by the customer while creating or improving it; or (c) the Company’s performance does not create an asset with an alternative use to the Company, and the Company is entitled to an enforceable payment for performance completed up to that date.

A performance obligation that is not satisfied over time, is satisfied at a point in time.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - PRINCIPAL ACCOUNTING POLICIES: (cont.)

W.	Revenue recognition: (cont.)

Revenue from contracts with customers: (continued)

3)	Types of revenue of the Group:

Sale of storage units

The Group manufactures and sells storage units based on the development and technology it owns. The Group sells the storage units as a finished product.

The sale of storage units is recognized when the Group delivers the product to the customer. Delivery of the storage units does not occur until the products have been sent to the specified location, and the customer has received the products in accordance with the contract of sale and the Group has objective evidence that all the criteria for receipt have been met.

Provision of engineering services

The Group provides, from time to time, ancillary engineering services in connection with the potential sale of the storage units. Revenue from the provision of such services is recognized in the reporting period in which the services are rendered, as the Group’s performance creates an asset that is controlled by the customer while it is created. Revenue is recognized in accordance with the percentage of completion of the specific transaction, which is estimated based on the percentage of services performed in relation to all the services to be performed.

Granting rights for the production and distribution of storage units

The Group grants, at its discretion, rights for production and / or distribution of the storage units in various countries around the world.

The granting of these rights can entitle the Company to revenue, either from payment for production license and its use, and/or royalty income generated from the sale of the storage units by the entity that received the production and distribution rights. Income from production license is recognized when the relevant know-how is transferred to the licensee; royalties are recognized upon sale of units.

Y.	Leases:

1)	The Group leases offices, land and vehicles. Lease agreements are for a period of between 3 and 20 years, but may include extension options.

2)	The Group’s policy with respect to leases in which the Company is the lessee:

The Group assesses, when entering a contract, whether the contract is a lease or whether it includes a lease. A contract is a lease or includes a lease if the contract conveys the right to control the use of an identified asset for a period of time, in exchange for consideration, with the exception of lease transactions for a period of up to 12 months. The Group reassesses whether a contract is a lease or whether it includes a lease only if the terms of the contract have changed.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - PRINCIPAL ACCOUNTING POLICIES: (cont.)

Y.	Leases: (cont.)

On initial recognition, the Group recognizes a lease liability at the present value of future lease payments, which include, inter alia, the exercise price of extension options whose exercise is reasonably certain.

Concurrently, the Company recognizes a right-of-use asset in the amount of the obligation in respect of the lease, adjusted for any lease payments made on or before the start date, less any lease incentives received, plus any initial direct costs incurred by the Group.

Variable lease payments that are linked to the Israeli Consumer Price Index are measured initially by using the existing index at the beginning of the lease, and are included in the calculation of the liability in respect of a lease. When there is a change in the cash flows of the lease as a result of a change in the index, the Group re-measures the liability in respect of the lease based on the updated contractual flows, adjusting respectively the right-of-use asset.

Since the interest rate inherent in the lease cannot be easily determined, the Group’s incremental interest rate is used. This interest rate is the rate that the Group would have been required to pay in order to borrow, for a similar period and with similar collateral, the amounts needed to obtain an asset with a value similar to a right-of-use asset in a similar economic environment.

The lease period is the period during which the lease is non-cancellable, including periods covered by an option to extend the lease that is reasonably certain to be exercised by the Group, and periods covered by an option to cancel the lease if it is reasonably certain that it will not be exercised by the Group.

After the commencement of the lease, the Group measures the right-of-use asset at cost, less accumulated depreciation and accumulated impairment losses, adjusted for any re-measurement of the lease liability. Depreciation on a right-of-use asset is calculated according to the straight-line method, over the estimated useful life of the leased asset or the lease period, whichever is shorter:

Interest on the lease liability is recognized in profit or loss periodically during the lease term, in the amount that produces a constant periodic interest rate on the remaining balance of the lease liability. The lease contractual periodical payment, net of the interest amount, as above, is reduced from the carrying amount of the lease liability. Payment in respect of short-term leases are recognized on a straight-line basis as an expense in profit or loss.

Short-term leases are leases with term of 12 months or less without a purchase option, rentals of such leases, which are not material to the Company, are charged directly to operating expenses (accounted for as operating leases).

Z.	Adoptions of new IFRS guidance

Commencing January 1, 2021, the Company adopted the phase 2 amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 that address the issues that arise during the reform of an interest rate benchmark rate (IBOR), including the replacement of one benchmark with an alternative one.

The adoption of the said amendments did not have a material impact on the financial statements.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS:

Estimates and judgments are constantly reviewed, and are based on past experience and other factors, including expectations regarding future events, which are considered reasonable in light of existing circumstances.

The Company formulates estimates and assumptions regarding the future. By their very nature, it is rare for the resulting accounting estimates to be identical to the actual reference results. The estimates and assumptions, for which there is a significant risk of making material adjustments to the book values of assets and liabilities during the next fiscal year, are detailed below.

A.	Government grants

The total grants received by the Company from Israeli government authorities, Bird Foundation and NYPA (see Note 12B), for which there may be an obligation to pay royalties, amounted to USD 4.7 million and USD 4.4 million as of December 31, 2021 and 2020, respectively. As stated in Note 2G, Company’s Management must examine whether there is reasonable assurance that the grants received will not be refunded. Also, in a situation where, at the time of initial recognition, the grants were credited to the statement of comprehensive loss, management must assess in subsequent periods whether the success of the projects and payment of royalties has reached the position it is reasonably assured. In accordance with management’s assessment, the financial statements include liabilities in respect of grants received, in relation to the Company’s expected revenues, as estimated by management. The total royalty liabilities in respect of the grants received, based on the discounted estimated royalties, amount as of December 31, 2021 and 2020 to approximately USD 2.3 million and USD 2.2 million, respectively. Discount rate applied to liabilities recognized in 2020 and 2021 is 12.5%.

B.	Development costs

Development costs are recorded in accordance with the accounting policies detailed in Note 2E. Company’s Management has examined the conditions for capitalization of such costs specified in Note 2E as aforesaid and in its opinion, as of December 31, 2021 and 2020, and as of the date of preparation of these financial statements, the conditions have not been met. Therefore, as of December 31, 2021 and 2020, the Company has not yet capitalized such amounts and research and development expenses were charged to the statement of income.

C.	Impairment evaluation - Rotem 1 Project

As of December 31, 2019, the carrying amount of the Rotem 1 project was written down to its recoverable amount, determined on value-in-use basis, which was calculated on the basis of the cash flows expected from the operation of the facility for 50 years.

As of December 31, 2020, management changed its above assessment, taking into account the uncertainties with regard to the project (see also Note 7B). Consequently, it has written down, as of December 31, 2020, the value of the Rotem 1 project to its recoverable amount, which was determined according to the realization value of the main asset - the steam turbine and its ancillary equipment (“the turbine”)- which can be realized immediately. As of December 31, 2021, the turbine amount was updated to its current realization value.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

A.	Financial risk management

The Company’s activities expose it to various financial risks, the main being liquidity risk. The cash flow projections are performed by the Group’s Finance Division. The Group’s Finance Division examines current forecasts of liquidity requirements of the Group to ensure that there is sufficient cash for operational needs, see also Note 1C.

The table below presents an analysis of the Group’s non-derivative financial liabilities classified into relevant maturity groups, according to the period remaining to the date of their contractual maturity as of December 31, 2021 and 2020. The amounts shown in the table are undiscounted contractual cash flows:

	Less than 1 year	Between 1 -2 years	Between 2 – 5 years	Over 5 years
	USD in thousands
BALANCE AS OF DECEMBER 31, 2021:
Credit and bank loans	5	-	-	-
Trade and other payables	1,755	-	-	-
Lease liabilities	954	768	1,469	1,448
Liability for royalties*	41	343	2,763	3,068
	2,755	1,111	4,232	4,516
BALANCE AS OF DECEMBER 31, 2020:
Credit and bank loans	16	5	-	-
Shareholder’s loans	964	-	-	-
Trade and other payables	1,244	-	-	-
Lease liabilities	541	406	1,033	1,644
Liability for royalties*	-	475	2,476	1,239
	2,765	886	3,509	2,883

*	Estimated timing and amounts, based on management revenue projections (see Note 3A).

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (cont.)

B.	Changes in main financial liabilities in respect of which cash flows are classified as cash flows from financing activities:

	Bank loans	Related Party loan	Liability for share options	Convertible loans	Liability for royalties	lease liabilities
	USD in thousands
Balance as of January 1, 2020	2,980	901	-	1,556	369	2,295
Changes during 2020:
Cash flows paid	(1,618)	-	-	-	-	(497)
Amounts carried to profit or loss	(855)	(4)	730	93	1,807	104
Share options issued in a settlement of loan arrangement (Note 13A)	(494)	-	494	-	-	-
Changes in leases	-	-	-	-	-	777
Amounts carried to equity	-	-	-	(1,665)	-	-
Translation differences	8	67	39	16	28	194
Balance as of December 31, 2020	21	964	1,263	-	2,204	2,873
Changes during 2021:
Cash flows received	-	-	-	-	24	-
Cash flows paid	(16)	(949)	-	-	(12)	(546)
Amounts carried to profit or loss	-	-	(1,053)	-	(13)	179
Changes in leases	-	-	-	-	-	789
Translation differences	-	(15)	3	-	75	107
Balance as of December 31, 2021	5	-	213	-	2,278	3,402

C.	Foreign Currency risk:

The Group is exposed to foreign currency risk mainly with respect to revenue generated outside of Israel, the purchase of raw materials, foreign subcontractors and/or advisors and royalty liabilities that are denominated or linked to the USD. The currencies in which most expenses are denominated are NIS (mainly payroll expenses), the dollar, and to a lesser degree, the Euro.

Also, as explained in Note 1B, fluctuations in foreign currency exchange rates may affect the profitability of the Company projects in the countries that it operated.

Consequently, the Group is exposed mainly to fluctuations in the dollar/NIS. As of December 31, 2021 and 2020, the balance of USD liability for royalties amounted to USD 1,605 thousand and USD 1,812 thousand, respectively. An increase of 5% in the exchange rate of the NIS/USD, while all other variables remain constant, will increase the Company’s loss and accumulated deficit by USD 77 thousand.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT: (cont.)

C.	Foreign Currency risk (cont.):

The exchange rates of the USD and the changes therein during the reporting periods, are as follows:

	2021	2020
	1 USD =

Exchange rate at December 31,	NIS 3.110	NIS 3.215

Decrease during the year	(3.3)%	(7.0)%

D.	Fair value estimates of financial instruments (that are not presented at fair value)

The book value of financial balances constitutes a reasonable approximation of their fair value since the effect of capitalization is not material.

NOTE 5 - CASH AND CASH EQUIVALENTS:

	December 31
	2021	2020
	USD in thousands
Cash at bank*	7,657	138
Short-term bank deposits	623	2,140
	8,280	2,278
	7,547	123

*	Denominated in foreign currency

NOTE 6 - RECEIVABLES:

	December 31
	2021	2020
	USD in thousands
Institutions	212	188
Grants receivable (see Note 2G)	204	284
Others	137	123
	553	595

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT:

A.	The composition of assets and accumulated depreciation, grouped by major classifications:

	Plant	Computers and equipment	Leasehold improvement	Office Furniture and equipment	Vehicles	Total
	USD in thousands
Cost:
Balance as of January 1, 2021	1,850	626	501	158	152	3,287
Additions	193	32	-	1	14	240
Disposals	(414)	-	-	-	-	(414)
Translation differences	49	23	18	5	6	101
Balance as of December 31, 2021	1,678	681	519	164	172	3,214
Accumulated depreciation:
Balance as of January 1, 2021	288	602	376	82	83	1,431
Additions	171	19	26	10	24	250
Disposals	(103)	-	-	-	-	(103)
Translation differences	11	20	15	3	4	53
Balance as of December 31, 2021	367	641	417	95	111	1,631
Depreciated balance as of December 31, 2021	1,311	40	102	69	61	1,583

Cost:
Balance as of January 1, 2020	1,298	561	466	144	158	2,627
Additions, net **	425	21	-	2	-	448
Disposals	-	(*)	-	-	(17)	(17)
Translation differences	127	44	35	12	11	229
Balance as of December 31, 2020	1,850	626	501	158	152	3,287
Accumulated depreciation:
Balance as of January 1, 2020	125	542	324	67	57	1,115
Additions	144	16	26	10	24	220
Disposals	-	(*)	-	-	(3)	(3)
Translation differences	19	44	26	5	5	99
Balance as of December 31, 2020	288	602	376	82	83	1,431
Depreciated balance as of December 31, 2020	1,562	24	125	76	69	1,856

*	Amounts less than USD 1 thousand.

**	Less amounts received as a grant.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT: (cont.)

B.	Rotem 1 project

The Rotem 1 project, owned and executed by the subsidiary Brenmiller Rotem, was initiated and planned as a facility for generating electricity to be sold to the Israel Electricity Corporation (IEC) for a period of 20 years from the date of operation of the facility, using thermo-solar technology, combining energy storage and gas use.

The Project construction has been on hold from the end of 2019, and as of December 31, 2020, it was presented net of an impairment loss of USD 2,973 thousand, to reflect the value of its main realizable asset (see Note 3C). During 2021, following the Company’s decision to focus on its core technology, other than the initialization and operation of power plants, the Company negotiated the sale of most of its control in Brenmiller Rotem to a third party, and complete the project as an operating contractor for a potential buyer who will finance the completion of the project. On November 8, 2021, the Company reported that the potential buyer was not able to raise the necessary funds for the transaction and that the above negotiations were terminated.

On December 17, 2021, the conditional license of Brenmiller Rotem for generating electricity expired, and in February 2022, Brenmiller Rotem informed the lessor of the land in the Rotem Industrial Park that is located in Dimona, Israel, on its intention to terminate the lease (see also Note 8C).

Consequently, the Company is considering its following steps, including inter-alia, abandoning of the project, and the sale of the Turbine and associated equipment (see Note 3C).

NOTE 8 – RIGHT-OF-USE ASSETS AND LEASE LIABILITIES:

This Note refers to leases in which the Group is the lessee.

A.	Right-of-use assets:

	Land	Offices and buildings	Vehicles	Total
	USD in thousands
Cost:
Balance as of January 1, 2021	1,664	1,556	361	3,581
Additions and modifications during the year	-	400	389	789
Translation differences	57	71	20	148
Balance as of December 31, 2021	1,721	2,027	770	4,518
Accumulated depreciation:
Balance as of January 1, 2021	166	591	221	978
Depreciation	83	276	112	471
Translation differences	9	30	12	51
Balance as of December 31, 2021	258	897	345	1,500
Depreciated balance as of December 31, 2021	1,463	1,130	425	3,018
Depreciation period	20 years	3- 6 years	3 years

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – RIGHT-OF-USE ASSETS AND LEASE LIABILITIES: (cont.)

A.	Right-of-use assets (cont.):

	Land	Offices and buildings	Vehicles	Total
	USD in thousands
Cost:
Balance as of January 1, 2020	1,548	824	191	2,563
Additions and modifications during the year	-	621	156	777
Translation differences	116	111	14	241
Balance as of December 31, 2020	1,664	1,556	361	3,581

Accumulated depreciation:
Balance as of January 1, 2020	77	268	109	454
Depreciation	78	283	97	458
Translation differences	11	40	15	66
Balance as of December 31, 2020	166	591	221	978
Depreciated balance as of December 31, 2020	1,498	965	140	2,603

B.	Leases liabilities:

	Land	Offices and buildings	Vehicles	Total
	USD in thousands
Balance as of January 1, 2021	1,704	1,022	147	2,873
Additions	-	400	389	789
Interest expense	62	110	7	179
Lease payments	(67)	(358)	(121)	(546)
Translation differences	56	43	8	107
Balance as of December 31, 2021	1,755	1,217	430	3,402

Current maturities of lease obligations	337	433	184	954
Long-term lease obligations	1,418	784	246	2,448
Balance as of December 31, 2021	1,755	1,217	430	3,402
Balance as of January 1, 2020	1,611	580	104	2,295
Additions	-	621	156	777
Interest expense	61	38	5	104
Lease payments	(88)	(291)	(118)	(497)
Translation differences	120	74	-	194
Balance as of December 31, 2020	1,704	1,022	147	2,873

Current maturities of lease obligations	272	183	86	541
Long-term lease obligations	1,432	839	61	2,332
Balance as of December 31, 2020	1,704	1,022	147	2,873

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – RIGHT-OF-USE ASSETS AND LEASE LIABILITIES: (cont.)

C.	Additional lease information:

1)	On July 15, 2015, the Company entered into an agreement to lease its offices in Park Afek, Rosh Ha’ayin. The said lease agreement was signed for a period of five years from the date of the contract, with an option to renew for an additional 5 years. The agreement includes a stipulation that the Company is given the right to terminate the contract from July 2017 and each subsequent year until the end of the agreement period in exchange for cash compensation, as defined in the agreement. As of May 1, 2019 and as part of the reduction of the leased area, the rent was reduced by NIS 5 thousand per month. In February 2020, the lease option was exercised for an additional 5 years until August 2025, while updating the leased area and rent.

2)	On March 9, 2014, Brenmiller Rotem entered into an agreement to lease land owned by the State of Israel, on which Brenmiller Rotem was establishing, installing and operating Rotem 1, for a period of 10 years from the date of the transfer of possession to Bernmiller Rotem with an option to extend the agreement for another 10 years. Bernmiller Rotem received possession of the land during the month of December 2017. The lease is secured by a NIS 250 thousand guarantee. Subsequent to December 31, 2021, Bernmiller Rotem gave notice to the lessor of its intention to cease the lease with immediate effect. At the time of approval of these financial statements, the parties have negotiated and agreed in principle on the terms of termination of the lease, which allows Bernmiller Rotem to terminate the lease agreement on March 31 2022, if no third-party buyer that can provide the financing needs of the project, is found by then. Based on the understanding with the lessor, and taking into account any evacuations expenditures, which are considered immaterial, management is in the opinion that if the lease is terminated on March 31, 2022, this would not have a material effect on the consolidated operating results.

3)	The building that serves as the Company’s manufacturing plant (see Note 8B) is leased for a period of 10 years that ends in February 2028. According to the terms of the agreement, the Company may bring the lease period to an end at any time, by giving 90 days notice to the property owner. On July 1, 2021, the Company entered into a new lease agreement with the lessor, for alternate premises. The new lease period ends on June 30, 2024, with an option for 2 additional years. Consequently, an additional liability and right of use asset of approximately USD 400 thousand was recognized in the second half of 2021 for a lease period of three years.

NOTE 9 - TAXES ON INCOME:

A.	Taxation of companies in Israel

The revenue of the Company and its subsidiaries in Israel is subject to corporate tax at a regular rate.

The corporate tax rate that applies to years 2020, 2021 and onwards is 23%.

Capital gains of the Company and its subsidiaries in Israel are taxable according to the regular corporate tax rate applying to the tax year.

B.	Losses carried forward for tax purposes

As of December 31, 2021, the Company had losses carried forward in the amount of approximately USD 65 million.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - TAXES ON INCOME: (cont.)

C.	Deferred taxes

The Company did not recognize deferred tax assets in respect of losses for tax purposes (see B. above) since their utilization is not expected in the foreseeable future.

D.	Tax assessments

The Company files consolidated tax returns with its subsidiary Brenmiller Rotem. The Company has final tax assessments up to and including the tax year 2016. The subsidiaries have not been assessed for tax purposes since their incorporation.

NOTE 10 - OTHER PAYABLES:

	December 31
	2021	2020
	USD in thousands
Employees and employee institutions	871	780
Expenses payable	620	222
Other liabilities	132	9
	1,623	1,011

NOTE 11 - EQUITY:

A.	Share capital

The Company’s share capital, as of December 31, 2021 and 2020, consists of ordinary shares with a par value of NIS 0.01 per share (“Ordinary Shares”) that are traded on the Tel Aviv Stock Exchange “(TASE”). Subsequent to December 31, 2021, and following the approval of its shareholders’ meeting held on February 9, 2022, the Company made a reverse stock split of its Ordinary Shares so that every two shares of NIS 0.01 par value were consolidated to one Ordinary Share of NIS 0.02 par value (“the reverse stock split”). The reverse stock split took effect on February 20, 2022. Ordinary Shares’ data in these financial statements, have been adjusted retroactively to give effect to the above 2:1 reverse stock split, and the consequent changes made to warrants and options issued by the Company, to date.

Changes during 2020 and 2021 are as follows:

	Number of shares
	2021	2020
Issued and paid Ordinary Shares of NIS 0.02
Outstanding shares at the beginning of the year	11,119,303	7,711,666
Shares issued in public offering and private placements during the year	2,585,025	2,509,689
Share issued for warrants exercised during the year	-	12,375
Share issued for share options exercised during the year	2,000	51,000
Conversion of convertible loans during the year	-	834,573

Outstanding shares at the end of the year	13,706,328	11,119,303
Authorized	50,000,000	50,000,000

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY: (cont.)

A.	Share capital (cont.)

1)	On June 14, 2020, the Company completed a capital raising of USD 1.4 million through a private offering in which 416,665 Ordinary Shares and 499,998 non-marketable warrants that can be exercised into 249,999 Ordinary Shares of NIS 0.02 of the Company were issued. Every two warrants are exercisable, for a period of 4 years from issuance, at the price of 18 New Israeli Shekels. The consideration received for the warrants and the shares was recorded on a relative fair value basis.

2)	On June 4, 2020, an investment agreement was signed between the Company and Mr. Rani Zim (including through companies under his control and / or those on his behalf). On July 23, 2020 and after the approval of the Company’s General Meeting, the transaction was completed, in which the Company issued Mr. Rani Zim and Mr. Yoav Kaplan a total of 2,093,024 Ordinary Shares of NIS 0.02 par value, for consideration of USD 5.3 million. Following the completion of the said transaction, Mr. Yoav Kaplan was appointed as a director of the Company.

3)	On July 23, 2020, upon the execution of the investment agreement as above, the two convertible loans made to the Company during September-October 2019, were automatically converted according to their terms. In this framework, the cumulative debt and interest of approximately USD 1.7 million was converted into 834,573 Ordinary Shares of NIS 0.02 par value of the Company.

4)	On February 8, 2021, the Company completed a public offering in the Tel Aviv stock exchange, pursuant to a Shelf Offering Report. As part of the offering, 314,215 Ordinary Shares of NIS 0.02 par value of the Company were issued to the public. The total gross consideration that the Company received amounted to approximately USD 3.0 million, before issuance costs.

5)	On February 18, 2021, the Company completed a capital raising in an amount of approximately USD 5.6 million by means of a private placement, in which 600,500 Ordinary Shares of NIS 0.02 par value were issued.

6)	On October 31, 2021, and as part of the Company’s preparation for listing on Nasdaq, the Company entered into an investment agreement with 4 accredited investors that includes a private placement of the Company’s Ordinary Shares and warrants for a capital investment of USD 15 million, to be made in two stages.

According to the agreement, upon closing of the first stage on December 30, 2021 the Company received an aggregate amount of USD 7.5 million against the issuance of 1,670,310 Ordinary Shares of NIS 0.02 par value.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY: (cont.)

A.	Share capital (cont.)

An additional investment of USD 7.5 million, which will include the issuance of additional 1,517,655 Ordinary Shares and 152,655 prefunded warrants to purchase Ordinary Shares of NIS 0.02 par value, at an exercise price of NIS 0.60 per ordinary share exercisable immediately upon issuance, will be made upon the approval of the Company’s Ordinary Shares for listing on a tier Nasdaq and the effectiveness of a registration statement covering the resale of the Ordinary Shares and the ordinary shares underlying the Prefunded Warrants. The Private Placement included an undertaking of the Company to file a registration statement with the SEC within 45 days from the First Closing.

In connection with the Private Placement, Mr. Avraham Brenmiller, the controlling shareholder, has agreed to refrain from selling any of his interests in the Company until at least the later of (i) 180 days after the First Closing, or (ii) the date on which the Company’s Ordinary shares are listed on Nasdaq.

In connection with the above investment agreement and its facilitation of, the Company is committed to pay transaction fees to a third party consisting of cash consideration of USD 275 thousand and 107,192 non marketable options, exercisable into 53,596 Ordinary Shares of the Company, for an exercise price of NIS 14.18 per one Ordinary Share of 0.02 par value. The above fees are paid proportionately upon the closing of each stage of the investment agreement. Consequently, and in relation to the first stage, issuance costs of USD 284 thousands, including the value attributed to the options granted of USD 138 thousands, were charged to premium derived from the issued Ordinary Shares. The value attributed to the above options was calculated according to the Black and Scholes formula.

B.	Warrants

1)	Warrants (series 1)

Series 1 were issued on February 27, 2018 as part of a public offering in TASE which included 600,000 Ordinary Shares and 1,200,000 warrants, exercisable to 600,000 Ordinary Shares. Every 2 warrants are exercisable to 1 Ordinary share of NIS 0.02 par value, for NIS 34 per share, for a period of 2 years. During 2020, a total of 24,315 warrants (Series 1) were exercised in exchange for approximately USD 120 thousand. On March 1, 2020, the remaining warrants (Series 1) expired.

2)	Warrants (series 2 and 3)

These warrants were issued on November 16, 2020, in a public offering in TASE under a Shelf Offering Report, which included 400,000 warrants (Series 2) and 400,000 warrants (Series 3). The total gross proceeds received in the offering amounts to approximately USD 0.74 million, before issuance expenses. Every two warrants (Series 2) are exercisable for NIS 48, to 1 Ordinary Share of NIS 0.02 par value of the Company for a period of one year. Every two options (Series 3) are exercisable for NIS 70, to 1 Ordinary Share of NIS 0.02 par value of the Company for a period of three years.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – EQUITY: (cont.)

B.	Warrants (cont.)

2)	Warrants (series 2 and 3)(cont.)

Under an arrangement offered by the Company to the holders of its series 2 and 3 warrants, approved by the district court in Lod on October 26, 2021, and after the approval of a special general meeting of the abovesaid warrant holders, the period for exercise of the above warrants was extended by one year (through November 15, 2022 for series 2 and November 15, 2024 for series 3). All other terms of the warrants remain unchanged. As of the approval date of these consolidated financial statements, no warrants have been exercised yet.

3)	The above warrants are quoted on the TASE. As to the issuance of non-marketable warrants in a private placement on June 14, 2020 - see A1) above.

C.	Share-based payments:

1)	In July 2013, the Company’s Board of Directors approved the allotment of 1,000,000 share options, exercisable into 500,000 Ordinary Shares of NIS 0.02 par value of the Company (“the 2013 Plan”), which was increased by additional frame amounts of 200,000 options and 1,000,000 options, approved on September 15, 2020 and November 10, 2021, respectively. The options can be exercised for 10 years from the date of their allotment. An option that is not exercised by that date will expire.

Pursuant to the options plan, the options for the Company’s employees and officers, other than its controlling shareholder, will be allocated under Section 102 of the Israeli Income Tax Ordinance (where the Board of Directors can determine the type of option as “Option 102 in the Non-Trustee Track” or “Option 102 in the Trustee Track”) and the options for persons who are not employees or officers in the Group, in addition to the controlling shareholder of the Group, will be allocated in accordance with Section 3(i) of the Israeli Income Tax Ordinance.

2)	On August 2, 2020, the Board of Directors approved the grant, under the 2013 Plan, of 461,500 share options that can be exercised to 230,750 Ordinary Shares of NIS 0.02 par value of the Company to officers, employees of the Company and a service provider. The options were allotted on September 13, 2020. Every two options are exercisable into one ordinary share for a consideration of 26 New Israeli Shekels. The options vest evenly over four years from the date they were granted (September 13, 2020).

The economic estimated value of the options totaled USD 664 thousand, calculated according to the Black and Scholes formula, based on the following assumptions: expected dividend 0%, standard deviation between 78% -105% and risk-free interest of 0.1%. The degree of volatility is based on the historical volatility of the Company’s share for the corresponding periods over the expected life of the option up to the date of exercise (2.5 years in average).

3)	In July 2021, the Company published a non-exceptional and insignificant private placement report to a provider of services to the Company, who serves in the role of Chairman of the Advisory Committee, for 144,432 non-marketable and non-transferrable share options, that are exercisable into 72,216 Ordinary shares of NIS 0.02 par value of the Company.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - EQUITY: (cont.)

C.	Share-based payment: (cont.)

36,108 of the issued and allotted options vest over a period of six months, after which they are exercisable to 18,054 Ordinary Shares (every two options confer the right to one Ordinary Share of NIS 0.02 par value for NIS 0.6 per share). The remaining 108,324 options are exercisable to 54,162 Ordinary Shares’ so that every 2 options confer the right to one Ordinary Share of NIS 0.02 par value for NIS 23.6 per share, and vest as follows; 25% after 12 months, and the remaining 75% on a monthly basis over a period of 36 months, that starts after the first 12 months. The above 36 months may be accelerated to 24 months vesting period, or 12 months vesting period, in certain events. All options expire after 5 years.

The options were valued at USD 247 thousand, according to the Black and Scholes formula, based on the following assumptions: expected dividend 0%, standard deviation 76%, risk-free interest of 0.1% and expected life to exercise of 5 years.

4)	On October 31, 2021, the Company’s Board of Directors approved the grant, under the 2013 Plan, of 486,500 non-marketable share options to 26 employees and advisors (three of which are officers of the Company), under the 2013 share options plan of the Company. Every two options are realizable into 1 Ordinary Share of NIS 0.02 par value of the Company (subject to adjustments), for NIS 19.4, in a cashless exercise manner, in which the grantor will receive Ordinary Shares that reflect the benefit component in the realized options. The option vest in three equal portions over a period of three years and expire after 10 years from the grant date.

The options were valued at USD 1,056 thousand (of which the officers’ options amount to USD 313 thousand), according to the Black and Scholes formula, based on the following assumptions: share price of NIS 9.81 (adjusted to reflect a transaction occurred immediately after the grant), expected dividend 0%, standard deviation 76%, risk-free interest of 0.1% and expected life to exercise of 6 to 10 years.

5)	As to the grant of non-marketable share options to a mediator – see A6 above.

6)	As to share options granted subsequent to December 31, 2021 – see Note 17B.

	Year ended December 31, 2021		Year ended December 31, 2020
Relating to options:	Number of potential Ordinary shares *	Exercise price range**	Number of potential ordinary shares *	Exercise price range**
Outstanding at beginning of the year	438,250	NIS 26; USD 10.0	323,600	USD 10.0
Granted	342,264	NIS 14.18 – 23.4	230,750	NIS 26.0
Exercised	2,000	USD 10.0	43,000	USD 10.0
Forfeited	29,500	NIS 26; USD 10.0	3,000	USD 10.0
Expired	9,500	NIS 26; USD 10.0	70,100	USD 10.0
Outstanding at end of the year	739,514	NIS 14.18; USD 10.0	438,250	NIS 26; USD 10
Exercisable at end of the year	282,861	NIS 23.4; USD 10.0	175,800	USD 10.0

*	Adjusted to reflect the reverse stock split (see A above). Pertains to Ordinary Share of NIS 0.02 par value.

**	Per 1 Ordinary Share of NIS 0.02 par value. Exercise price is quoted in denominated currency, see relevant exchange rates in Note 4C.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - PLEDGES, GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES:

A.	As of December 31, 2021, the Company and Brenmiller Rotem have pledged deposits of USD 179 thousand (presented as long-term restricted deposits) against bank guarantees in respect of the lease agreements for offices and land of the Rotem 1 Project, and additional deposits of USD 47 thousand (presented as short-term restricted deposits), against a guarantee in favor of the Electricity Authority, a program with the Ministry of Energy and for securing credit.

B.	Commitments:

Development and recruitment services:

1)	The Company has entered into an agreement with a number of service providers for the purpose of locating and recruiting investors. The consideration for these agreements is on a basis of success in recruitment only, at a rate of 2% to 5% of the gross investment amount that will be recorded as share issuance costs that will be deducted from the premium on shares.

2)	During 2015, the Company began receiving promotion and development services for a power station in another project from a third party. As part of the understandings, the third party is entitled to a one-time compensation of USD 500 thousand at the closing date of the financing for the Rotem 2 project only, and also for reimbursement of certain expenses subject to the agreement requirements. As of December 31, 2021, no provision was recognized in respect of the above compensation commitment as the probability for progress of the Rotem 2 project is remote.

Grants:

3)	A) In January 2018, the Company entered into a cooperation agreement with the New York Power Authority (hereinafter - “NYPA” and “NYPA Agreement”) for the purpose of establishing a pilot facility, installation of HTS-CHP unit (hereinafter – “the Product”), in New York State (hereinafter - “NYPA Project”). Pursuant to the provisions of the NYPA Agreement, signed for a period of 10 years, and amendment made thereto in prior years, NYPA will be responsible for the cost of engineering services and the cost of materials required for the integration of the Product, to provide technical and logistical support for the commissioning of the Product and will support the marketing efforts of the thermal storage solution developed by the Company in the US and Canada.

B) Project financing – the Company and NYPA ((hereinafter – “the Parties”) received a conditional grant from the Bird Foundation (Israel-United States Research and Development Foundation) (hereinafter - the “Bird Foundation”), in the sum of USD 1,000,000, under a cooperation and financing agreement with the Bird Foundation that was signed in April 2018. The Company is committed to pay the Bird Foundation royalties from gross revenues derived from the sale, leasing or other marketing or commercial exploitation, including service or maintenance contracts of the Product, or the licensing of the Product, at the rate of 5%, up to a maximum refund of 150% of the total amount of the grant, subject to the extension of the repayment period.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - PLEDGES, GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES: (cont.)

B.	Commitments (cont.)

Grants: (continued)

C)  The Company will pay NYPA royalties from gross sales made, beginning June 1, 2022, until NYPA has been fully compensated for the expenditure amounts (per A above) agreed between the parties. Royalties shall be retroactive and include the Company’s gross sales from all its applications since January 11, 2018 at the rate of 5%. As of December 31, 2021, the total basis amount for such royalty payments, amounts to USD 1,148 thousand. After NYPA is fully compensated for the above amount, NYPA shall receive 3.5% royalties from gross sales made within the US territory, for the remainder of a 10-year-period beginning upon the initial sale or licensing of the Product to a third party, or to the end of the term of the NYPA Agreement, whichever is longer.

Subsequent to December 31, 2021, the installation phase of the facility was completed and the project commenced its running-in phase. The pilot facility includes a thermal storage unit developed by the Company, that will provide electricity and hot water to the campus of a university in north New York.

4)	Through December 31, 2021, the Company received grants from the Innovation Authority in the cumulative amount of approximately USD 4.3 million for support programs in research and development activities. In exchange for the support from the Innovation Authority, the Company is subject to the provisions of the Encouragement of Research and Development Law in connection with intellectual property and is also obligated in the payment of royalties at a rate of between 3% and 5% (in accordance with the Encouragement of Research and Development in Industry Regulations (Rate of Royalties and Rules for their Payment), 5756 - 1996) from all revenues from the use of technology developed up to the ceiling of USD 3.6 million out of the total amount of such support, linked to the dollar, and bearing LIBOR interest. Subject to the Company’s announcement to the Innovation Authority regarding the feasibility of a partial transfer of production outside Israel, the royalty ceiling was increased to 120% of the above amounts received.

In the opinion of Company’s management, out of the total of USD 3.6 million received, an amount of USD 0.9 million is for technology that has not matured into a product and for which no revenue is expected and therefore the refunds of grants are not expected. Royalties’ liability for the remaining USD 2.7 million (discounted), was recognized in the accounts.

5)	During June 2018, the Ministry of Economy and Industry, through the Israel Investment Authority Administration, approved for the Company (within the framework of the Capital Investment Encouragement Law) an investment program in the amount of USD 24 million for the establishment of a plant with the grant amount of 20% of the total program, approximately USD 5 million. As of December 31, 2021, execution of this program has not yet commenced.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - PLEDGES, GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES: (cont.)

B.	Commitments (cont.)

Grants: (continued)

6)	As of December 31, 2021, the Company received grants from the Israel Ministry of Energy in the cumulative amount of approximately USD 0.7 million for support programs in research and development activities. In return, the Company is obligated, inter alia, to pay royalties of between 3% and 5% of all revenues from the use of the technology developed, up to the ceiling of the total amount of such support which is linked to the Israeli Consumer Price Index plus annual interest at the rate established by the Israeli Accountant General.

7)	In 2018 and 2019, the Company was approved two support programs of the Israel Ministry of Economy and Industry in the amount of approximately USD 56 thousand each in connection with the Company’s international marketing activities. In return for the said support, the Company is obligated to pay royalties of 3% of the Company’s revenues from exports to countries for which the support was received.

8)	As to royalties’ liability with respect to EIB financing – see Note 13A.

9)	In accordance with the update of management’s assessment regarding the expected income from the sale of storage units in the coming years, liabilities in respect of the grants received were included in the financial statements.

The total liabilities for royalties in respect of the grants received as of December 31, 2021 and 2020, amount to approximately USD 2.3 million and approximately USD 2.2 million, respectively.

As of December 31, 2021, the total theoretical liability to pay royalties with respect to the above government grants is approximately USD 6.2 million.

NOTE 13 - LOANS:

	December 31
	2021	2020
	USD in thousands
Current liabilities
Shareholders’ loan (Note 17D)	-	964
Bank credit and loans (see B below)	5	16
	5	980
Non-current liabilities
Bank loan	-	5
	5	985

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – LOANS: (cont.)

A.	Financing agreement with the European Investment Bank (hereinafter: “EIB”)

On March 31, 2021, the Company and EIB signed an agreement for the receipt of financing for 50% of the actual cost of the establishment of an advanced production plant for thermal storage systems in Israel (“the financing agreement”), the main terms of which are as follows:

1)	The financing is limited to an amount of Euros 7.5 million.

2)	The loan will be provided to the Company under the joint investment (Co-funding) path, where EIB will enable the drawing down of an identical amount to the extent of the investment in equity, which has been executed or which may be executed in the Company. The drawing down of the loan will be done in 2 tranches – the first, of up to the amount of Euros 4 million, within a period of 12 months from signing the financing agreement and the second, in an amount of up to Euros 3.5 million, within a period of 36 months from signing the agreement.

3)	Significant terms for the drawing down of the tranches are, inter alia: The recruitment of equity in cash at a level that shall not be less than the amount of the draw down, the Company’s accreditation pursuant to the ISO standards, a cash flows forecast for a period of 12 months for the Company, pursuant to which the Company has sufficient liquidity in order to meet its liabilities for a period of at least 12 months from the time of the draw down, confirmation of compliance with covenants at the time of the draw down, the non-existence of insolvency proceedings against the Company, the approval of the Innovation Authority and the Ministry of Economics for the pledges required under the financing agreement and the receipt of the Ministry of Energy’s approval for the loan borrowings under the financing agreement.

4)	The EIB has the right to cancel part of the loan that has not been granted to the Company and to demand the immediate repayment of the amount of the loan that has been made available to the Company in the event of a change in control in the Company.

5)	Upon receipt of the loan, the Company will pledge the equipment that has been agreed upon in the financing agreement as well as all of the revenues generated from the sale of thermal energy storage systems manufactured by the Company under a first ranking fixed lien.

6)	The Company is to comply with the following main covenants: a prohibition on the sale of certain assets except in the regular course of business, a prohibition on the execution of a merger or a structural change in the Company’s group, except in the cases that have been determined in the financing agreement with the bank, the Company may not distribute a dividend except in the cases that are set forth in the financing agreement with bank, the Company will be entitled to receive a government grant up to the amount that is set forth in the financing agreement with the bank, and the Company is to hold cash and cash equivalents in an amount of not less than 350 thousand Euros at all times.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – LOANS: (cont.)

A.	Financing agreement with the European Investment Bank (hereinafter: “EIB”) (cont.)

7)	The loan is for a period of 6 years from the time of the drawing down of the tranche with an average interest rate of 4%.

In the first three years, only interest will be payable on the loan, whereas in the fourth, fifth and sixth years, 3 identical payments of principal and interest will be payable.

In addition, the Company will pay royalties to EIB at a rate of 2% of the sum of the Company’s sales up to the extent of the loan that has actually been drawn down (up to additional 100%).

If the Company does not draw down any amount whatsoever under the financing agreement within 6 months from the time of signing thereof, it will be required to make a payment to EIB at a rate of approximately 1% of the level of the credit.

As of the time of the approval of the statement of financial position, no loan has been drawn down within the framework of this agreement. In December 2021, it was agreed between the parties to extend the first tranche draw down period, and postpone the above 1% charge, for an additional 6 month period.

B.	Loan settlement and warrants

On June 29, 2020, the Company and Bank Leumi Le-Israel Ltd. (the “Bank”) signed a final outline plan for the early repayment and settlement of Brenmiller Rotem’s remaining debt of USD 3.1 million and credit facitlity of NIS 25 million to the bank. Under the plan, and pursuant to an agreement signed on July 20, 2020, the Company paid USD 1.52 million in cash, allowed the forfeiture of a pledged deposit of approximately USD 109 thousand, and issued 370,000 non-marketable share options (warrants) that can be exercised to 185,000 Ordinary Shares of NIS 0.02 of the Company (see also Note 11A.) with a total value of approximately USD 494 thousand (calculated according to the “Black & Scholes” model), and thus fulfilled all its obligations to the Bank under the above plan and settlement agreement. Subsequent to the above, the Bank waived and gave up any claim, pledge and guarantees provided by the Company in favor of the Bank.

Consequently, the Company recognized USD 0.9 million as financial income.

The warrants, which have a net exercise mechanism (cashless), are a derivative financial liability that is measured at fair value through profit or loss. They are exercisable at any time, based on share price of NIS 30.70, for a period of 3 years.

As of December 31, 2021 and 2020, the fair value of the Bank options was estimated at approximately USD 213 thousand and USD 1,263 thousand, respectively. The fair value adjustment of approximately USD 1,053 thousand and USD 730 thousand, was recognized as financial income (expenses), for the years ended December 31, 2021 and 2020, respectively.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – LOANS: (cont.)

B.	Loan settlement and warrants (cont.)

The above fair values (level 2 in the hierarchy), were calculated according to the Black and Scholes formula and is based on the following assumptions:

	December 31,
	2021	2020
Standard deviation*	71%	91%
Risk free interest	0%	0%
Expected dividend	0%	0%
Exercise period	1.5 years	2.5 years
Actual Share price (in dollars, unadjusted)	3.0	5.9

*	The degree of volatility is based on the historical volatility of the Company’s share for the corresponding periods over the expected life of the option up to the date of exercise.

C.	On September 9, 2019 and October 10, 2019, the Company entered into two agreements for convertible loans in the amount of approximately USD 0.6 million and USD 1.0 million, respectively (hereinafter: “the Convertible Loans”), which were received on September 10, 2019 and October 15, 2019, respectively, and which were convertible into a total of 1,644,000 NIS 0.01 par value ordinary shares of the Company (consolidated thereafter to 822,000 shares of NIS 0.02 par value – see Note 11A). The convertible loans were provided for a period of 6 months from the date of their provision bearing annual interest rate of 5%. During 2020, the convertible loans were extended until September 9, 2020 and October 15, 2020, respectively.

To secure the Company’s liabilities, the controlling shareholder, Mr. Avraham Brenmiller, pledged a total of approximately 1.9 million ordinary shares of the Company, clean and free, which he owns, with a single first fixed pledge, unlimited in amount, for the benefit of the lenders (“the Pledged Shares”). The lien on the pledged shares will be canceled upon full repayment of the convertible loans or their conversion into shares of the Company.

The consideration for the convertible loans was split into the liability component and an equity component – see Note 2R. The liability component was initially recognized on the basis of its fair value and treated in accordance with the amortized cost method using the effective interest inherent in it which was calculated at 10.77%; the balance of approximately USD 62 thousand was attributed to the conversion feature and credited to equity.

On July 23, 2020, upon the execution of the private placement as stated in Note 11 above, the loans were automatically converted into shares. Consequently, a cumulative debt of approximately USD 1.7 million was converted into Ordinary Shares of the Company (see Note 11A).

D.	On February 11, 2020, the Company entered into a loan agreement with Rani Zim Shopping Centers Ltd. to provide a loan to the Company in the amount of USD 0.9 million for a period of 165 days and at an interest rate of 5% linked to the Israeli Consumer Price Index.

On July 26, 2020, the Company repaid the loan plus interest in the amount of approximately USD 17 thousand.

E.	See Note 17D below regarding controlling shareholder’s loan.

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – COSTS AND EXPENSES:

A.	COST OF REVENUES:

	Year ended December 31,
	2021	2020
	USD in thousands
Salary and related expenses	1,163	79
Consultants and subcontractors	881	1
Expenditure on materials (including inventory impairment loss)	792	1
Depreciation and other	259	29
Maintenance	93	12
Operating costs not attributed to projects (mainly salary and related expenses) *	863	-
	4,051	122
Onerous contract provision included in costs	215	63

*	Costs and expenses relating to periods in which the plant did not operate in full capacity.

B.	RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES, NET:

	Year ended December 31,
	2021	2020
	USD in thousands
Salary and related expenses	2,529	1,747
Consultants and subcontractors	998	632
Expenditure on materials	738	1,111
Depreciation and other	534	314
Office maintenance	167	137
	4,966	3,941
Less: Government Grants, see Note 3A	(1,266)	(1,734)
In addition: increase in the liability for government grants (see Note 12B)	-	1,706
	3,700	3,913

C.	FACILITIES LAUNCHING EXPENSES:

	Year ended December 31,
	2021	2020
	USD in thousands
Salary and related expenses	-	198
Building maintenance	-	32
Expenditure on materials	-	-
Consultants and subcontractors	-	3
Depreciation and other	-	110
	-	343

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – COSTS AND EXPENSES: (cont.)

D.	MARKETING AND PROJECT PROMOTION EXPENSES, NET:

	Year ended December 31,
	2021	2020
	USD in thousands
Salary and related expenses	521	190
Office maintenance	27	28
Project Promotion	45	82
Consultants and subcontractors	90	22
Other	64	74
	747	396
Less: Government Grants, see Note 3A	-	(26)
	747	370

E.	GENERAL AND ADMINISTRATIVE EXPENSES:

	Year ended December 31,
	2021	2020
	USD in thousands
Salary and related expenses	1,070	557
Office maintenance	77	66
Consultants and subcontractors	1,104	548
Depreciation and other	335	295
	2,586	1,466

F.	OTHER EXPENSES, NET- These are mainly in respect of decrease in value and loss from realization and write down of raw material inventory and equipment.

NOTE 15 – FINANCIAL INCOME AND EXPENSES, NET:

A.	Financial income:

	Year ended December 31
	2021	2020
	USD in thousands
Interest income	3	-
Fair value adjustment of share option’s liability – Note 13B.	1,053	-
Exchange rate differences	17	48
Debt arrangement - See Note 13B	-	915
	1,073	963

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – FINANCIAL INCOME AND EXPENSES, NET: (cont.)

B.	Financial expenses:

	Year ended December 31
	2021	2020
	USD in thousands
Interest and fees to banks	82	120
Notional interest and linkage in respect of shareholder’s Loan - See Note 17D	8	55
Interest on convertible loans	-	93
Interest on lease liabilities	179	104
Exchange rate differences	75	12
Adjustment of royalties’ obligation	11	-
Fair value adjustment of share option’s liability- Note 13B.	-	730
	355	1,114

NOTE 16 - LOSS PER SHARE:

The loss per share is calculated by dividing the loss attributed to shareholders by the weighted average number of ordinary shares outstanding.

Basic Loss Per Share:

	Year ended December 31
	2021	2020
Loss attributed to the shareholders of the Company (USD in thousands)	(10,348)	(9,481)
Weighted average number of ordinary shares outstanding*	11,934,472	7,950,325
Basic loss per share (USD)*	(0.87)	(1.19)

*	Retroactively adjusted to reflect reverse stock split of 2:1. See Note 11A.

Diluted Loss Per Share:

	Year ended December 31
	2021	2020
Loss attributed to the shareholders of the Company (USD in thousands), as above	(10,348)	(9,481)
Financial expenses relating to fair value adjustment of warrants**	(1,053)	-
	(11,401)	(9,481)
Weighted average number of ordinary shares outstanding, as above*	11,934,472	7,950,325
Potential shares from exercise of warrants**	185,000	-
	12,119,472	7,950,325
Fully diluted loss per share (USD)*	(0.94)	(1.19)

*	Retroactively adjusted to reflect reverse stock split of 2:1. See Note 11A.

**	For 2021, except for the warrants that are classified as a liability, all other share options and warrants have anti-dilutive effect (in 2020 all share options and warrants had anti-dilutive effect and therefore the diluted loss per share data for 2020 is the same as the basic loss per share data).

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

The Company’s key management personnel include, together with other parties, per the definition of “related parties” referred to in IAS 24R, include the members of the Board of Directors, and the members of senior management.

A.	Transactions with related parties:

	For the year ended December 31
	2021	2020
	USD in thousands
Salary to related parties employed in the Group (see B. below) – in respect of 3 persons	682	485
Notional interest and linkage for shareholder’s loan	8	55
Remuneration of directors - for three directors (four directors as of July 23, 2020)	57	45

B.	Employment agreements with related parties:

1)	In June 2017, the Company entered into a new employment agreement with the controlling shareholder in respect of his position as CEO of the Company, and with his sons Nir and Doron Brenmiller who are employed as senior officers of the Company, which took effect from the date of listing of the Company’s shares for trading on the Tel Aviv Stock Exchange. According to the said agreement, the monthly salary of the CEO will be USD 24.5 thousand gross, and of his sons will be USD 14 thousand gross, each.

Under the agreement, the above CEO and senior officers would also be entitled to an annual bonus: CEO - 5%, senior officers – 1% each, from annual consolidated profit before tax, subject to such profits reaching the threshold of NIS 2.5 million (approximately USD 0.69 million), and subject to an annual limit of NIS 3 million and NIS 1 million, respectively (approximately USD 0.83 million and USD 285 thousand), of total cost to the Company for all salary components. See also (3) below.

2)	On January 30, 2019, the controlling shareholder, Nir and Doron, gave notice that as of January 2019 and for the next six months they are reducing their monthly salary by 50%, 30% and 30%, respectively and on August 29, 2019 informed the Company that such reduction of salary was extended without a time limit.

Following the approval of the Company’s Board of Directors on February 21, 2021, the reduction of Nir and Doron Brenmiller’s salary from January 2019 was partially canceled, so that as of January 2021, the monthly salary of each of them will be approximately USD 12.5 thousand gross

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (cont.)

B.	Employment agreements with related parties: (cont.)

3)	Subsequent to December 31, 2021, on February 9, 2022, the annual and extraordinary shareholders’ meeting of the Company approved the following:

a.	To reappoint Mr. Avraham Brenmiller as the chairman of the Company’s Board of Directors for an additional period of 18 months, commencing February 1, 2022.

b.	To update the terms and salary of employment of Mr. Nir Brenmiller and Mr. Doron Brenmiller for a period of three years, commencing the date of approval of the shareholders’ meeting, to a monthly gross salary of NIS 55,000.

c.	To cancel the conditional annual bonus described in (1) above.

d.	To grant the above key management personnel non-marketable share options, as follows:

Mr. Avraham Brenmiller	150,000 options
Mr. Nir Brenmiller	75,000 options
Mr. Doron Brenmiller	75,000 options

The options vest in three equal bunches over a period of 3 years (33.3% each year), Each option is exercisable into one Ordinary Share of NIS 0.02, with the following exercise prices: first bunch – NIS 40 per one share, second bunch – NIS 60 per one share, third bunch – NIS 80 per one share (based on exchange rates as of approval date – USD 12.44 USD 18.66 And USD 24.88, respectively).

The estimated value of the above options is NIS 2,616 thousand (USD 810 thousand, as of approval date), which was calculated according to the Black and Scholes formula, based on the following assumptions: expected dividend 0%, standard deviation 75%, risk-free interest of 0.1% and expected life to exercise of 8 to 10 years.

C.	Balances with related parties:

	December 31
	2021	2020
	USD in thousands
Other payables - Employees and Institutions	310	290
Loan from controlling shareholder	-	964
Payables - expenses payable for directors’ remuneration	15	15

Brenmiller Energy Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - TRANSACTIONS AND BALANCES WITH RELATED PARTIES: (cont.)

D.	Loan from controlling shareholder:

During the months of January-February 2019, a shareholder’s loan of USD 680 thousand was received from the controlling shareholder. On August 13, 2019, another loan of USD 172 thousand was received from the controlling shareholder. All such shareholder’s loans were repaid in full in February 2021 after receiving approval from the Company’s Board of Directors.

The Company charges the difference between the fair value of the loans received based on market interest rates and carries the difference to “Capital reserve from transactions with controlling shareholders” in equity (see also Note 2Q) . The aforesaid market interest rates for each for the relevant periods were estimated by an independent external valuer, at 6.45% and 7.51%, respectively. The total benefit carried to the capital reserve amounted to USD 8 thousand and USD 60 thousand during 2021 and 2020, respectively.

NOTE 18 - EVENTS AFTER DECEMBER 31, 2021:

A.	As to the consolidation of the Company’s Ordinary Shares (Reverse stock split) – see Note 11A.

B.	As to the approval and grant of share options and update of term of employment to key management personnel – see Note 17B(3)

C.	On February 9, 2022, the Board of Directors approved the grant of 25,000 non-marketable share options, exercisable to 25,000 Ordinary shares of NIS 0.02 of the Company, to an employee of the Company, based on the terms of the 2013 options plan (see Note 11).

D.	On February 16, 2022, a framework agreement was signed with a large international company in the field of Tobacco for the supply of the Company’s storage systems (bGen), to it and its subsidiaries. The Agreement sets out, inter alia, the commercial conditions for the provision of the systems and services, logistical and technical terms and EPC (Engineering, Procurement, and Construction). The Framework Agreement, which is for a period of 5 years, will allow various international companies with manufacturing plants around the world to contract the company directly, with adjustments to the size of the systems and integration will be required according to the needs of the local plant.

E.	Following 18D above, on March 3, 2022 an agreement was signed with Philip Morris Romania- a Romanian manufacturing company for the purchase of bGen thermal storage system and services under a turn key project, for a consideration in excess of USD 9 million.

F.	On January 4, 2022, a new joint venture company- Rani Zim Sustainable Energy Ltd., was established (see also Note 1A). Under the founder’s agreement, the shareholders are committed to invest a total of NIS 1 million for the purpose of financing the first year of operations, of which the Company’s share is NIS 470 thousand (approximately USD 150 thousand). As at the approval of these financial statements, the Company has invested half of the aforesaid amount.

Up to 3,340,620 Ordinary Shares

Brenmiller Energy Ltd.

PROSPECTUS

May 24, 2022